9/18

Follow-Up Materials

02076190

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO United Heavy Machinery

*CURRENT ADDRESS

PROCESSED
SEP 24 2002
THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5063 FISCAL YEAR 12-31-01

• Complete for initial submissions only **•• Please note name and address changes**

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OICF/BY: dlw

DATE : 9/20/02

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

82-5063

AR/S

12-31-01

ERNST & YOUNG

ERNST & YOUNG

Consolidated Financial Statements

OAO United Heavy Machinery (Uralmash-Izhora Group)

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Financial Statements

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

■ Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062 Russia
Phone: 7 (095) 705 92 92
Fax: 7 (095) 705 92 93

■ Эрнст энд Янг (СНГ) Лимитед
Россия, 103062 Москва
Подсосенский переулок, 20/12
Телефон: 7 (095) 705 92 92
Факс: 7 (095) 705 92 93
ОКПО 40128555

Report of Independent Auditors

The Board of Directors
OAO United Heavy Machinery (Uralmash-Izhora Group)

We have audited the accompanying consolidated balance sheets of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries (collectively referred to as the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young (CIS) Limited

June 14, 2002,
except for Note 2, as to which the date is
August 23, 2002

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Balance Sheets

(In thousands of US dollars)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 15,267**	$ 9,324
Short-term investments *(Note 5)*	**22,374**	53,366
Trade accounts receivable, net *(Note 6)*	**50,563**	36,012
Due from related parties *(Note 7)*	**12,554**	13,361
Inventories, net *(Note 8)*	**184,214**	133,922
Taxes receivable *(Note 3)*	**21,474**	19,504
Prepaid expenses and advances to suppliers	**22,737**	29,843
Deferred taxes *(Note 12)*	**3,393**	–
Other current assets	**4,569**	6,481
Total current assets	**337,145**	301,813
Plant and equipment, net *(Note 9)*	**178,001**	176,947
Long-term investments, net *(Note 10)*	**11,516**	8,488
Due from related parties, long-term *(Note 7)*	**7,301**	18,458
Total assets	**$ 533,963**	$ 505,706
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Trade accounts payable and accruals	**$ 35,174**	$ 44,484
Advances received and deferred revenues *(Note 11)*	**183,084**	180,827
Taxes payable *(Note 13)*	**47,290**	79,050
Payroll and related obligations	**5,717**	4,291
Due to related parties *(Note 7)*	**7,497**	13,149
Deferred taxes *(Note 12)*	**343**	2,938
Short-term borrowings *(Note 14)*	**31,983**	11,918
Current portion of long-term accounts payable and long-term debt *(Notes 16 and 17)*	**4,526**	4,586
Other payables	**8,235**	5,217
Total current liabilities	**323,849**	346,460
Non-convertible bonds *(Note 15)*	**24,856**	–
Long-term debt *(Note 17)*	**2,458**	1,407
Trade accounts payable, long-term *(Note 16)*	**2,498**	3,555
Taxes payable, long-term *(Note 13)*	**49,732**	24,968
Deferred taxes, non-current *(Note 12)*	**431**	395
Total liabilities	**403,824**	376,785
Minority interest *(Notes 3 and 18)*	**201,700**	207,066
Shareholders' deficiency *(Note 19)*:		
Common stock (0.1 ruble par value per share), 65,350,000 shares authorized and 35,350,000 shares issued as of December 31, 2001 and 2000; 31,375,282 and 35,350,000 shares outstanding as of December 31, 2001 and 2000, respectively	**582**	582
Cumulative preferred stock (0.1 ruble par value per share), 2,750,000 shares authorized, issued and outstanding as of December 31, 2001 and 2000	**48**	48
Additional paid-in capital	**75,644**	73,844
Treasury stock, 3,974,718 shares of common stock as of December 31, 2001 (nil as of December 31, 2000)	**(13)**	–
Accumulated deficit	**(146,609)**	(152,619)
Accumulated other comprehensive loss	**(1,213)**	–
Total shareholders' deficiency	**(71,561)**	(78,145)
Total liabilities and shareholders' deficiency	**$ 533,963**	$ 505,706

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Income

(In thousands of US dollars, except for per share data)

	Year ended December 31, 2001	2000
Sales	**$ 313,116**	$ 241,024
Cost of sales	**249,889**	221,042
Gross margin	**63,227**	19,982
Selling, general and administrative expenses	**64,101**	45,906
(Release from) provision for doubtful accounts receivable	**(3,097)**	3,234
(Release from) provision for obsolete inventory	**(975)**	11
Provision for obsolete equipment under construction	**2,284**	2,615
Income (loss) from operations	**914**	(31,784)
Other income (expense)		
Interest income	**3,084**	1,428
Interest expense	**(8,308)**	(1,339)
Investment income *(Note 3)*	**5,236**	–
Investment loss *(Note 3)*	**(4,447)**	(1,834)
Gain on sale of non-core business units *(Note 20)*	**4,539**	14,656
Gain on release from tax penalties *(Note 21)*	**4,313**	14,952
Provision for tax penalties *(Note 22)*	**(11,235)**	(7,999)
Other non-operating gains	**2,887**	2,677
Foreign exchange gain *(Note 3)*	**8,431**	14,343
Income before income taxes and minority interest	**5,414**	5,100
Income tax expense *(Note 12)*	**(1,374)**	(3,527)
Income before minority interest	**4,040**	1,573
Minority interest in net losses (income) of subsidiaries	**1,970**	(1,234)
Net income	**$ 6,010**	$ 339
Other comprehensive loss, net of income tax		
Unrealized holding losses from available for sale securities *(Note 5)*	**(1,213)**	–
Comprehensive income	**$ 4,797**	$ 339
Basic and diluted net income per share	**$ 0.17**	$ 0.01
Basic and diluted comprehensive income per share	**$ 0.14**	$ 0.01
Average shares of common stock outstanding	**35,184,387**	35,350,000

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Changes in Shareholders' Deficiency

(In thousands of US dollars, except for share data)

	Common stock		Cumulative preferred stock		Additional paid-in-capital			Treasury common stock				
	Shares	Amount	Shares	Amount	Common and preferred stock	Treasury Stock	Total	Shares	Amount	Accumulated deficit	Accumulated other comprehensive loss	Total
Balances as of January 1, 2000	35,350,000	$ 582	2,750,000	$ 48	$73,844	$ –	$ 73,844	–	$ –	$ (152,958)	$ –	$(78,484)
Net income	–	–	–	–	–	–	–	–	–	339	–	339
Balances as of December 31, 2000	35,350,000	$ 582	2,750,000	$ 48	$73,844	$ –	$ 73,844	–	$ –	$ (152,619)	$ –	$(78,145)
Purchase of treasury stock from related parties	–	–	–	–	–	–	–	(4,424,718)	(14)	–	–	(14)
Treasury stock issued to management	–	–	–	–	–	1,800	1,800	450,000	1	–	–	1,801
Unrealized holding losses from available for sale securities	–	–	–	–	–	–	–	–	–	–	(1,213)	(1,213)
Net income	–	–	–	–	–	–	–	–	–	6,010	–	6,010
Balances as of December 31, 2001	**35,350,000**	**$ 582**	**2,750,000**	**$ 48**	**$73,844**	**$1,800**	**$75,644**	**(3,974,718)**	**$ (13)**	**$ (146,609)**	**$ (1,213)**	**$(71,561)**

See Report of Independent Auditors and accompanying notes.

OAO United Heavy Machinery (Uralmash-Izhora Group)

Consolidated Statements of Cash Flows

(In thousands of US dollars)

	Year ended December 31, 2001	2000
Net income	**$ 6,010**	$ 339
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation of plant and equipment	**22,105**	20,602
Foreign exchange gain	**(8,431)**	(14,343)
Deferred tax (benefit) expense	**(5,952)**	1,390
(Release from) provision for doubtful accounts receivable	**(3,097)**	3,234
(Release from) provision for obsolete inventory	**(975)**	11
Provision for obsolete equipment under construction	**2,284**	2,615
Investment income	–	(1,131)
Investment loss	**4,447**	1,834
Minority interest	**(1,970)**	1,234
Gain on sale of non-core business units	**(4,539)**	(14,656)
Gain on release from tax penalties	**(4,313)**	(14,952)
Provision for tax penalties	**11,235**	7,999
Management compensation in non-cash form	**1,800**	–
Loss (gain) on sale of short-term investments and other assets	**966**	(4,713)
Net change before change in working capital	**19,570**	(10,537)
Changes in assets and liabilities, net of effects from purchase of Burovaya Tekhnika in 2001 and Krasnoe Sormovo in 2000:		
Trade accounts receivable	**(14,226)**	(9,561)
Inventories	**(47,260)**	(37,189)
Taxes receivable	**(2,466)**	(3,387)
Prepaid expenses and advances to suppliers	**5,293**	(11,222)
Other current assets	**1,487**	(2,823)
Trade accounts payable and accruals	**16**	8,310
Deferred revenues	**3,937**	60,964
Payroll and related obligations	**1,193**	10,599
Taxes payable	**(10,201)**	10,685
Amounts due to and from related parties	**(4,845)**	13,242
Other payables	**3,109**	(1,261)
Net cash (used in) provided by operating activities	**$ (44,393)**	$ 27,820

Consolidated Statements of Cash Flows (continued)

(In thousands of US dollars)

	Year ended December 31, 2001	2000
Cash Flows from Investing Activities		
Acquisition of Burovaya Tekhnika *(Note 4)*	**$ 799**	$ –
Acquisition of (additional interest in) Krasnoe Sormovo *(Note 4)*	**(2,178)**	(1,211)
Acquisition of additional interest in Izhorskiye Zavody *(Note 4)*	**(1,318)**	–
Net purchases of short-term investments	**26,146**	(16,314)
Purchases of plant and equipment	**(30,417)**	(9,933)
Proceeds from sale of non-core business units	**2,818**	19,930
Proceeds from sale of other assets	**1,742**	1,123
Purchase of long-term investments	**(6,520)**	(11,517)
Proceeds from long-term investments	**–**	1,043
Repayments of (loans) issued to related parties, net	**9,041**	(19,818)
Net cash provided by (used in) investing activities	**113**	(36,697)
Cash Flows from Financing Activities		
Net proceeds from loans and borrowings	**22,623**	17,917
Proceeds from issuance of non-convertible bonds	**36,036**	–
Repurchases of non-convertible bonds	**(7,898)**	–
Purchase of treasury stock	**(14)**	–
Sale of treasury stock	**1**	–
Dividends paid by subsidiaries	**(160)**	(2)
Net cash provided by financing activities	**50,588**	17,915
Effect of exchange rate changes on cash and cash equivalents	**(365)**	(148)
Net increase in cash and cash equivalents	**5,943**	8,890
Cash and cash equivalents at beginning of year	**9,324**	434
Cash and cash equivalents at end of year	**$ 15,267**	$ 9,324
Supplementary cash flow information:		
Interest paid	**$ 2,573**	$ 14
Income taxes paid	**5,212**	1,698
Supplementary disclosure of non-cash activities:		
Treasury stock issued to management	**$ 1,800**	$ –
Proceeds from sale of non-core business units received in the form of the Company's non-convertible bonds	**3,282**	–

See Report of Independent Auditors and accompanying notes.

(In thousands of US dollars, unless otherwise stated)

1. Description of Business

Open Joint Stock Company ("OAO") OAO United Heavy Machinery (Uralmash-Izhora Group) (the "Holding"), formerly OAO Uralmash-Zavody, is incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation, and is a holding company with significant investments in five entities: OAO Ural Heavy Machine-Building Plant ("Uralmash"), a manufacturer of heavy machinery, including mills and mill equipment, on-shore and off-shore drilling equipment, quarry shovels, hot and cold rolling equipment and continuous casting units; OAO Izhorskiye Zavody ("Izhorskiye Zavody"), a manufacturer of heavy engineering machine-building and metallurgical products, equipment for nuclear power plants and mining equipment; OAO Welded and Machine-Building Structure Plant ("ZSMK"), a manufacturer of electrical line pilings, drilling equipment, and custom metal construction; OAO Krasnoe Sormovo Plant ("Krasnoe Sormovo"), a manufacturer of sea-river tankers and dry-cargo vessels for shipping companies and circulation systems for oil rigs, and OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika"), a manufacturer of drilling equipment. The consolidated financial statements include the accounts of the Holding, Uralmash, Izhorskiye Zavody, ZSMK, Krasnoe Sormovo, Burovaya Tekhnika and certain other minor entities (collectively referred to as "the Company").

The Company organizes its business along six major business lines: drilling equipment (oil and gas rigs), equipment for nuclear power plants, metallurgical equipment, mining equipment, shipbuilding and specialty steels.

The Holding exercises operating and strategic control over its production subsidiaries. The Holding was incorporated in 1996 and in 1997 acquired its ownership shares in Uralmash and ZSMK through stock swaps with the previous shareholders.

Formed in 1933, Uralmash, a Russian legal entity incorporated in Ekaterinburg, was instrumental in the industrialization of the Soviet Union, particularly in the mining and metallurgical industries. During World War II, Uralmash changed its focus to the manufacturing of military tanks and fighter planes, converting back to the production of heavy machinery following the war. In December 1992, Uralmash was registered as an open joint stock company in accordance with the laws of the Russian Federation, allowing the public trade of Uralmash shares. At December 31, 2001, the Holding held 69.16% of the outstanding stock of Uralmash.

Founded in 1722, Izhorskiye Zavody, a Russian legal entity incorporated in St. Petersburg, is one of the oldest plants in Russia. Izhorskiye Zavody was formerly a state owned production association. In 1992, Izhorskiye Zavody was re-organized into an open joint stock company. In 1998, the Holding acquired 46.53% of the Izhorskiye Zavody shares for cash and issuance of shares. Further in 1999, the Holding acquired additional 20.65% of interest in Izhorskiye Zavody for cash. At December 31, 2001, the Holding held 75.48% of the outstanding stock of Izhorskiye Zavody.

1. Description of Business (continued)

ZSMK, a Russian legal entity incorporated in the Sverdlovsk region, was founded in 1980 and was formerly a state owned production association. Subsequently ZSMK was re-organized into open joint stock company. At December 31, 2001, the Holding held 73.62% of the outstanding stock of ZSMK.

Krasnoe Sormovo, a Russian legal entity incorporated in Nizhniy Novgorod, was founded in 1849 and was formerly a state owned production association specializing in the manufacture of military vessels and submarines. In 1994, Krasnoe Sormovo was re-organized into an open joint stock company and switched its facilities to the manufacture of the non-military fleet. In 1998 the Holding acquired 18.68% of the Krasnoe Sormovo shares for cash. Further in 2000 the Holding acquired additional 31.32% of the shares in Krasnoe Sormovo for cash and through the exchange of other assets. In 2001 the share was increased by 10.73% (Note 4).

Burovaya Tekhnika, a Russian legal entity incorporated in Moscow and having subsidiaries in Volgograd, Lubertsy and Perm, was founded in 1953. Besides manufacturing drilling equipment, Burovaya Tekhnika currently carries out research and development for the oil drilling industry and provides drilling services to oil companies. In the course of 1997-2001, the Holding acquired 55.09% of the Burovaya Tekhnika share capital.

The Company is making ongoing efforts to expand its market presence and modernize its facilities through a series of acquisitions with Russian and foreign entities in similar industries and joint ventures with western counterparts (Note 4).

The Company is one the biggest manufacturers of heavy engineering products in Russia. The Company's main customers are Russia's largest oil and gas companies and metallurgical plants. Approximately 27% and 20% of its revenues for the years ended December 31, 2001 and 2000, respectively, came from export sales, mostly sales of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to customers in the Commonwealth of Independent States. During 2000 and 2001, the Company expanded its customer base in the Asia region (China, Iran, Mongolia).

2. Financial Position

As of December 31, 2001, the Company's consolidated balance sheet reflected an accumulated deficit of $146,609. This accumulated deficit is the result of losses from operations over the last several years, including substantial impairment charges to property plant and equipment in 1999. Although its profitability has improved during 2001, the Company had negative cash flows from operating activities of $44,393 during the year ended December 31, 2001. The nature of the Company's growing business, combined with the long-term nature of its production cycle, requires the Company to continue to invest cash in inventory prior to receiving cash from its customers. While management continues to implement actions to minimize this cash flow cycle, it expects that the trend for negative cash flow from operations will continue in the near future. In addition, management expects to continue to make significant investments into new businesses and existing plant and equipment.

2. Financial Position (continued)

These factors could raise doubt as to the Company's ability to continue its operations as a going concern. The accompanying consolidated balance sheets do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Management of the Company believes that the Company has sufficient financial resources to maintain current operations. Management also believes that the current market situation in Russia and projected future business development of the Company will allow management to improve the financial position and cash flow from operations of the Company. Specifically, the Company's plans and actions include the following:

- As of December 31, 2001, the Company has significant existing long-term contracts for the future production of nuclear power station equipment to be exported to China and Iran. Subsequent to December 31, 2001 the Company has executed a long-term contract for nuclear power equipment to be provided to a project in India.
- As of December 31, 2001, the Company has significant existing contracts for the production of drilling equipment and long-term contracts for the production of continuous casting units. In addition to these individually significant contracts, subsequent to December 31, 2001, the Company has continued to experience continued growth in demand for its products, resulting in a significant future production portfolio, many of which extend for several years.
- Over the past year the Company has successfully worked with creditors to secure necessary financing for the long-term contracts in process and for other investing needs. Based on the terms of existing contracts as well as its recent experience, management of the Company expects to be able to continue to secure necessary short-term and long-term financing for its operational and investing cash flow requirements.
- During 2001, Management has continued to restructure its operations to increase its efficiency and reduce costs. Management has also, over the past several years, implemented a program to divest of non-core businesses and increase its business in core, higher margin business lines. Management expects these actions to continue to improve its profitability and results of operations.

Management believes that the indicators that raise doubt about the Company's ability to continue as a going concern are substantially mitigated by the above factors, as well as its overall evaluation of its business environment. As a result, the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

3. Significant Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of consolidation and presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Significant intercompany balances and transactions have been eliminated in the consolidation. The following subsidiaries have been included in the Company's consolidated financial statements as of December 31, 2001:

Name	Principal activities	Country of incorporation	Stake held by the Holding or its subsidiaries
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Production of drilling, mining and metallurgical equipment	Russia	69.16%
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Production of mining equipment, equipment for nuclear power plants and specialty steels	Russia	75.48%
OAO Welded and Machine-Building Structure Plant ("ZSMK")	Production of metallurgical and drilling equipment	Russia	73.62%
OAO Krasnoe Sormovo Plant"("Krasnoe Sormovo")	Shipbuilding	Russia	60.74%
OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika")	Production of drilling equipment and research and development for oil companies	Russia	55.09%
ZAO Uralmash-Tovary	Production of consumer goods	Russia	100% owned by Uralmash
ZAO UMZ-Engineering	Engineering services and sales of products manufactured by Uralmash	Russia	100%
ZAO UMZ-Trading Company	Sales of products manufactured by Uralmash	Russia	100%
ZAO Uralmash-Service	Engineering services and sales of products manufactured by Uralmash	Russia	100%
OOO Leasing of Machinery and Equipment	Lease of machinery and equipment	Russia	100%
OAO Leasing-center-invest	Lease of machinery and equipment to Uralmash and related parties	Russia	100%
ZAO Trading Company – Izhorskiye Zavody ("ZAO TK Izhorskiye Zavody")	Sales of products manufactured by Izhorskiye Zavody and purchases of supplies for Izhorskiye Zavody	Russia	100%
ZAO KomplektAtomIzhora	Engineering and installation services	Russia	100%
OOO United Heavy Machinery	Engineering, marketing and sales of metallurgical, nuclear power plant and mining equipment, and steels.	Russia	100%
OOO OMZAR	Investing activities	Armenia	100%
United Heavy B.V.	Investing activities	The Netherlands	100%
OOO SoftSystemService	Software development	Russia	100%
OOO OMZ-Structure Development	Managing of non-profile business	Russia	90%
OOO Machinery-Building Plants Support Company	Procurement of raw materials and spare parts to main production units	Russia	100%
OOO Autocomplect	Production of mufflers	Russia	100%
OOO Firm Izoterm	Production of converters	Russia	100%

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

For majority-owned subsidiaries that incur losses, it is the Company's policy to recognize 100% of the losses, after first reducing the related minority interests' balances to zero. Further, when a majority-owned subsidiary becomes profitable, the Company will recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Company will recognize profits in accordance with the underlying ownership percentage.

Although the significant subsidiaries have control over other companies, the investment in those other companies have been carried at the lower of cost or market value, due to their insignificant net assets and earnings. The inclusion of the results and net assets of these companies would be immaterial to the Company.

The Holding and its subsidiaries maintain their accounting records and prepare their financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The financial statements used in preparing the accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the respective accounting books, which are appropriate to present the financial position, results of operations, and cash flows in accordance with US GAAP.

The principal adjustments are related to the reserve for doubtful debts and inventory obsolescence, timing of revenue and expense recognition, deferred income taxes, foreign currency translation, depreciation and valuation of fixed assets, purchase accounting, impairment of assets, and elimination of intercompany balances and transactions.

Foreign Currency Translation

The accompanying financial statements have been prepared in US dollars. Transactions and balances not already measured in US dollars (primarily Russian rubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("FAS") No. 52, "Foreign Currency Translation", as applied to entities in highly inflationary economies.

Under FAS No. 52, revenues, costs, capital, and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange or translation gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to non-operating expenses. The foreign exchange gain arising in 2001 of $8,431 (2000 - $14,343) resulted from the fact that the Company was in a net monetary ruble liability position during the course of the year, and the ruble devalued in both years.

3. Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and are generally considered to be a reasonable approximation of market rates. The translation of ruble-denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official exchange rates as of December 31, 2001 and 2000 for one US dollar were 30.14 rubles and 28.16 rubles, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and deposits held on call with domestic banks with maturity less than three months. Included in cash and cash equivalents as of December 31, 2001 and 2000 are several bank accounts opened with ZAO Promtorgbank ("Promtorgbank"), a related party, in the total amount of $10,576 and $3,813, respectively.

Trade Receivables

Trade receivables are stated net of an allowance for accounts identified as doubtful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in first-out (FIFO) method. A reserve for obsolete inventory is created for inventory which management believes may not be fully recoverable.

Short-Term Investments

The Company accounts for investments in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

3. Significant Accounting Policies (continued)

Short-Term Investments (continued)

Short-term investments include certain Russian government securities, bank promissory notes, commercial promissory notes, and bank deposits which were acquired for short-term purposes, and are stated at fair value. Certain Russian government and corporate securities that have an established market are stated at their quoted market value and classified as available for sale. Accordingly, net realized gains and losses are included in investment income or loss, while net unrealized gains and losses are included in other comprehensive income. Changes in the fair value of short-term investments other than marketable securities are recognized as income or expense.

Long-Term Investments

Long-term investments consist of equity securities, which do not have an established market, and are carried at cost. The carrying amount of long-term investments is reduced to recognize a decline other than temporary in the value of the investments, if necessary.

Taxes Receivables

Taxes receivable are represented predominantly by the input Value-Added Tax ("VAT"), which is offsetable against future VAT charged on the Company's sales.

Plant and Equipment

As of the acquisition date (mid-1997), Uralmash plant and equipment was stated at its fair value being depreciated replacement cost, which was determined by independent appraisal as of December 31, 1995 (as adjusted for additions and disposals through the acquisition date). Subsequent to the initial recognition, the Company allocated the amounts of negative goodwill of $395,333 and $21,878 resulting from the acquisitions of shares in Uralmash in 1997 and 1998, respectively, against the values of Uralmash plant and equipment acquired.

Since the acquisition date (September 1, 1999), Izhorskiye Zavody plant and equipment was stated at depreciated replacement cost ($357,260) determined by independent appraisal as of December 31, 1999, reduced by the amount of impairment loss of $310,355 (Notes 4 and 9). An additional impairment loss of $1,015 was recognized during the year ended December 31, 1999.

ZSMK plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $45,468 and $2,271 resulting from the acquisitions of shares in ZSMK in 1997 and 1998, respectively, against the values of its plant and equipment.

3. Significant Accounting Policies (continued)

Plant and Equipment (continued)

Krasnoe Sormovo plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $36,372 and $6,423 resulting from the acquisitions of Krasnoe Sormovo shares during 2000 and 2001, respectively, against the values of its plant and equipment (Notes 4).

Plant and equipment of Burovaya Tekhnika is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $6,747 resulting from the acquisitions of Burovaya Tekhnika shares during 2001 against the values of its plant and equipment.

As of December 31, 2001, there was no information available on the market value of the Company's plant and equipment because of its specialized nature and age, and because such items are rarely sold. As of that date, there was no information available that indicated the carrying value of the Company's plant and equipment was impaired.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	30 years
Machinery and equipment	15 years
Vehicles	3 years
Furniture and fixtures	3 years

Maintenance costs relating to items of plant and equipment are expensed as incurred.

Negative Goodwill Arising on Acquisitions

When the cost of acquisition is less than the Company's interest in the fair values of identifiable assets assumed and liabilities acquired as at the date of the exchange transaction, the fair values of the non-current assets (specifically, plant and equipment) acquired are reduced proportionally until the excess is eliminated.

3. Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company follows the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires that plant and equipment held and used by the Company and goodwill be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events may include economic crises, drastic devaluations of the Russian ruble, significant changes in prices for similar equipment and other conditions. Impairment loss is recognized if the sum of the estimated undiscounted future cash flows expected to result from use of the long-lived assets and their ultimate disposition, at the subsidiary level, is less than the carrying value of such assets. Once impairment loss is expected, it is measured as the amount by which the carrying amount of plant and equipment exceeds the estimated future cash flows discounted at the asset-specific rate of return expected from the companies operating in the Russian market. As of December 31, 2001, there was no information available that indicated that the Company's plant and equipment was impaired below its carrying value.

When the plant and equipment of subsidiaries acquired in a business combination accounted for using the purchase method is being tested for recoverability, the goodwill that arose in that transaction is included as part of the plant and equipment in determining recoverability. In instances where goodwill is identified with plant and equipment that are subject to an impairment loss, the carrying amount of goodwill is eliminated before making any reduction of the carrying amounts of impaired long-lived assets.

Pension Funds

The Company contributes to the Russian Federation state pension fund, social insurance, medical insurance fund, and employment fund on behalf of its employees. The Company's contributions amount to approximately 35.6% and 38.5% during the years ended December 31, 2001 and 2000 of the portion of employees' compensation reported for the statutory purposes as salaries and are expensed as incurred. Total amounts expensed in connection with contributions to the above funds for the years ended December 31, 2001 and 2000 were $19,900 and $16,114, respectively. In 2001, the Company also made contributions to named funds in respect to restructured overdue liabilities (Note 13).

The Company has no other program or obligation for payment of post retirement benefits to its employees.

Minority Interest

Minority interest represents interests of third parties in the net assets of the Company's subsidiaries.

Treasury Stock

Treasury stock is accounted for under the cost method, whereby a gain or loss is determined when the treasury stock is reissued or retired.

3. Significant Accounting Policies (continued)

Revenue Recognition

Sales of Routinely Manufactured Equipment and Standard Services

The Company generates its revenue from the sales of goods to third party customers and the development of certain engineering documentation. For sales of goods produced in a standard manufacturing operation, even if produced to buyers' specification, and standard services, revenue is recognized, net of value added tax ("VAT"), in the period in which the goods are dispatched from the plant or the services are provided, and invoices are raised both for cash and for non-monetary transactions. In cases where a contract covers several homogenous or various routinely manufactured products, sales are recognized under the unit-of-delivery method. Such sales cover the majority of contracts for the manufacturing and supply of drilling equipment, equipment for nuclear power plants, metallurgical equipment, mining equipment, and specialty steels, except for those specifically referred to below.

Payments and goods received in the exchange for future shipments are recorded as deferred revenue. Costs of supplied equipment that do not meet the criteria to be recorded as sales under the unit-of-delivery method are recorded as deferred costs. Taxes on operating revenues were charged to general and administrative expenses at the rates of 1% and 4% over the years ended December 31, 2001 and 2000.

In September 1999, the Security and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101"), which allows public companies to recognize revenue only if the following four criteria have been met: (1) there is persuasive evidence of an arrangement; (2) delivery has occurred or services have been rendered; (3) the seller's price is fixed or determinable; (4) collectibility is reasonably assured. The Company adopted SAB No. 101 effective January 1, 2000. The adoption of SAB No. 101 did not have a material effect on the Company's financial position or results of operation.

Multiple-Element Revenue Arrangements

If a contract is segregated in a number of discreet stages and if the title to equipment or service passes to the customer upon the completion of a certain stage, revenue is recognized after each stage provided (a) the goods are dispatched from the plant or the services are provided, and (b) invoices are raised. The Company recognizes revenue upon the acceptance of such stages ("elements") following the requirements of the FASB's Emerging Issues Task Force ("EITF") consensus on Issue No. 00-21, "Accounting for Multiple-Element Revenue Arrangements". Fair value allocated to each element of a multiple-element arrangement, which includes various products and/or services, approximates the values stated in the long-term contracts with buyers.

Construction-Type Contracts

Construction-type contracts generally include long-term contracts to manufacture design-build equipment, including continuous casting machines, nuclear power plant equipment, ships, and vessels.

3. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Construction-Type Contracts (continued)

A single contract or a group of contracts that otherwise meet the test for combining under Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP No. 81-1"), may include several elements or phases, each of which the contractor negotiated separately with the same customer and agreed to perform without regard to the performance of others. The Company recognizes revenue upon the completion of each element or phase only if it meets all of the criteria of SOP No. 81-1, including, but not limited to, the following: (i) the terms and scope of the contract or project clearly call for separable phases or elements; (ii) the separable phases or elements of the project are often bid or negotiated separately; (iii) the Company has a significant history of providing similar services to other customers, and the similarity of such services and prices to other customers are verifiable; (iv) the excess of the sum of the prices of the separate elements over the price of the total project is clearly attributable to cost savings incident to the combined performance of the contract obligation.

Sales of continuous casting machines, ships and vessels are accounted for under the completed contract method or unit-of-delivery method, if several homogenous units are covered by the same agreement.

Sales under the construction-type contracts for nuclear power plant equipment are accounted for under the percentage-of-completion method on a pro rata basis of cost of equipment supplied to customer to total estimated contract costs. If the estimates of total contract costs can be made in ranges most likely to occur, those amounts should be used. If the Company cannot determine "most likely" amounts, it uses the lowest probable level of profit in the range until it can estimate more precise results. Billings made by the Company in excess of revenues recognized under the percentage-of-completion method are deferred and recorded in trade accounts receivable and deferred revenues.

Expense Recognition

Expenses are recognized in the period in which they are incurred. Expenses related to future periods are recognized as deferred expenses.

Compensated Absences

The costs related to compensated absences cannot be reasonably estimated and are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. These costs totaled $518 and $494 for the years ended December 31, 2001 and 2000, respectively.

3. Significant Accounting Policies (continued)

Research and Development Costs

Research and development costs are expensed as incurred. These costs totaled $1,189 and $853 for the years ended December 31, 2001 and 2000, respectively.

Investment Income

Investment income represents gains realized by the Company on transactions with government and corporate securities, bank notes and commercial promissory notes that are routinely acquired for short or medium-term purposes and generate income in the form of interest, coupons or excess of sales prices over the original purchase prices. In addition, included in investment income are net gains resulting from the repurchase of the Company's own promissory notes at a discount.

Capital Investment Tax Deductions

Russian tax legislation allows for certain additional tax deductions related to new capital investments. These deductions are accounted for as a reduction of current taxable income in the year in which the deduction arises.

Non-Monetary Transactions

As with most companies operating in Russia, a significant portion of the Company's business is conducted via non-monetary transactions related primarily to the Company's purchases of inventory and property and equipment in exchange for its products. Typically, these transactions are accounted for at the normal, open-market selling prices of the items transferred, which may include bills of exchange issued by banks and the companies. The Company has recently undertaken significant efforts to reduce, or minimize, the volume of such transactions.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable and other receivables. The Company limits its credit risk arising from its accounts receivable through the use of non-monetary transactions as a settlement of such accounts. Although the Company normally does not require collateral, it usually obtains advances from customers before launching significant or long-term contracts. E.g., for a $42,000 contract with OAO Magnitogorsk Iron Works to supply continuous casting units, the Company obtained the guarantee of the customer's bank as well as a collateral in the form of the customer's promissory notes. Under one of the long-term contracts for construction of two reactors at the Liang Yung Gang nuclear power station, the Company obtained a $24,000 advance payment (Note 11).

The Company deposits available cash with several non-state owned Russian banks, including Promtorgbank, a related party. The Company also maintains short-term bank deposits and keeps short-term Russian bank promissory notes. Management regularly monitors the financial status of the banks where deposits are maintained.

3. Significant Accounting Policies (continued)

Concentration of Credit Risk (continued)

The Company also has corporate promissory notes, classified as short-term investments, issued mostly by regular customers having a good credit history, or related parties, for which the collectibility is reasonably assured.

The Company's production revenue for the year ended December 31, 2001 was split as follows: specialty steels – 20% (2000 - 32%), metallurgical equipment – 15% (2000 - 24%), mining equipment – 12% (2000 - 19%), drilling equipment – 18% (2000 - 12%), nuclear power plant equipment – 19% (2000 - 13%), shipbuilding - 5% (2000 – 0%) and other 11% (2000 – 0%).

Fair Value of Financial Instruments

The fair value of financial instruments, consisting of cash, short-term investments, accounts receivable and payable, non-convertible bonds, and debt instruments approximates their carrying values.

Related Party Transactions

The Holding and its subsidiaries, as part of their normal business, entered into a number of transactions with related parties, which form part of the unconsolidated group controlled by the same individual and corporate investors and directors. Such transactions related mainly to the short-term financing of operating activities in the form of transfer of promissory notes and the trading of marketable securities and promissory notes as well as the acquisitions of equity stakes in other entities. In addition, certain entities acted as agents to receive cash on behalf of the subsidiaries (Note 7). The related party transactions during the years ended December 31, 2001 and 2000 might not have been carried at arm's length, and the promissory notes issued to or received from other related parties might be illiquid outside the unconsolidated group of entities under common control, and are solely used as a settlement instrument among such group. Amounts due to and from related parties are carried at cost.

Comprehensive Income

Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income". FAS No. 130 establishes comprehensive standards for the reporting and presentation of income and its components in a set of general-purpose financial statements.

Segment Information

In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". FAS No. 131 changes the way publicly traded companies report selected segment information in annual financial statements. As the Company is not considered a public company, it has chosen not to adopt the new statement in 2001.

3. Significant Accounting Policies (continued)

Current Accounting Pronouncements

In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 1999. This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company adopted the new statement effective January 1, 2001. The adoption of FAS No. 133 did not have a significant effect on the Company's financial position.

In 1999 and 2000, the FASB issued FAS No. 135, "Deferral of the Effective Date of Certain Accounting Requirements for Pension Plans and Local Governmental Units", FAS No. 136, "Transfers of Assets Involving a Non-for-Profit Organization That Raises or Holds Contributions for Others", and FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The adoption of these standards did not have any impact on the Company's consolidated financial statements.

In June 2001, the FASB issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. FAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. FAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company will apply FAS No. 142 effective January 1, 2002. Application of the non-amortization and impairment provisions of FAS No. 142 is not anticipated to be significant.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". This statement deals with the costs of closing facilities and removing assets. FAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. FAS No. 143 is effective for years beginning after June 15, 2002. The Company does not believe that the adoption of FAS No. 143 will have a significant impact on its future consolidated financial statements.

3. Significant Accounting Policies (continued)

Current Accounting Pronouncements (continued)

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2000 comparatives, for them to conform to the 2001 presentation.

4. Business Combinations

Acquisition of additional interest in Izhorskiye Zavody

Throughout the first half of 2001, the Company acquired an additional 6.52% interest in Izhorskiye Zavody for cash of $1,318, bringing its overall interest in Izhorskiye Zavody to 75.48%. As of the dates of the purchase of additional shares of Izhorskiye Zavody, the consideration paid approximated the Company's share in the fair value of the net assets acquired.

Acquisition of Krasnoe Sormovo

In 1998, the Holding acquired 18.68% of Krasnoe Sormovo for cash of $2,052. Through the period from May 22, 2000 to June 23, 2000 the Holding acquired an additional 14.14% of shares: 4% of shares were exchanged for Pnevmostroymachina shares, with the fair value of $425, and remaining 10% of shares were purchased for $9 from OOO "Novye Vozmozhnosti", a related party. The total value of the consideration paid for 32.82% of shares amounts to $2,486.

Since June 23, 2000, the investment in Krasnoe Sormovo had been accounted for under the equity method. To determine the results of the acquisition, net assets of Krasnoe Sormovo were valued at their fair values in accordance with the APB Opinion No. 18. The carrying values were assumed to approximate their fair values. The total value of the acquired share in the net assets of Krasnoe Sormovo amounted to $28,314. The acquisition resulted in negative goodwill of $25,828, which was allocated against the value of acquired plant and equipment.

4. Business Combinations (continued)

Acquisition of Krasnoe Sormovo (continued)

In December 2000, the Holding acquired additional 17.001% of Krasnoe Sormovo for cash of $3,078. December 19, 2000 is considered to be the effective date of the acquisition of Krasnoe Sormovo for accounting purposes since from that date the Holding's share in Krasnoe Sormovo had exceeded 50%. Accordingly, Krasnoe Sormovo has been treated as a subsidiary since December 19, 2000 and the results of operations have been included in the consolidated statement of income since that date.

To determine the results of the acquisition accounted for as a purchase, net assets of Krasnoe Sormovo were recorded at their fair values. The fair value of property and equipment at December 19, 2000 was presumed to approximate their carrying values. The total value of the acquired share of the net assets of Krasnoe Sormovo amounted to $13,622. The acquisition resulted in negative goodwill of $10,544, which was allocated against the value of plant and equipment acquired.

The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	December 19, 2000
Cash	$ 1,867
Trade receivables	1,452
Inventories	16,606
Taxes receivable	661
Other current assets	21,317
Long-term investments	260
Plant and equipment, net	47,567
Trade payables	(1,884)
Payroll and related obligations	(553)
Deferred revenues	(6,165)
Taxes payable	(261)
Other payables	(740)
Net assets as of the acquisition date	**$ 80,127**
Minority interest @ 49.999% as of December 19, 2000	(40,063)
Share in net assets previously owned by the Holding, 33%	26,442
Net assets acquired	**$ 13,622**
Consideration paid by the Holding	3,078
Negative goodwill	**$ (10,544)**

Impact of the acquisition on the consolidated statement of cash flows for the year ended December 31, 2001:

Cash paid by the Holding	$ 3,078
Less cash of Krasnoe Sormovo	(1,867)
Cash flows on acquisition, net of cash acquired	**$ (1,211)**

4. Business Combinations (continued)

Acquisition of Krasnoe Sormovo (continued)

At various dates throughout 2001, the Holding acquired an additional 10.73% interest in Krasnoe Sormovo for cash of $2,178. The acquisition of such additional interest in Krasnoe Sormovo resulted in negative goodwill of $6,423, which was allocated against the value of plant and equipment acquired.

Acquisition of Burovaya Tekhnika

In 2000, the Holding acquired 45.10% of shares in Burovaya Tekhnika for consideration of $1,161. Through December 31, 2000, the investment in Burovaya Tekhnika had been accounted for under the cost method. The non-application of equity method for Burovaya Technika did not have a material impact on the Company's financial position or results of its operations in 2000.

In 2001, the Holding continued to acquire additional shares of Burovaya Tekhnika. By April 17, 2001, the Holding acquired an additional 9.99% for cash of $94 from ZAO Neftyanoi Investitsionnyi Dom, a related party, increasing its equity share to 55.09%. April 17, 2001 is considered the effective date of the acquisition of Burovaya Tekhnika for accounting purposes since from that date the Holding's share in Burovaya Tekhnika had exceeded 50%. Accordingly, Burovaya Tekhnika has been treated as a subsidiary since April 17, 2001 and the results of operations have been included in the consolidated statement of income for the period from April 17, 2001 through December 31, 2001.

To determine the results of the acquisition accounted for as a purchase, net assets of Burovaya Tekhnika were recorded at their fair values. The fair value of property and equipment at April 17, 2001 was presumed to approximate their carrying values. As of the date of acquisition, Burovaya Tekhnika had current assets of $4,191 (including cash of $893), non-current assets of $12,465 and current liabilities of $2,131. The total value of the acquired share of the net assets of Burovaya Tekhnika amounted to $8,002. The acquisition resulted in negative goodwill of $6,747, which was allocated against the value of plant and equipment acquired. Net cash inflows on the acquisition amounted to $799, which is recorded in the consolidated statement of cash flows.

5. Short-Term Investments

Short-term investments consisted of the following:

	2001	2000
Corporate promissory notes	$ 2,338	$ 23,446
Available for sale securities	15,083	–
Bank promissory notes	2,953	10,257
Bank deposits	2,000	17,644
Trading securities	–	2,019
Total short-term investments	$ 22,374	$ 53,366

5. Short-Term Investments (continued)

As of December 31, 2001 and 2000, corporate promissory notes represented obligations of various Russian legal entities, primarily the Company's trade debtors, in the form of promissory notes that did not have an established market. They are reported net of allowance for accounts identified as doubtful.

Available for sale securities consisted of the following as of December 31, 2001:

	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Gazprom promissory notes	$ 16,296	$ –	$ (1,213)	$ 15,083

Since the purchase of the ruble-denominated Gazprom promissory notes in 2001, Company has designated them as available for sale marketable securities. Accordingly, the decrease in market value of Gazprom promissory notes of $1,213 was reported as unrealized holding losses in other comprehensive income in the year ended December 31, 2001.

Bank promissory notes as of December 31, 2001 and 2000 represented mainly interest-free promissory notes issued by Alfa-Bank of $1,659 and $8,523, respectively. As of December 31, 2001 included in bank promissory notes were three Sberbank US dollar-denominated promissory notes, $1,068 at par value in total, that were pledged as a collateral for the $1,000 long-term loan received from Sberbank (Note 18). The Sberbank notes bear interest at a rate of 5.65% per annum, payable semiannually. Bank promissory notes as of December 31, 2001 and 2000 also included notes issued by Promtorgbank of $156.

Bank deposits as of December 31, 2001 represented a US dollar-denominated deposit account with Promtorgbank, a related party (Note 7), bearing interest at a rate of 6% per annum and maturing on April 25, 2002. In 2001, the Company recorded interest income of $120 on its deposit with Promtorgbank.

Bank deposits as of December 31, 2000 consisted mainly of deposits with Sberbank, a Russian government owned bank, of $16,523 with various maturity dates throughout 2001. Such bank deposits bore interest from 4.6% to 7.7% on US dollar-denominated deposits and from 10% to 13% on ruble-denominated deposits.

Trading securities as of December 31, 2000 consisted mainly of Russian Federal loan bonds ("OFZ"), which were frequently traded by the Company and were stated at their quoted market value.

6. Trade Accounts Receivable

Trade accounts receivable consisted of the following:

	2001	2000
Trade accounts receivable	**$ 58,917**	$ 48,759
Allowance for doubtful accounts	**(8,354)**	(12,747)
	$ 50,563	$ 36,012

As of December 31, 2000, $433 of accounts receivable were restricted for the use by the St. Petersburg tax authorities.

7. Related Party Transactions

During 2001 and 2000, the Company had significant transactions or balances with the following of its shareholders or the companies under their control or control of management (Note 3):

- Promtorgbank, incorporated in Russia
- OAO Industrial Group NIPEK-Bioprocess, incorporated in Russia
- ZAO Neftyanoi Investitsionnyi Dom, incorporated in Russia
- ZAO Almaz Marketing, incorporated in Russia
- OAO SF Almaz, incorporated in Russia
- OOO Novye Vozmozhnosti, incorporated in Russia
- OOO NitsTyazhMash, incorporated in Russia
- OOO Machinery Engineering, incorporated in Russia
- OAO Nizhegorodskiy Teplohod Plant, incorporated in Russia
- OOO Resource, incorporated in Russia
- Speed Arrow Limited, incorporated in Cyprus
- Allbrand Services Limited, incorporated in Cyprus
- Ventor Limited, incorporated in Turks and Caicos Isles

During 2000, the Company purchased 10% of Krasnoe Sormovo shares for $9 from Novye Vozmozhnosti and 4.1% from Neftyanoi Investitsionnyi Dom for $984. It is likely that the values assigned in these transactions were different from the market prices of shares acquired.

7. Related Party Transactions (continued)

During 2001, the Company used OOO NitsTyazhMash and OOO Machinery Engineering, the registered taxpayers in the Russian Federation with certain tax holidays applicable to both entities, to generate income from securities trading and sales of certain assets. In 2001, such investments and sales income amounted to $5,236 and $1,234, respectively.

In 2001, the Company used Ventor Limited and Allbrand Services Limited to find a potential buyer for the sale of OOO Tube Works and consummate the sale transaction. The transaction fee paid to these related parties amounted to $36.

Below is the summary of all related party balances as of December 31, 2001 and 2000, which arose from the transactions described in Notes 3, 4 and 7.

Amounts due from related parties consisted of the following:

	2001	2000
Promtorgbank	**$ 8,781**	$ 13,361
Speed Arrow Limited	**2,688**	–
OOO Resource	**868**	–
Other	**217**	–
Total due from related parties	**$ 12,554**	$ 13,361

As of December 31, 2000, a receivable from Promtorgbank consisted of $5,920 of short-term loans issued thereto maturing throughout 2001, and $7,441 of Promtorgbank promissory notes. As of December 31, 2001, a receivable from Promtorgbank consisted of $8,303 of Promtorgbank own promissory notes, $462 of the Promtorgbank's liabilities for third-party promissory notes, and $16 of other receivables. In 2001, the Company recorded $675 and $170 of interest income on the Promtorgbank promissory notes and loans, respectively.

As of December 31, 2001, the amount due from Speed Arrow Ltd. of $2,688 represented a loan granted by United Heavy B.V. Although the loan agreement does not stipulate its maturity date, management believes it is current as more than 50% of the loan had been repaid prior to June 14, 2002.

OOO Resource is under the operating control of management of Izhorskiye Zavody. In 2001, OOO Resource acted as a collection agent on behalf of Izhorskiye Zavody, and as of December 31, 2001, the amount due from OOO Resource comprised $868 of promissory notes issued by the Company's debtors. In 2002, the Company discontinued using OOO Resource as collection agent.

7. Related Party Transactions (continued)

Amounts due from related parties, long-term, consisted of the following:

	2001	2000
Promtorgbank – trust fund, including interest	$ 7,301	$ 12,030
Promtorgbank – long-term loans	–	6,428
Total due from related parties – long-term	$ 7,301	$ 18,458

Trust fund represents cash deposited by the Holding in Promtorgbank for a period of 5 years starting April 5, 2000. Trust fund bears interest at a rate of 10% per annum, which is payable by Promtorgbank upon the repayment of the principal amount. As of December 31, 2000, the principal and accrued interest amounted to $10,899 and $1,131, respectively. As of December 31, 2001, a portion of the principal had been repaid and the remaining principal and accrued interest amounted to $5,756 and $1,545, respectively. In 2001, the interest income on the trust funds amounted to $999.

Included in long-term receivables from Promtorgbank as of December 31, 2000 was a long-term loan issued by the Holding of $6,428 with the maturity date on August 3, 2003. The loan was fully repaid in advance during February-April 2001.

Other related party long-term assets as of December 31, 2001 represented Promtorgbank's common stock held by Izhorskiye Zavody that was purchased for $2,116.

Amounts due to related parties consisted mainly of loans with Promtorgbank and promissory notes issued by the Company and held by the following related parties:

	2001	2000
Promtorgbank	$ 5,517	$ 12,064
ZAO Neftyanoi Investitsionnyi Dom	1,765	40
OAO Industrial Group NIPEK-Bioprocess	–	592
ZAO Almaz Marketing	–	453
Other	215	–
Total due to related parties	$ 7,497	$ 13,149

The amount due to Promtorgbank as of December 31, 2001 included loans of $4,158; $182 of interest accrued; $685 of Izhorskiye Zavody liabilities for bank charges, and $492 of the Uralmash promissory notes. The $1,158 short-term loan is denominated in rubles, bears interest at an annual rate of 12%, and matures on July 16, 2002. The long-term $3,000 loan obtained with Promtorgbank is denominated in US dollars, bears interest at an annual rate of 5% and matures on January 8, 2003. The loan was fully repaid in advance on May 14, 2002. Included in the amount due to Promtorgbank as of December 31, 2000 were $11,342 of short-term borrowings and the Company's promissory notes of $722. In 2001, the Company accrued $462 of interest on loans received from Promtorgbank.

7. Related Party Transactions (continued)

Liabilities to ZAO Neftyanoi Investitsionnyi Dom at December 31, 2001 related to the Company's purchase of its share in OAO IMZ Ural (Note 10) through ZAO Neftyanoi Investitsionnyi Dom.

In 2001, the Company issued loans to, and borrowed funds from, OOO Machinery Engineering. The interest expense and interest income on these loans amounted to $783 and $166, respectively. As of December 31, 2001, all loans had been fully repaid.

8. Inventories

Inventories consisted of the following:

	2001	2000
Materials and spare parts	**$ 49,400**	$ 49,289
Work-in-process	**98,421**	83,935
Finished goods	**63,269**	28,549
Total inventories, at cost	**211,090**	161,773
Reserve for obsolete inventories	**(26,876)**	(27,851)
	$ 184,214	$ 133,922

As of December 31, 2000, $484 of raw materials was restricted for use by the St. Petersburg tax authorities. As of December 31, 2001, $33,725 of inventories was pledged under several loan agreements (Note 14).

Included in finished goods inventories as of December 31, 2001 were deferred costs of $16,528 related to the contracts accounted for under the completed-contract or units-of-delivery methods, predominantly drilling rigs and metallurgical equipment.

9. Plant and Equipment

Plant and equipment consist of the following:

	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Equipment under Construction	Total
Net book value as of January 1, 2000	$107,876	$ 59,372	$ 808	$ 972	$ 9,792	$ 178,820
Additions	2,454	7,673	439	2,452	3,108	16,126
Disposals	(2,621)	(3,159)	(24)	(35)	(163)	(6,002)
Depreciation charge for the year	(7,894)	(11,635)	(426)	(716)	–	(20,671)
Plant and equipment of Krasnoe Sormovo acquired on December 19, 2000	6,269	4,723	255	5	37	11,289
Reserve for obsolete equipment under construction	–	–	–	–	(2,615)	(2,615)
Net book value as of December 31, 2000	$106,084	$ 56,974	$ 1,052	$ 2,678	$ 10,159	$ 176,947
Negative goodwill offset against plant and equipment of Krasnoe Srormovo (Note 4)	(3,560)	(2,683)	(145)	(3)	(32)	(6,423)
Plant and equipment of Burovaya Tekhnika acquired on April 17, 2001	3,849	1,735	88	37	9	5,718
Additions	5,027	14,890	533	2,000	7,967	30,417
Disposals	(832)	(3,198)	(32)	(207)	–	(4,269)
Depreciation charge for the year	(8,940)	(11,285)	(565)	(1,315)	–	(22,105)
Reserve for obsolete equipment under construction	–	–	–	–	(2,284)	(2,284)
Net book value as of December 31, 2001	**$101,628**	**$ 56,433**	**$ 931**	**$ 3,190**	**$ 15,819**	**$ 178,001**

$10,994 and $5,126 of Uralmash machinery and equipment were pledged for the loans with Promtorgbank as of December 31, 2001 and 2000, respectively. $871 of Izhorskie Zavody machinery and equipment were pledged for the loans with North-West Branch of Konversbank as of December 31, 2001 (Note 17).

10. Long-Term Investments

Long-term investments consisted of the following:

	December 31,			
	2001		2000	
	% of ownership	Amount	% of ownership	Amount
UPET S.A.	–	$ 3,397	–	$ –
Promtorgbank	2.79%	2,116	–	–
OAO IMZ Ural	19.00%	1,889	–	–
ZAO Transkat	15.00%	480	15.00%	3,004
Nizhegorodsky Teplokhod Plant	18.39%	639	–	–
OOO AMT Stealth	–	319	–	–
OAO Volgograd Plant of Burovaya Tekhnika	2.00%	238	3.20%	235
Burovaya Tekhnika	–	–	45.10%	1,161
Other	–	2,438	–	4,088
		$ 11,516	–	$ 8,488

By April 17, 2001, the Company completed its acquisition of additional 314,026 shares of common and 1,134,708 shares of preferred stock of Burovaya Tekhnika. During the period from January 1, 2001 through April 17, 2001, before the Company's stake in Burovaya Tekhnika reached 55.09%, its investment therein was accounted using the equity method. Subsequent to April 17, 2001, Burovaya Tekhnika has been accounted for under the full-consolidation method.

Before December 31, 2001, the Company transferred $3,397 to its purchase agents to acquire a 75.19% equity interest in the Romanian metallurgical plant UPET. According to the terms of the transaction, the acquisition was subject to the approval by the Romanian Stock Exchange Commission. Such approval was not obtained before December 31, 2001. As of that date, the investment in UPET was recorded at cost.

In 2001, the Company acquired 67,085 shares of Promtorgbank's common stock from Promtorgbank, a related party, representing 2.79% of ownership interest therein. As of December 31, 2001, such shares were valued at cost.

In 2001, the Company purchased an 18.39% stake in Nizhegorodsky Teplokhod Plant for cash of $639. Nizhegorodsky Teplokhod Plant specializes in vessel hull construction and manufacturing of press forgings, and other processing equipment. Subsequent to December 31, 2001, the Company increased its share in therein to 55.67% (Note 24).

10. Long-Term Investments (continued)

In 2001, the Company recorded a permanent reduction in value of its long-term investments in ZAO Transkat, OOO Blackline and some other companies. The loss of $4,447 was recognized in its consolidated statement of income. During 2001, Izhorskiye Zavody transferred to Promtorgbank certain of its long-term investments, predominantly in ZAO Transkat of $480, into the trust fund for total amount of $495.

As of December 31, 2001 and 2000, the Company owned a 19% ownership share in OAO IMZ Ural, a manufacturer of motorcycles. The investments were valued at cost.

No information was available on the fair values of the Company's investments in Promtorgbank, OAO IMZ Ural, and other entities as of December 31, 2001 and 2000. The non-application of equity method for Burovaya Technika in 2000 and certain minor equity investments included in the "Other" line does not have a material impact on the Company's financial position or results of its operations.

11. Advances Received and Deferred Revenues

Advances received from customers consisted of the following:

	December 31, 2001	December 31, 2000
OAO Surgutneftegaz	**$ 24,322**	$ 35,393
ZAO Atomstroyexport	**18,214**	24,310
OAO Sibneft	**8,125**	2,519
ZAO Ukos-Service	**7,198**	–
OOO Gazresourse	**4,713**	–
NTC Energonasos ZKBM	**4,160**	3,082
OAO Rosneft	**2,964**	–
OOO Oil Service Leasing Company	**2,957**	–
OAO Severstal	**2,375**	–
Itochu Corporation	**1,950**	–
OOO Vars	**1,599**	–
KCC Shipping Ltd., Malta	**1,125**	–
OOO Lukoilpermnefteorgsintez	**1,099**	–
ZAO Uralmontorem	**1,082**	–
ZAO Eltekhstandard	**910**	–
GP Admiralteyskie Verfi	**882**	–
Russian Federation Ministry of Finance	**792**	–
ZAO Severgazkomplekt	**752**	–
Nizhniy-Tagil Iron Works (NTMK)	**725**	5,080
ZAO Nadezhdinskoe	**717**	–
Newsproject	–	4,777
OAO Slavneft	–	3,541
Other	**20,796**	67,186
	$ 107,457	$ 145,888

11. Advances Received and Deferred Revenues (continued)

Deferred revenue consisted of the following:

	December 31, 2001	December 31, 2000
Kremikovitsi (government financing)	**$ 34,939**	$ 34,939
OAO Sibneft	**16,776**	–
Atomstroyexport	**13,824**	–
OAO Magnitogorsk Iron Works	**3,783**	–
Nefteservice Leasing Company	**2,139**	–
ZIO Mashzavod Podolsk	**1,730**	–
OAO Surgutneftegaz	**860**	–
OAO Rosneft	**790**	–
Gazresource	**786**	–
	$ 75,627	$ 34,939

In 1994, Uralmash and Kremikovitsi (Bulgaria) signed an agreement for deliveries of metallurgical equipment for the total amount of $52,000. 70% of the deliveries are effected as a redemption of a debt of the Russian Federation to the Republic of Bulgaria. Therefore, the Ministry of Finance of the Russian Federation is responsible for 70% of the revenues. In 1997, the financing ceased due to disagreements between the parties. Through December 31, 2001 and 2000, the Ministry of Finance had paid $34,939. The remaining balance to be paid was $1,464. An inventory reserve amounting to $2,513 was created.

The Company has conducted regular negotiations with the representatives of the governments of Russia and Bulgaria. The parties agreed to reconsider the terms of the agreement. No ultimate resolution of the issue has been achieved as of December 31, 2001. The amount paid to date by the Ministry of Finance of the Russian Federation has been treated as deferred revenue until the products are physically delivered and accepted by the customer, i.e. the revenue earning process is complete.

In 2000, the Company signed two agreements to supply seven drilling rigs to OAO Sibneft. Under these agreements the Company defers revenues and related costs until it fully supplies assembled drilling rigs under the unit-of-delivery method. None of the drilling rigs had been fully shipped by December 31, 2001. The existing agreements provide for the entire shipment to be effected in 2002.

In 1999, the Company entered into several long-term agreements related to the construction of Liang Yung Gang nuclear power plant in China for the total amount of $111,828, including ZAO Atomstroyexport and other parties. The Company accounted for these long-term contracts using percentage-of-completion method, and deferred revenue of $13,824 ($11,780 of which relates to Liang Yung Gang construction project) as of December 31, 2001.

12. Income Taxes

On August 5, 2000, the Profits tax law was amended to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001. Similar acts were passed by the other cities where the Company's subsidiaries are located. Effective January 1, 2002, the Russian Federation profit tax rate was reduced to 24%. This change was enacted in August 2001 and taken into account when computing tax effects of temporary differences as of December 31, 2001.

The income tax provision (benefit) consisted of the following for the years ended:

	December 31, 2001	December 31, 2000
Current tax expense	$ 7,326	$ 2,137
Deferred tax (benefit) expense	(5,952)	1,390
	$ 1,374	$ 3,527

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (35% and 30% in 2001 and 2000, respectively, except for Izhorskiye Zavody, for which 29% was applied in 2001) to the income before income taxes presented in the accompanying consolidated financial statements to the income tax expense reported in the consolidated financial statements is as follows:

	2001	2000
Income tax expense computed on income before income taxes at statutory tax rates	$ 1,895	$ 1,530
Tax effect of permanent differences:		
Effect of foreign exchange differences	(2,951)	(4,303)
Non-deductible expenses	2,452	1,275
Non-deductible provisions	5,319	5,244
Disallowed loss from equity investments	–	550
Other non-taxable income	(2,973)	–
Capital investment and other deductions	(7,841)	–
Effect of exchange rate differences in expenses translation	5,997	5,359
Non-taxable gain from sale of non-core business units	(1,589)	(4,397)
Non-taxable gain from the release of tax penalties	(1,510)	(4,485)
Other permanent differences	(483)	3,009
Effect of changes in tax rate	4,882	(4,139)
Temporary differences not recognized as measured by the change in the valuation allowance during the year	(1,824)	3,884
Income tax expense reported in the accompanying financial statements	$ 1,374	$ 3,527

12. Income Taxes (continued)

As of the acquisition date (December 19, 2000), deferred tax assets of Krasnoe Sormovo amounted to $0, net of valuation allowance of $541. As of the acquisition date (April 17, 2001), deferred tax assets of Burovaya Tekhnika amounted to $0, net of valuation allowance of $239.

The deferred tax balances were calculated by applying the statutory tax rates (24% and 35% as of December 31, 2001 and 2000, respectively) in effect at the balance sheet dates to the temporary differences between the tax basis of assets and liabilities and the amounts reported in the accompanying financial statements are comprised of the following:

	December 31, 2001	December 31, 2000
Deferred tax assets - current:		
Revenue deferrals under long-term contracts	**$ 5,469**	$ –
Deductible inventory provisions	**4,986**	–
Total deferred tax assets - current	**10,455**	–
Deferred tax liabilities - current:		
Revenue taxed on cash basis	**(2,438)**	(2,938)
Other	**(18)**	–
Total deferred tax liabilities - current	**(2,456)**	(2,938)
Valuation allowance for deferred tax assets	**(4,949)**	–
Net deferred tax assets - current	**$ 3,393**	$ –
Net deferred tax liabilities - current	**$ (343)**	$ (2,938)
Deferred tax assets - non-current:		
Plant and equipment	**372**	299
Available loss carry-forwards	**184**	1,715
Other	**2,528**	7,843
Total deferred tax assets	**3,084**	9,857
Valuation allowance for deferred tax assets	**(3,084)**	(9,857)
	$ –	$ –
Deferred tax liabilities – non-current:		
Difference in depreciation	**(36)**	–
Interest accruals on trust fund	**(395)**	(395)
	$ (431)	$ (395)

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are not likely to be realized.

Net statutory operating loss incurred by Izhorskiye Zavody in 1998 can be carried forward five years and expires December 2003.

13. Taxes Payable

Taxes payable consisted of the following:

	December 31, 2001	December 31, 2000
Tax penalties	**$ 26,575**	$ 31,652
VAT	**27,376**	28,644
Unified social tax penalties	**15,572**	13,375
Unified social tax	**11,066**	13,437
Road-users' tax	**8,317**	7,596
Personal income tax	**2,045**	3,085
Income tax	**2,978**	1,624
Assets tax	**1,860**	2,404
Other taxes	**1,233**	2,201
	97,022	104,018
Less long-term portion	**49,732**	24,968
Taxes payable, current portion	**$ 47,290**	$ 79,050

On March 10, 2000, Izhorskiye Zavody signed a restructuring agreement with the state budget to repay its overdue taxes of $4,074 during the period of 2000-2006, and tax penalties of $3,515 during the period of 2006-2010. These restructured tax obligations bear interest at one tenth of the CBR refinancing rate (which was approximately 55% per annum as of the restructuring date). Through December 31, 2001 and 2000, Izhorskiye Zavody paid $801 and $417 of overdue taxes, respectively.

On September 18, 2000, Uralmash signed a restructuring agreement with the state and local budgets to repay its overdue taxes of $14,460 during the period of 2001-2010, and tax penalties of $9,064 during the period of 2001-2010. These restructured tax obligations bear interest at one tenth of the refinancing rate (which was approximately 28% per annum as of the restructuring date). Through December 31, 2001 and 2000 Uralmash paid $4,473 and $538 of overdue taxes, respectively.

Pursuant to the statutory legislation on restructuring, the above tax penalties might be fully or partially forgiven by the government if Izhorskiye Zavody and Uralmash make their payments under the restructuring agreements ahead of the schedule above, as follows: 50% of the penalties will be forgiven if the subsidiaries repay 50% of the principal due within two years; and the entire amount of penalties due will be forgiven if the subsidiaries repay 100% of the principal due within four years.

On December 27, 2001, Izhorskiye Zavody signed another restructuring agreement with the state social non-budget funds to repay its overdue social taxes and related penalties during the period of 2002-2006.

13. Taxes Payable (continued)

Subsequent to December 31, 2001, the decision of the North-West Federal Arbitration Court of June 14, 2002 ruled that the Company be released from the part of accrued pension fund penalties equal to $6,718 (Note 21). Therefore, the long-term restructured social taxes and related penalty liabilities were reduced by $6,718 and the remaining tax and penalty liability was $6,078 and $15,572 at December 31, 2001. These restructured social obligations are interest-free. The total outstanding amount of social taxes should be paid quarterly in equal installments during the five-year period. 15% of fines and penalties should be paid quarterly in equal installments during the five-year period, and upon the completion of these payments the remaining 85% of fines and penalties, equal to $13,600, due in 2006, might be forgiven.

Aggregate maturities of taxes payable as of December 31, 2001 were as follows:

2003	$ 4,844
2004	4,844
2005	4,844
2006	19,236
2007	4,497
2008	4,509
Thereafter	6,958
	$ 49,732

14. Short-Term Borrowings

Short-term borrowings consist of the following:

	December 31, 2001	December 31, 2000
Alfa-Bank	$ 11,773	$ 6,000
Probusinessbank	–	5,327
Konversbank	5,942	–
Sberbank	5,318	–
Bank Petrovsky	3,437	–
Vneshtorgbank	2,322	–
Avtobank	1,700	–
Gazprombank	1,019	–
Other	472	591
	$ 31,983	$ 11,918

As of December 31, 2001 and 2000, the Company had outstanding loans with Alfa-Bank in the amount of $11,773 and $6,000, respectively.

14. Short-Term Borrowings (continued)

In 2001, ZAO TK Izhorskiye Zavody received a $9,451 loan from Alfa-Bank. The loan was denominated in US dollars and bore interest at a rate of 14%. The loan was secured by the guarantee of Izhorskiye Zavody and ZAO Atomstroyexport (one of major customers) and was fully repaid in March 2002. Per agreement with ZAO Atomstroyexport, part of advances for future deliveries is effected through the arrangement of loans to the Company, guaranteed by ZAO Atomstroyexport. The Company repays the loan at the time the payment is received for equipment delivered. Interest expense incurred in relation to such transactions was included in purchase price offered to ZAO Atomstroyexport.

In 2001, Uralmash received a $2,322 loan from Alfa-Bank. The loan was denominated in rubles and bore interest at a rate of 18.5% per annum. The loan was secured by the Company's plant and equipment with net book value of $5,844 as of December 31, 2001.

In 2000, ZAO TK Izhorskiye Zavody received a $6,000 loan from Alfa-Bank. The loan was denominated in US dollars and bore interest at a rate of 14-16% per annum. It was fully repaid in 2001.

In June-July 2001, ZAO KomplektAtomIzhora received two loan tranches of $3,955 and $1,987 from the North-West branch of ZAO Konversbank. The loans were denominated in US dollars and bore interest at a rate of 14.75% per annum. The loans were secured by inventory and plant and equipment with book values of $6,236 and $871, respectively, as of December 31, 2001.

On December 25, 2001, Uralmash received a $3,318 loan from the Ural branch of Sberbank. The loan was denominated in rubles and bore interest at a rate of 20% per annum. The loan was secured by plant and equipment with a net book value of $5,150 and finished goods in amount of $3,090.

On November 2, 2001, Izhorskiye Zavody obtained a $2,000 loan from Sberbank. The loan was denominated in rubles and bore interest at a rate of 17% per annum. The loan was secured by inventory in the amount of $4,559 as of December 31, 2001.

In 2001, ZAO KomplektAtomIzhora obtained two loan tranches of $2,200 and $1,237 from the Kolpino Branch of Bank Petrovsky. The loans were denominated in US dollars and bore interest at a rate of 14-14.5% per annum. The loans are due in August 2002 and are secured by inventory in the amount of $8,166 as of December 31, 2001.

In 2001, Uralmash received a $2,322 loan from Vneshtorgbank. The loan was denominated in rubles and bore interest at a rate of 18% per annum. The loan was secured by inventory in the amount of $4,916 as of December 31, 2001.

On February 20, 2001, TK Izhorskiye Zavody received a $1,700 loan from Avtobank. The loan was denominated in US dollars and bore interest at a rate of 14%. The loan was secured by inventory for the amount of $2,149.

14. Short-Term Borrowings (continued)

In December 2001, Uralmash received a $1,019 loan from Gazprombank. The loan was denominated in US dollars and bore interest at a rate of 9–9.8% per annum. The loan was secured by inventory in the amount of $4,609 as of December 31, 2001.

As of December 31, 2000, Uralmash had a loan from Probusinessbank of $5,237. The loan bore interest at the CBR refinancing rate plus 3% per annum (28% as of December 31, 2000).

During 2002, substantial portion of short-term borrowings were either repaid or refinanced.

15. Non-Convertible Bonds

In April 2001, the Holding issued 277,457 bonds (First Tranche) with a nominal value of 1000 rubles per bond. The bonds mature 720 days from the issuance date (April 20, 2001). The entire bond issue was purchased by OOO Russian Funds, an underwriter, for $9,596, net of issuance costs of $93. The bonds bear interest at a constant rate of 18% per annum with the interest payable twice a year. By December 31, 2001, the Company repurchased 138,083 of these bonds, of which 109,788, worth $3,642 at par value, were acquired for a token cash consideration of $360, and the assets of OOO Tube Works (Note 20).

In September 2001, the Holding issued 390,000 bonds (Second Tranche) with a nominal value of 1000 rubles per bond. The bonds mature 900 days from the issuance date (September 6, 2001). The entire bond issue was sold on an action, for $13,227, net of issuance costs of $16. The bonds bear interest at a variable rate determined by the Board of Directors with the interest payable twice a year. The first and second coupons bore interest at 20.85% and 20.50% per annum, respectively.

In October 2001, the Holding issued 390,000 bonds (Third Tranche) with a nominal value of 1000 rubles per bond. The bonds mature 900 days from the issuance date (October 4, 2001). The entire bond issue was sold on an action for $13,213, net of issuance costs of $16. The bonds bear interest at a variable rate determined by the Board of Directors with the interest payable twice a year. The first and second coupons bore interest at 20.85% and 20.15% per annum, respectively. By December 31, 2001, the Company repurchased 161,191 of these bonds.

The bonds of the First, Second and Third Tranches are traded on MICEX. The holders of the Company's non-convertible bonds are not entitled to any additional rights or preferences.

Aggregate maturities of non-convertible bonds as of December 31, 2001 are as follows: 2003 - $4,587, 2004 - $20,269. As of December 31, 2001 $1,331 of interest accrued on bonds held by companies outside the group was included in other accounts payable and accruals. During the year 2001, the total interest expense under three tranches of non-convertible bonds was $2,676.

16. Trade Accounts Payable, Long-term

Trade accounts payable and deferred revenue, long-term consisted of the following:

	December 31, 2001	December 31, 2000
Lentransgaz	**$ 3,769**	$ 5,597
Less current portion	**(1,271)**	(2,042)
	$ 2,498	$ 3,555

As of December 31, 1999, Izhorskiye Zavody had notes payable to Lentransgaz in the amount of $9,594 for the supplies of gas. As part of the restructuring plan, Izhorskiye Zavody signed restructuring agreements with Lentransgaz to repay its accounts payable in installments through 2003. The notes are ruble-denominated and interest-free. $6,667 of such notes are payable through supplies of finished goods manufactured by Izhorskiye Zavody through December 31, 2003, with the remaining balance payable in cash over the same period. In 2001, Izhorskiye Zavody repaid $1,508 to Lentransgaz. As of December 31, 2001 and 2000, the current portion of the notes was $1,271 and $2,042, respectively.

17. Long-term Debt

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
Rurkela (Ministry of Finance)	**$ 2,639**	$ 2,639
Bhilai (Ministry of Finance)	**1,312**	1,312
Sberbank	**1,000**	–
Other	**762**	–
	5,713	3,951
Less current portion	**(3,255)**	(2,544)
	$ 2,458	$ 1,407

In May 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment for the plant in Rurkela, India under an agreement between Uralmash and Steel Authority of India, Ltd. The loan bears interest at 10% annually. The repayment of the loan should be effected in full by July 2005. The loan is secured by the rights to receive payments under an agreement between Uralmash and Steel Authority of India, Ltd. on delivery of equipment to Rurkela Metallurgical Plant in India. The Ministry of Finance can withhold from the Uralmash bank accounts the amount of indebtedness, or the Company's assets in the outstanding amount.

17. Long-term Debt (continued)

In November 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment to Bhilai Metallurgical Plant in India. The loan bears interest at 12% annually. The repayment of the loan was to be effected in full by April 1995. Due to this fact the outstanding balance is shown as current portion of long-term debt. The loan is secured by the rights to receive payments under an agreement between Uralmash and Tyazhpromexport on delivery of equipment to Bhilai Metallurgical Plant. The Ministry of Finance of the Russian Federation can withhold from the Uralmash account the amount of indebtedness, or the Company's assets in the outstanding amount. No action has been taken by the Ministry of Finance of the Russian Federation to obtain immediate repayment.

In 2001, Krasnoye Sormovo obtained a US dollar-denominated loan from the Volgo-Vyatsky branch of Sberbank of $1,000. The loan bears interest at a rate of 1.5% per annum during the period from November 16, 2001 to January 25, 2003, and at a rate of 15% per annum for the period from January 25, 2003 through the repayment date (March 25, 2003). The loan is secured by US dollar-denominated promissory notes of Sberbank of $1,068 at par value (Note 5).

As of December 31, 2001, other long-term debt consisted primarily of a long-term liability for the rent of land of Izhorskiye Zavody and long-term promissory notes issued.

Aggregate maturities of long-term debt as of December 31, 2001 are as follows:

2002	$	**3,255**
2003		**1,593**
2004		**456**
2005		**351**
2006		**58**
	$	**5,713**

18. Minority Interest

As of December 31, 1999	$ 165,551
Acquisition of Krasnoe Sormovo	40,281
Minority interest in net income of subsidiaries	1,234
As of December 31, 2000	207,066
Acquisition of Burovaya Tekhnika	6,523
Acquisition of additional share in Krasnoe Sormovo	(8,601)
Acquisition of additional share in Izhorskiye Zavody	(1,318)
Minority interest in net losses of subsidiaries	(1,970)
As of December 31, 2001	**$ 201,700**

19. Shareholders' Deficiency

Common and Cumulative Preferred Stock

The Company's original charter provided for 2,830,000 shares of authorized 100-ruble par value common stock. Subsequently, the Board of Directors has authorized the issue of additional charter capital of 9,420,000 shares of common stock in April 1997, 2,750,000 shares of cumulative preferred stock in May 1997, and 4,500,000 shares of common stock in June 1997. On May 27, 1998 the Company additionally issued 18,600,000 shares of common stock with par value of 0.1 ruble. All new issued stock was used by the Company for acquisition of its subsidiaries (Note 4) or transferred to related parties, ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, at a token value.

The shares of cumulative preferred stock do not have a voting right, except for certain issues pertaining to the liquidation or reorganization of the Company or changes in the charter documents, earn dividends at 12% per annum, and have a liquidation value of 0.1 ruble per share.

As of December 31, 1999, the Company's authorized charter capital consisted of 36,250,000 shares of common stock and 2,750,000 shares of cumulative preferred stock with par value of 0.1 ruble per share, of which 35,350,000 and 2,750,000, respectively, were issued and outstanding at that date. In August 2000, the Company additionally authorized 30,000,000 shares of common stock for future issuances.

In February 1998, the Company's shareholders converted 12.2% of shares of its common stock to Global Depositary Receipts and American Depositary Receipts for trading on international stock markets. As of December 31, 2001 and 2000, Global and American Depositary Receipts amounted to 8,259,752 (26.33% of shares of its common stock) and 8,157,133 (23.08% shares of common stock), respectively.

19. Shareholders' Deficiency (continued)

Common and Cumulative Preferred Stock (continued)

As of December 31, 2001 the Company had a stock option agreement to repurchase 32,705 of its preferred stock at par from ZAO Neftyanoi Investitsionnyi Dom.

Treasury Stock

In December 2001, the Company re-acquired 4,424,718 shares of its common stock at a price of 0.1 ruble per share from ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, both related parties. Such repurchase of treasury stock was made under the stock option agreement that had been concluded by the parties in 1998, when these related parties acquired the Company's common stock at similar prices.

In December 2001, 450,000 shares of the treasury stock were sold to the Company's management at a price of 0.27 ruble per share. As of the dates of such sale, the Company's common stock was quoted at $4.00 per share. The Company recognized management compensation expense of $1,800 in its consolidated statement of income being the fair value of the common stock given with a corresponding increase in additional paid-in capital.

As of December 31, 2001, 3,974,718 shares of the Company's common stock remained in treasury stock (nil in 2000).

Additional Paid-In Capital

Additional paid-in capital was formed mainly in 1997-98 as a result of the issuance of the Company's common and cumulative preferred stock for at prices in excess of par value or as a consideration for the acquisition of controlling stakes in Uralmash, ZSMK and Izhorskiye Zavody. As described above, $1,800 of additional paid-in capital originated in 2001 from the re-issuance of the Company's common stock to management as the consideration for the past services.

Distribution of Statutory Earnings

In accordance with Russian legislation, the Company can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 15% withholding tax which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

20. Gain on Sale of Non-Core Business Units

As part of its on-going restructuring, effective 2000 the Company has started to dispose of certain of its non-core business units.

In April 2000, Izhorskiye Zavody sold a unique Mill 5000 facility, at carrying value of $5,274, to Severstal plant for $19,930. The realized gain on the sale of Mill 5000 is a result of a presumably better utilization of the facility by Severstal plant, which, by management's estimate, would result in annual savings of approximately $1,000 to be realized by Izhorskiye Zavody during the period when the Company will outsource the pipes manufactured at this facility.

In April 2001, the Company transferred certain tube production equipment of $1,561 at net book value as a 100% capital contribution to a newly organized legal entity, OOO Tube Works. In June 2001, the Company sold these production facilities to a third party for a total consideration of $6,100 paid in cash, various corporate promissory notes and the Company's non-convertible bonds (Note 15). The Company realized a gain of $4,539 on this sale.

21. Gain on Release from Tax Penalties

Prior to September 1, 1999, Izhorskiye Zavody recorded a $15,594 accrual related to tax penalties in respect to road-users' (non-income based) tax and pension funds levied by the St. Petersburg tax authorities.

In the course of 2000, various clarifications from regulatory bodies confirmed that the additional social fund accruals assessed by the tax authorities had been levied in violation of the then current tax and pension fund laws. Whereas Part One of the Tax Code of the Russian Federation, which covered the period under dispute (from January 1, 1999 through August 18, 1999), confirmed the Company's position, Izhorskiye Zavody filed an appeal with the St. Petersburg Arbitration Court. In 2000, Izhorskiye Zavody also filed an appeal in regards to the penalties on road-users' tax of $3,780.

The decision of the St. Petersburg Arbitration Court of May 28, 2001 ruled that the Company be released from the accrued pension fund penalties. In addition, during the period from April 28, 2001 to May 24, 2001, the St. Petersburg Arbitration Court passed several verdicts in the Company's favor and released it from penalties for non-timely payment of road-users' tax. Consequently, in the year ended December 31, 2000, the Company reversed contingent loss accruals made in 1999 of $11,172 and $3,780 on the release from pension fund and road-users' tax penalties, respectively.

In October 2001, following further court hearings, Izhorskiye Zavody recorded an $11,667 accrual related to tax penalties for the non-payment of its contributions to the pension fund in 1998, which was treated as a change in an accounting estimate. Subsequent to December 31, 2001, the decision of the North-West Federal Arbitration Court of June 14, 2002 ruled that the Company be released from $6,718 of such accrued pension fund penalties. Therefore, the accrual of additional pension fund penalties during the year ended December 31, 2001 was recorded net of a reversal of a portion of such penalties, in the amount of $4,949 in the consolidated statement of income.

21. Gain on Release from Tax Penalties (continued)

Following decisions of court hearings held in June 2001–February 2002, the Company reversed tax penalties recorded in 2000 and prior years regarding delayed payments of personal income tax in the amount of $4,313.

22. Provision for Tax Penalties

Provision for tax penalties in the year ended December 31, 2000 consisted of penalties assessed by the St. Petersburg tax authorities for the Izhorskiye Zavody non-timely payment of the following taxes: $2,460 - personal income tax, $1,748 – payroll fund related taxes, $1,242 – VAT, $1,334 – road-users' tax and $1,215 – other taxes.

In addition to pension fund penalties of $4,949 as discussed in Note 21, provision for tax penalties in the year ended December 31, 2001 consisted of penalties assessed by the Ekaterinburg and St. Petersburg tax authorities for the Uralmash and Izhorskiye Zavody non-timely payment of the following taxes: $1,721 - road-users' tax, $1,693 - VAT, $1,326 - payroll fund related taxes, $622 – personal income taxes, $924 – other taxes. .

23. Commitments and Contingencies

Tax Optimization

The Company uses a number of methods to reduce or minimize its tax obligations, including transfer of its profits offshore or to domestic tax havens (Note 7). This resulted in significant tax savings to the Company in 2001 and prior years, which approximated $5,000 per annum. There is a risk that certain tax optimization transactions may be challenged by authorities and result in significant penalties and other liabilities, or the opportunities to execute such transactions may cease.

Management believes that that the Company will continue to manage and adapt to any amendments or new regulations which may impact upon current business practice and operations to avoid any material adverse effect.

Economic and Political Environment in Russia

The Russian economy displays emerging market characteristics. These characteristics include high inflation, lack of liquidity in the capital markets, and the existence of currency controls that causes the national currency to be illiquid outside of the Russian Federation. The success and stability of the Russian Federation's economy may be significantly impacted by the government's actions with regard to supervisory, legal, and economic reforms.

23. Commitments and Contingencies (continued)

Economic and Political Environment in Russia (continued)

The taxation system in Russia is evolving as the central Government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2001 and previous years, which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities; and between the Central Bank and Ministry of Finance are not unusual.

As of December 31, 2001, the Company does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements for those statements not to be misleading.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise from past and current operations. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties' ability to pay for these costs related to environmental reclamation.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's ability to continue operations. The Company does not believe that these contingencies as related to its operations, are any more significant than those of similar enterprises in Russia

24. Subsequent Events (unaudited)

In 2002, the Company purchased controlling or significant interests in various engineering and heavy machinery entities involved in shipbuilding and manufacturing of drilling equipment in Russia, Ukraine, Romania and the United States. The total cost of such investments was $27,700, of which $4,100 was recorded as investments as of December 31, 2001. Included in this cost is the Company's acquisition of a controlling 75% interest in the US-based Friede & Goldman Limited, that is one of the world leaders in the construction and design of the sea drilling platforms, for which the Company paid $15,000. The Company believes that these investments would significantly increase its domestic and foreign customer base especially in the drilling equipment segment.

UNITED HEAVY MACHINERY

02 SEP 18 AM 12:55

Investor Relations Contact
Stanislav Vartanyan
vartanian@omz.ru

United Heavy Machinery (UHM) Discloses 2001 US GAAP Financial Results

Leading Russian Engineering Corporation Reports 30% Increase in Sales and 68% Jump in Exports, Weathers Successfully Global Economic Slowdown

August 30, 2002, Moscow – United Heavy Machinery (UHM, OAO OMZ), MICEX listed company (also RTS: UMAS; US OTCBB: UHMVY; Berlin SE: UHM), has announced today its 2001 consolidated financial results audited by Ernst & Young and compiled based on US Generally Accepted Accounting Principles (GAAP).

Riding on the back of continuous Russian economic recovery, UHM achieved 29.9% increase in 2001 sales over 2000, and reported net earnings of USD 6.01 M or USD 0.17 per share of common stock[1], its all time record high earnings and sales. UHM has firmly moved to profitability under US GAAP and its gross margin more than tripled over the year 2000 exceeding USD 63M. Additionally, UHM collected over USD 75M in advances recognized as sales according to Russian Accounting Standards but not included in 2001 sales under US GAAP and instead booked as deferred revenues.

In spite of global economic slowdown UHM managed to increase the share of export sales in its total revenue from 20% in 2000 to 26%, booking a total of $ 81.4 M in 2001 export sales, a whopping 68% increase in exports over 2000. About two thirds of UHM exports were to various Asian destinations including China and India; UHM's NPPEQ Business Segment (equipment for nuclear power plants) was by far the largest exporting business segment of the company.

"Year 2001 was an important turnaround year for UHM", said Kakha Bendoukidze, the President & CEO of UHM. "We not only managed to keep and expand our dominant market share in domestic heavy machinery and equipment market, but also expanded to a few important international markets through new export contracts and acquisitions", added Mr. Bendoukidze.

UHM is involved in engineering, production as well as sales and services of knowledge intensive equipment and machinery along six major lines (business segments): oil and gas rig equipment (OILEQ), equipment for nuclear power plants (NPPEQ), metallurgical equipment (METEQ), mining equipment (MINEQ), shipbuilding (SHIP), and specialty steels (STEEL).

Summary of UHM 2001 US GAAP audited Financial Results is presented below.

[1] Earnings per share are calculated as basic and diluted net income per share

UHM Comparative Financial Highlights

Dollars in thousands except for ratios, and per share / per employee figures, years ending Dec 31 each.

	2001	2000
Net Sales	**313,116**	241,024
Cost of sales	**249,889**	221,042
Gross Margin	**63,227**	19,982
EBITDA	**32,743**	25,613
EBIT	**10,638**	5,011
Net Earnings	**6,010**	339
Earnings per share	**0.17**	0.00
Capital Expenditures	**30,417**	9,933
Acquisitions	**2,697**	1,211
Number of Employees	**42,940**	34,341
Sales / Assets Ratio	**59%**	48%
Sales per Employee	**7,299**	7,027

Source: US GAAP Financials as audited by Ernst & Young

"Comparative Financial Highlights" represents results from continuing operations, results for newly acquired companies are added when consolidated and no backwards restatements (to allow year-to-year comparability) were included in this table.

EBIT and EBITDA shown before minority interest and have been calculated by management.

Earnings per share represent basic and diluted net income per share.

Capex and Acquisition values include only cash based transactions and exclude capital expenditures and acquisition values booked through stock-for-stock acquisitions.

UHM Business Segments Disclosure

All data is in USD Millions except for percentages:

Character	OILEQ	NPPEQ	METEQ	MINEQ	SHIP	STEEL
2001 Sales	56.4	59.5	47.0	37.6	15.7	62.6
% change to 2000	+ 95.2 %	+ 90.1 %	- 18.7 %	- 17.9 %	New	- 18.8 %
% of UHM 2001 Sales	18%	19%	15%	12%	5%	20%
% of UHM 2000 Sales	12%	13%	24%	19%	0%	32%

For more information go to www.omz.ru or contact UHM Investor Relations Team at vartanian@omz.ru.

United Heavy Machinery (Uralmash-Izhora Group)

UNITED HEAVY MACHINERY

Weekly Update

August 26 2002

Rus. RTS:	UMAS	US OTCBB:	UHMVY
Rus. MICEX:	RU0009090542	Ger. Berlin:	UHM

Market Ratios

Market Cap....................USD 171.5 mn
Price/EBIT....................27.5
Price/Sales....................0.5
YTD Share Price Performance, USD terms.................... + 18.1%

Note: EBIT is before minority interest and based on UHM 2001 US GAAP Financials

Company News

Brunswick: UHM is the top ranked Russian company in terms of corporate governance

United Heavy Machinery (UHM) has been rated as the second best Russian company in terms of corporate governance standards – the rating has been published by UBS Brunswick and covered 24 leading Russian public companies. UHM came second after Vympelcom, controlled by Norway's Telenor, and ahead of such benchmark Russian companies as Yukos, Wimm Bill Dunn and Moscow Cellular.

UHM introduces brand new mobile drilling rig and overhead drive system

Last week UHM has announced two major products for oil & gas industry. Mobile rig with drilling depth of up to 2,900 meters and first domestically made overhead drive system has been shipped to Yukos. With attractive pricing and advanced features, the products are expected to be highly demanded by Russian oil producers.

Bond Issues

Issue	Market Price*	Weekly Chng.	Weekly Volume	Maturity	Call Date	Call Price	Next Coupon	YTC
OMZ-1	101.13	+1.1%	0	4/2/03	10/7/02	102.25	18.00%	27.07%
OMZ-2	100.11	+0.5%	257,048	2/23/04	9/3/02	100.00	20.50%	16.08%
OMZ-3	100.41	+0.0%	4,358,557	3/22/04	10/1/02	100.00	20.15%	16.09%

Source: MICEX, IndexAtlas

Notes: UHM ruble denominated bonds are rated CCC+ by S&P with outlook "Positive"

* market price calculated by MICEX based on current and historical price and bid/ask values

UHM Yields to Call



30%
26%
22%
18%
14%
10%
23-Aug
16-Aug
OMZ-1
OMZ-2
OMZ-3
9/3/2002
9/17/2002
10/1/2002

Contacts: Stanislav Vartanyan, UHM Investor Relations
+7 095 974-6021, ext 1436
Visit UHM on the Web at www.omz.ru

Stock Performance

Stock	Price 08/23	Weekly Chng.	Weekly Volume	52 week High	52 week Low	YTD Chng.
UMAS, USD	4.5	0.0%	0	6.55	2.80	+18.1%
RU0009090542, RUR	140.3	-0.3%	2,870	203.05	85.40	n.a.
UHMVY, USD	5.1	unch.	0	6.35	2.78	
UHM, EUR	4.6	+1.8%	1,000	7.11	3.23	+20.7%
RTS Index, USD	*347.39*	*+2.1%*	*n.a.*	*428.91*	*173.69*	+33.6%
BONY ADR Index	*83.67*	*+0.8%*	*n.a.*			*-15.7%*
S&P SmallCap 600 Industrials, USD	*192.01*	*+0.6%*	*n.a.*	*248.17*	*166.06*	-10.2%

Source: RTS, MICEX, Berliner Börse, S&P, BoNY, IndexAtlas

Total weekly volume: 3,870
Turnover: 0.01%



UMAS
RTS
S&P SmallCap 600 Industrials
6.50
6.00
5.50
5.00
4.50
4.00
May-02
3-Jun-02
18-Jun-02
2-Jul-02
16-Jul-02
30-Jul-02
13-Aug-02
Volume

Source: RTS

UHM Subsidiary at a Glance: *Uralmash*

UHM's chief asset is the Uralmash heavy machinery plant in Ekaterinburg, Russia (the Urals Region). In 1997, UHM acquired a controlling stake in Uralmash through share swaps with the previous shareholders. Currently, UHM holds 69.17% of the total outstanding voting stock of Uralmash.

Uralmash produces the following range of equipment to the Russian and foreign customers: electric mining and walking excavators, oilrig equipment, rotary crushers, agglomeration, roast and blast-furnace equipment, continuous casting machines, hot and cold rolling equipment, forging and pressing equipment, rolling mills, large-size forgings and castings, retaining rings and turbine rotors.

In 2001 Uralmash produced:

- 40.6% of UHM total drilling equipment output;
- 15.2% of UHM total specialty steel output;
- 56.6% of UHM total mining equipment output;
- 98.9% of UHM total metallurgical equipment output.

Week Ahead

August 30....................UHM 2001 US GAAP Financials are released

02 SEP 18 AM 12:56

Годовой отчет
за 2001 год

ОАО
Объединенные машиностроительные заводы
(Группа Уралмаш-Ижора)

Москва, Россия, 2001 г.

Полное наименование:

Открытое акционерное общество Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

United Heavy Machinery (Uralmash-Izhora Group)

Сокращенное наименование:

ОАО Объединенные заводы

United Heavy

Дата государственной регистрации и регистрационный номер:

Свидетельство о государственной регистрации ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора) № 05512, серия II-ОИ

зарегистрировано Администрацией Орджоникидзевского района г.Екатеринбурга от 19.12 1996 г.

Местонахождение и почтовый адрес:

юридический адрес: 620012, Екатеринбург

почтовый адрес: 103379, Москва, Ермолаевский пер., д. 25, стр. 1

тел: (095) 974-60-21, факс: (095) 796-90-03

адрес электронной почты: mail@omz.ru

Сведения об уставном капитале:

Уставный капитал Общества на 01.01.2001 г. составляет 3 810 тыс. руб.

Обществом выпущено акций:

обыкновенные акции	35 350 000 шт.
привилегированные акции	2 750 000 шт.
номинал	0.1 руб.

Аудиторы Общества:

ЗАО «Пром-Инвест-Аудит» (лицензия № 000274 от 7.06.1999)

Ernst & Young (CIS) Limited/ Cyprus (лицензия № 004768 от 8.02.2000)

Реестродержатель:

ЗАО "Московский фондовый центр"

(лицензия № 10-000-1-00224, выдана 29.08.1997г. ФКЦБ России)

105023, г. Москва, ул. Буженинова, д.30,

тел.(095) 964-22-51, 964-22-52, факс (095) 742-15-92

«Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) по состоянию на 01.01.2002 г.

Генеральный директор
ЗАО «Пром-Инвест-Аудит» **Саломасова Л.Г.**

Аудиторы **Марьева Е.С.**

Махмутова И.А.

Аудиторское заключение
по составлению бухгалтерского отчета
Открытого Акционерного Общества
«Объединенные машиностроительные заводы»
(Группа Уралмаш-Ижора) за 2001 год.

ЗАО "Пром-Инвест-Аудит" (дата регистрации 05.05.1997г., регистрационный номер 397346, ИНН 7728156359, р/с 40702810800000000159 в АКБ "Промторгбанк" БИК 044583139), действующее на основании лицензии на осуществление аудиторской деятельности в области общего аудита № 000274 по приказу Министерства Финансов РФ от 07.06.1999 г. № 132, провело аудит бухгалтерской отчетности Открытого Акционерного Общества «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) за 2001 год.

В аудите принимали участие аудиторы:

Марьева Е.С. - аудитор, аттестат № 009291

Махмутова И.А.- аудитор, аттестат № 027513

Саломасова Л.Г, - аудитор, аттестат № 018276

Обязанность ЗАО "Пром-Инвест-Аудит" заключалась в том, чтобы высказать независимое мнение о достоверности во всех существенных аспектах бухгалтерской отчетности на основе проведенного аудита. Ответственность за достоверность предъявленной для аудита информации, первичной документации и отчетности несет руководство ОАО «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора).

При проведении аудита выборочной проверке были подвергнуты учредительные документы, финансово-хозяйственные договоры, регистры бухгалтерского учета и ведомости аналитического учета, кассовые и банковские документы, авансовые отчеты подотчетных лиц, бухгалтерская отчетность и другие документы, отражающие финансово-хозяйственную деятельность ОАО «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) за 2001 год.

Аудит проведен в соответствии с Федеральным законом от 7 августа 2001г. №119-ФЗ «Об аудиторской деятельности».

Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности.

Заключение аудиторской фирмы.

В результате проведенного аудита установлено:

1. Учредительные документы ОАО «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) зарегистрированы в установленном законодательством порядке.

2. Деятельность ОАО «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) проводилась на основании и в соответствии с действующим законодательством.

3. Отчетность подготовлена бухгалтерией ОАО «Объединенные машиностроительные заводы» (Группа Уралмаш-Ижора) исходя из Федерального закона "О бухгалтерском учете" от 21.11.96 № 129-ФЗ, Положения по ведению бухгалтерского учета и отчетности в Российской Федерации, утвержденного приказом Минфина Российской Федерации от 29.07.1998 № 34н; Положения по бухгалтерскому учету "Бухгалтерская отчетность организации", утвержденного Приказом Минфина Российской Федерации от 06.07.99 № 43н. Бухгалтерская отчетность за 2001 год представлена в объемах и формах, утвержденных Приказом Минфина Российской Федерации от 13.01.2000 № 4н "О формах бухгалтерской отчетности организаций" и сформирована в порядке, установленном Приказом Минфина Российской Федерации от 28.06.2000 № 60н "Методические рекомендации о порядке формирования показателей бухгалтерской отчетности организации".

4. Проверка совершенных обществом финансово-хозяйственных операций установила их соответствие действующему законодательству Российской Федерации.

По результатам проведенного аудита можно сделать вывод: По мнению аудиторской фирмы "Пром-Инвест-Аудит" прилагаемая к настоящему заключению отчетность с учетом замечаний, изложенных в аналитической части заключения, в основном достоверна, т.е. подготовлена таким образом, чтобы во всех существенных аспектах обеспечить отражение активов и пассивов ОАО

5. Анализ и проверка расчетов по операциям с ценными бумагами показал снижение эффективности использования долгосрочных и краткосрочных вложений в сравнении с аналогичным периодом предыдущего года.

6. Приобретение и использование имущества Общества в целом осуществлялось в интересах акционеров и в соответствии с действующим законодательством.

7. Крупные сделки связанных с приобретением и отчуждением Обществом имущества и сделки, в которых существует заинтересованность членов Совета директоров, лиц, занимающих должность в органах управления Общества, членов Ревизионной комиссии, а также акционеров, владеющих не менее чем20% голосующих акций Общества не осуществлялись.

8. Совершенные Обществом за 2001 г. финансово-хозяйственные операции соответствуют действующему законодательству РФ.

9. Отчисления в резервный фонд за 2001 год Обществом не производились. Средства, начисленные ранее, не использовались.

10. Дивиденды начисляются по итогам финансового года. Имеющаяся задолженность по выплате начисленных дивидендов за предыдущий период будет погашена в текущем году.

По итогам работы Общества за 2001 год комиссией были отмечены следующие финансовые результаты:

1. По состоянию на 01.01.02 г. Общество владеет имуществом на общую сумму 3 102 128 тыс.руб. в т.ч. (прирост активов Общества за 2001 год составляет 57%. Основной источник- Обществом выпущены и размещены облигации на общую сумму 1 085 364 тыс.руб.):

- долгосрочные финансовые вложения составляют 55% от стоимости имущества. Их прирост за год составил 3%.

- краткосрочные финансовые вложения составляют 39% от стоимости имущества. Общая сумма этих вложений выросла в 6,8 раз.

- задолженность покупателей (дебиторская задолженность) составляет 4% от стоимости имущества. Прирост суммы задолженности составил 44%.

Справочно: Сумма задолженности по собственным векселям сократилась на 16%.

2. Задолженность перед бюджетом составляет 5 243 тыс. руб., что составляет 0,2% от стоимости активов, которыми владеет Общество. По сравнению с началом года сумма задолженности возросла т.к. сумма налога на прибыль, начисленного за 2001 г. значительно превышает сумму начисленного налога за 2000 г. Задолженность будет погашена в I полугодии 2002 г.

3. Прибыль от финансово-хозяйственной деятельности за отчетный период составила 11 033 тыс.руб. в т.ч.:

- Прибыль по обычным видам деятельности (валовая прибыль) – 2 959 тыс.рублей.

- Прибыль от прочей деятельности - 8 074 тыс руб.

Справочно:

За 2000 год была получена прибыль от финансово-хозяйственной деятельности в сумме 8 033 тыс.руб.

4. Налог на прибыль и иные аналогичные платежи за 2001 год составляют 18 777 тыс.руб.

5. По итогам 2001 года получен убыток по финансово-хозяйственной деятельности в сумме 7 744 тыс. руб.

6. Общая сумма чистых активов (собственных средств) по состоянию на 01.01.02 г. составляет 1 149 017 тыс.руб. Уставный капитал Общества составляет 3 810 тыс.руб. Таким образом, соблюдено установленное Федеральным законом «Об акционерных обществах» №208-ФЗ от 26.12.95г.требование о превышении величины чистых активов над размером уставного капитала.

«Заключение» утверждено на заседании Ревизионной комиссии «30» апреля 2002 года (Протокол № 3).

Председатель Ревизионной комиссии	Г.И.Кузнецов
Члены Ревизионной комиссии:	Е.В Коваль
	Г.Н.Пименова
	А.А.Волкова

ЗАКЛЮЧЕНИЕ
Ревизионной комиссии
ОАО ОБЪЕДИНЕННЫЕ МАШИНОСТРОИТЕЛЬНЫЕ ЗАВОДЫ
(ГРУППА УРАЛМАШ-ИЖОРА)
по результатам годовой проверки финансово-хозяйственной деятельности Общества в 2001 г.

Настоящее «Заключение» оформлено во исполнение:

- статьи 85, 87, 88 п.3 Федерального закона РФ №208-ФЗ от 26.12.95 г. «Об Акционерных обществах»;
- статьи 16, п.п. 16,1 Устава Общества.

Ревизионная комиссия в соответствии со статьей 16 Устава Общества и требований действующего законодательства в отношении акционерных обществ провела проверку финансово-хозяйственной деятельности Общества за 2001 г., руководствуясь:

- планом работы, утвержденным Советом директоров на отчетный год;
- Уставом Общества;
- Положением о Ревизионной комиссии Общества;
- нормативными документами Общества.

Проверка осуществлялась с целью:

1. Выявление нарушений установленных правовыми актами РФ порядка ведения бухгалтерского учета и представления финансовой отчетности, а также правовых актов РФ при осуществлении финансово-хозяйственной деятельности Общества.
2. Подтверждение достоверности данных, содержащихся в отчетах, и иных финансовых документов Общества.
3. Анализ эффективности и надежности долгосрочных и краткосрочных финансовых вложений Общества, проверка организации расчетов.
4. Анализ эффективности использования имущества Общества; проверка организации учета имущества Общества.
5. Проверка оформления и исполнения крупных сделок, связанных с приобретением и отчуждением Обществом имущества и сделок, в которых существует заинтересованность членов Совета директоров, лиц, занимающих должность в органах управления Общества, членов Ревизионной комиссии, а также акционеров, владеющих не менее чем 20% голосующих акций Общества.
6. Проверка использования резервного и иных фондов Общества.
7. Проверка порядка начисления и выплаты дивидендов по акциям Общества за 2000 г.

В результате проведенной проверки ревизионная комиссия пришла к следующим выводам:

1 Финансово-хозяйственная деятельность Общества осуществлялась на основании и в соответствии с действующим законодательством Российской Федерации (ФЗ «Об акционерных обществах №208-ФЗ от 26.12.95г, ФЗ «О бухгалтерском учете» № 129-ФЗ от 21.1196г., Положение по ведению бухгалтерского учета в РФ №34н от 28.06.98г.).

2. Бухгалтерская отчетность за 2001 г. представлена в объемах и формах, утвержденных Приказом Минфина РФ от 13.0100г.№ 4н «О формах бухгалтерской отчетности организаций» и сформирована в порядке, установленном Приказом Минфина РФ от 28.06.00 г. № 60н «Методические рекомендации о порядке формирования показателей бухгалтерской отчетности организации».

Нарушений установленных сроков представления бухгалтерской отчетности комиссией не установлено.

3. Отчетные данные, содержащиеся в бухгалтерском балансе, отчете о прибылях и убытках и прочих отчетных формах, соответствуют данным бухгалтерского учета.

4. Бухгалтерский учет финансово-хозяйственных операций осуществлялся в соответствии с Приказом об учетной политике на 2001 год № 1 от 01.01.01 г. и действующим законодательством.

Почтовый адрес: ***196651, Санкт-Петербург, Колпино-1, пр. Ленина, 1***
Доля эмитента в уставном капитале юридического лица: ***75.48 %***
Сфера деятельности: ***тяжелое машиностроение, металургия***

Наименование: ***ОАО "Завод сварных машиностроительных конструкций"***
Место нахождения: ***624080, Свердловская обл., г. Верхняя Пышма, ул. Парковая, 36***
Почтовый адрес: ***624080, Свердловская обл., г. Верхняя Пышма, ул. Парковая, 36***
Доля эмитента в уставном капитале юридического лица: ***73.62 %***
Сфера деятельности: ***машиностроение***

Наименование: ***ОАО "Уральский завод тяжелого машиностроения"***
Место нахождения: ***620012, г. Екатеринбург, пл. Первой пятилетки***
Почтовый адрес: ***620012, г. Екатеринбург, пл. Первой пятилетки***
Доля эмитента в уставном капитале юридического лица: ***69.17 %***
Сфера деятельности: ***тяжелое машиностроение***

Наименование: ***ОАО "Завод "Красное Сормово"***
Место нахождения: ***603603, г. Нижний Новгород, ул. Баррикад, 1***
Почтовый адрес: ***603603, г. Нижний Новгород, ул. Баррикад, 1***
Доля эмитента в уставном капитале юридического лица: ***60.74 %***
Сфера деятельности: ***судостроение, судоремонт***

Наименование: ***ОАО "Научно-производственное объединение "Буровая техника"***
Место нахождения: ***117957, г. Москва, Ленинский пр., 6***
Почтовый адрес: ***113114, г. Москва, Летниковская ул., 9***
Доля эмитента в уставном капитале юридического лица: ***55.09 %***
Сфера деятельности: ***научно-исследовательские и опытно-конструкторские работы в области бурения скважин***

Наименование: ***ЗАО "Компания Бурмаш"***
Место нахождения: ***109240, г. Москва, Устьинский пр., 2/14***
Почтовый адрес: ***113054, Москва, 5-ый Монетчиковский пер., 20, стр.1***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Сфера деятельности: ***торгово-закупочная деятельность***

3. Состав Совета Директоров ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Состав Совета Директоров ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора), действующий в отчетном году:

Бендукидзе Каха Автандилович	Генеральный директор ОАО ОМЗ
Казбеков Алан Савельевич	Исполнительный директор ОАО ОМЗ
Косолапов Михаил Валерьевич	Финансовый директор ОАО ОМЗ
Буяк Людмила Иосифовна	Начальник отдела корпоративных действий ОАО ОМЗ
Громов Феликс Николаевич	Гл. консультант центра развития судостроения ОАО ОМЗ
Марк Уайнер	Президент компании M. Winer International Ltd.
Лазарко Иван Дмитриевич	Председатель СД НСО «НАУФОР»

Единоличный исполнительный орган: Генеральный директор ***Бендукидзе Каха Автандилович.***

Генеральный директор К.А. Бендукидзе

Главный бухгалтер Н.В. Иванова

Почтовый адрес: ***187020, Ленинградская обл., г. Тосно, ул. Боярова, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***разработка, изготовление, монтаж, сервисное обслуживание оборудования для атомных электростанций***

Наименование: ***ООО "СофтСистемСервис"***
Место нахождения: ***196135, г. Санкт-Петербург, ул. Гастелло,20***
Почтовый адрес: ***196135, г. Санкт-Петербург, ул. Гастелло,20***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности ***изготовление программного обеспечения***

Наименование: ***ООО "Объединенная Бухгалтерская Компания"***
Место нахождения: ***103379, Москва, Ермолаевский пер., д.25, стр.1***
Почтовый адрес: ***103379, Москва, Ермолаевский пер., д.25, стр.1***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***оказание услуг по проведению бухгалтерского учета***

Наименование: ***United Heavy B.V.***
Место нахождения: ***Drentestraat 24 bg, 1083HK Amsterdam***
Почтовый адрес: ***Postbus 87454, 1080JL Amsterdam***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***коммерческая деятельность***

Наименование: ***ЗАО "Уралмаш-сервис"***
Место нахождения: ***620012, Россия, г. Екатеринбург, ул. Машиностроителей, 29***
Почтовый адрес: ***620012, Свердловская область, г. Екатеринбург, ул. Машиностроителей, 29***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***монтаж, наладка, шефмонтаж, испытания, диагностика, техническое обслуживание машин и оборудования***

Наименование: ***ООО "Компания по обеспечению машиностроительных заводов"***
Место нахождения: ***649000, республика Алтай, г. Горно-Алтайск, ул. Северная, д.6***
Почтовый адрес: ***649000, республика Алтай, г. Горно-Алтайск, ул. Северная, д.6***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***торгово-закупочная, снабженческо-сбытовая, посредническая и иная коммерческая деятельность***

Наименование: ***ОАО "Лизинг - центр - инвест"***
Место нахождения: ***649000, Республика Алтай, г. Горно-Алтайск, ул. Социалистическая, д.3***
Почтовый адрес: ***121069, г. Москва, а/я 78***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***лизинговая деятельность***

Наименование: ***ООО "ОМЗ-Структурное развитие"***
Место нахождения: ***620012, г. Екатеринбург, пл. Первой пятилетки***
Почтовый адрес: ***620012, г. Екатеринбург, пл. Первой пятилетки***
Доля эмитента в уставном капитале юридического лица: ***90 %***
Сфера деятельности: ***проведение финансовых и коммерческих операций***

Наименование: ***ООО "ОМЗ-Центр"***
Место нахождения: ***103379, Москва, Ермолаевский пер., д.25, стр.1***
Почтовый адрес: ***103379, Москва, Ермолаевский пер., д.25, стр.1***
Доля эмитента в уставном капитале юридического лица: ***89.3 %***
Сфера деятельности: ***проведение финансовых и коммерческих операций, оказание маркетинговых, правовых, других консультационных услуг/***

Наименование: ***ООО "НПЦ Механобр"***
Место нахождения: ***194223, г. Санкт-Петербург, 2-ой Мичуринский пр., д.26***
Почтовый адрес: ***194223, г. Санкт-Петербург, 2-ой Мичуринский пр., д.26***
Доля эмитента в уставном капитале юридического лица: ***76 %***
Сфера деятельности: ***торгово-закупочная и снабженческо-сбытовая деятельность***

Наименование: ***ОАО "Ижорские заводы"***
Место нахождения: ***196651, Санкт-Петербург, Колпино-1, пр. Ленина, 1***

В 2001 г. АК Промторгбанком были частично возвращены средства из доверительного управления в размере 147923363 рублей. Остаток средств отражен по стр. 145 бухгалтерского баланса.

Выданные займы дочерним предприятиям составили в 2001 г. сумму 1059713458,69 рублей. Остаток выданных займов отражены по строке 251 бухгалтерского баланса.

Получены средства на целевое финансирование от дочерних предприятий в размере 19426538 рублей.

Сведения о дочерних и зависимых обществах

Наименование: ***ЗАО "Частное охранное предприятие "СТАН"***
Место нахождения: ***620012, г. Екатеринбург, ул. Машиностроителей, .19***
Почтовый адрес: ***117218, г. Москва, а/я 43***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***охранная деятельность***

Наименование: ***ЗАО "УМЗ-инжиниринг"***
Место нахождения: ***620012, г. Екатеринбург, пл. 1-ой Пятилетки***
Почтовый адрес: ***620012, г. Екатеринбург. пл. 1-ой Пятилетки***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***организация деятельности по инжинирингу, проектированию, шеф-монтажу и сервисного обслуживания различных видов оборудования***

Наименование: ***ЗАО "УМЗ Торговая компания"***
Место нахождения: ***620012, г. Екатеринбург, пл. 1-ой Пятилетки***
Почтовый адрес: ***620012, Екатеринбург, пл. 1-ой Пятилетки***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***организация деятельности по инжинирингу, проектированию, шеф-монтажу и сервисного обслуживания различных видов оборудования***

Наименование: ***ЗАО "ТК Ижорские заводы"***
Место нахождения: ***г. Санкт- Петербург, Лиговский пр., 29***
Почтовый адрес: ***г. Санкт- Петербург, Лиговский пр., 29***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***организация деятельности по инжинирингу, проектированию, шеф-монтажу и сервисного обслуживания различных видов оборудования***

Наименование: ***ООО "Лизинг оборудования, машин и технологий"***
Место нахождения: ***152620, Ярославская область, г. Углич, ул. Ярославская, д.50. ком.202***
Почтовый адрес: ***103379, г. Москва, Ермолаевский переулок, д. 25, стр.1***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***лизинговая деятельность***

Наименование: ***ООО "Объединенные машиностроительные заводы"***
Место нахождения: ***189630, г. Санкт-Петербург, Колпино, пр. Ленина, д.1***
Почтовый адрес: ***189630, г. Санкт-Петербург, Колпино, пр. Ленина, д.1***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***проведение финансовых и комерческих операций, оказание маркетинговых, правовых и других консультационных услуг***

Наименование: ***ООО "ОМЗ-Маркетинг"***
Место нахождения: ***649000, республика Алтай, г. Горно-Алтайск, ул. Северная, д.6***
Почтовый адрес: ***649000, республика Алтай, г. Горно-Алтайск, ул. Северная, д.6***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***оказание маркетинговых, инжиниринговых, консалтинговых и др. видов услуг.***

Наименование: ***ООО "ОМЗАР"***
Место нахождения: ***375033, Республика Армения, г. Ереван, ул. Касьяна, д.12, кв.17***
Почтовый адрес: ***103379, г.Москва, Ермолаевский пер., д.25, стр.1***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Сфера деятельности: ***коммерческая деятельность***

Наименование: ***ЗАО "Комплект -Атом -Ижора "***
Место нахождения: ***187020, Ленинградская обл., г. Тосно, ул. Боярова, 16***

Пояснительная записка к балансу за 2001 год

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Открытое акционерное общество ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора) зарегистрировано Администрацией Орджоникидзевского района г.Екатеринбурга, 19 декабря 1996 г.

Номер регистрационного свидетельства 05512 серии II-ОИ (взамен св-ства №5512 на основании Постановления 693 от 10,08,00 г.

Юридический адрес : 620012. г. Екатеринбург, Площадь Первой пятилетки.

Адрес местонахождения московского представительства: 103379 Москва, Ермолаевский переулок дом 25, стр.1

Уставный капитал предприятия составляет 3 810 000 рублей. Уставный капитал учредителями внесен полностью.

Московское представительство осуществляет свою деятельность в составе головной организации с 01 октября 1999 г. Представительство не имеет расчетного счета и обособленного баланса, имущество, переданное представительству, отражено в балансе ОАО ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора).

1. Хозяйственная деятельность, затраты, прибыль.

Результаты хозяйственной и финансовой деятельности ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора) в 2001 г. отражены в Форме №2 по следующим показателям:

по стр. 010 - выручка от реализации составила (без НДС)	29526163 руб.,
по стр. 020 - себестоимость реализованной продукции	-26577345 руб.,
по стр. 050 - прибыль от продаж –	2958818 руб.

Прибыль до налогообложения по Форме №2 -. 11032757 рублей.

Налогооблагаемая прибыль составила 30231105 рублей.

При исчислении налога на прибыль облагаемая прибыль уменьшена на суммы фактически произведенных в 2001 году расходов, направленных (оплаченных) в Национальный Военный Фонд на оказание помощи военнослужащим, пострадавшим при исполнении воинского долга, и членам семей погибших воинов России.

При расчете налога на прибыль применена льгота согласно п. 4.1.3 Инструкции Министерсва РФ по налогам и сборам от 15 июня 2000 г. № 62 «О порядке исчисления и уплаты в бюджет налога на прибыль предприятий и организаций» в размере 3% от облагаемой налогом прибыли. Сумма примененной льготы составила 906933 рублей (30231105 х 3 %).

Сумма налога на прибыль от основной деятельности по Екатеринбургу распределена по бюджетам следующим образом:

В федеральный бюджет:	3224366 рублей.
Областной бюджет:	1973898 рублей.
Городской бюджет:	629045 рублей.

Представлен отдельный расчет по налогу на прибыль по г. Москве, (обособленное подразделение), который составлен исходя из среднесписочной и среднегодовой стоимости основных средств. Сумма налога составляет 4432038 рублей к начислению в городской бюджет г. Москвы.

Кроме того, по Екатеринбургу и Москве представлены отдельные расчеты по налогу на прибыль от посреднической деятельности. Налог на прибыль по бюджетам распределен следующим образом:

Федеральный бюджет	1293 рублей.
Областной /городской бюджет	1139/2370 рублей.
Местный бюджет	252 рублей.

Основными видами хозяйственной и финансовой деятельности предприятия в 2001 г. являлись оказание консультационных и посреднических услуг.

Бухгалтерский учет ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора) с 01 октября 2001г. осуществляет ООО «Объединенная бухгалтерская компания» согласно договора № 04-01 от 01.10.2001г.

2.Долгосрочные финансовые вложения

В 2001 г. ОАО Объединенные машиностроительные заводы приобрели следующие пакеты акций.

Акции Красное Сормово в кол-ве 160830 шт. на сумму 63023671,24 руб.

Акции ОАО Ижорские заводы в кол-ве 108220 шт. на сумму 44391523,01 руб.

Акции НПО Буровая техника в кол-ве 1448734 шт. на сумму 2693950 руб.

Акции ОАО «Завод Нижегородский теплоход» в кол-ве 30167 шт. на сумму 9718573,65 руб. и акции и доли дочерних, зависимых и других обществ. Всего инвестиций на конец отчетного периода 1 561383395 рублей.

Себестоимость проданных товаров, продукции, работ, услуг	020	26 577.0	4 930.0
в том числе проданных:	021	0.0	0.0
	022	0.0	0.0
	023	0.0	0.0
Валовая прибыль	029	**2 959.0**	**601.0**
Коммерческие расходы	030	0.0	0.0
Управленческие расходы	040	0.0	0.0
Прибыль (убыток) от продаж (строки 010 - 020 - 030 - 040))	050	**2 959.0**	**601.0**
II. Операционные доходы и расходы			
Проценты к получению	060	52 283.0	8 341.0
Проценты к уплате	070	25 919.0	170.0
Доходы от участия в других организациях	080	0.0	543.0
Прочие операционные доходы	090	1 578 186.0	2 096 772.0
Прочие операционные расходы	100	1 584 642.0	2 095 983.0
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	116.0	198.0
Внереализационные расходы	130	11 950.0	2 230.0
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	**11 033.0**	**8 072.0**
Налог на прибыль и иные аналогичные обязательные платежи	150	18 777.0	2 880.0
в том числе пени	151	0.0	0.0
Прибыль (убыток) от обычной деятельности	160	**-7 744.0**	**5 192.0**
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	0.0	0.0
Чрезвычайные расходы	180	0.0	0.0
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190	**-7 744.0**	**5 192.0**
СПРАВОЧНО. Дивиденды, приходящиеся на одну акцию <*>: по привилегированным	201	0.012	0.012
по обычным	202	0.00	0.0
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию <*>: по привилегированным	203	0.0	0.0
по обычным	204	0.0	0.0

ИТОГО по разделу III	**490**	**1 158 362.0**	**1 149 017.0**
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95)	**510**	0.0	1 085 364.0
в том числе: кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	0.0	0.0
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	0.0	1 085 364.0
Прочие долгосрочные обязательства	**520**	0.0	0.0
ИТОГО по разделу IV	**590**	**0.0**	**1 085 364.0**
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90, 94)	**610**	0.0	90 495.0
в том числе: кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	0.0	90 420.0
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	0.0	75.0
Кредиторская задолженность	**620**	805 867.0	777 211.0
в том числе: поставщики и подрядчики (60, 76)	621	3 358.0	92 356.0
векселя к уплате (60)	622	800 051.0	678 940.0
задолженность перед дочерними и зависимыми обществами (78)	623	0.0	0.0
задолженность перед персоналом организации (70)	624	69.0	290.0
задолженность перед государственными внебюджетными фондами (69)	625	29.0	181.0
задолженность перед бюджетом (68)	626	2 209.0	5 243.0
авансы полученные (64)	627	100.0	100.0
прочие кредиторы	628	51.0	101.0
Задолженность участникам (учредителям) по выплате доходов (75)	**630**	14.0	41.0
Доходы будущих периодов (83)	**640**	0.0	0.0
Резервы предстоящих расходов (89)	**650**	0.0	0.0
Прочие краткосрочные обязательства	**660**	0.0	0.0
ИТОГО по разделу V	**690**	**805 881.0**	**867 747.0**
БАЛАНС (сумма строк 490 + 590 + 690)	**700**	**1 964 243.0**	**3 102 128.0**

Отчет о прибылях и убытках

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Ед.изм. тыс.руб.

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)	**Код строки**	**За отчетный период**	**За аналогичный период предыдущего года**
Ед.изм. тыс.руб.	**2**	**3**	**4**
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	29 536.0	5 531.0
в том числе от продажи:	011		0.0
	012	0.0	0.0
	013	0.0	0.0

Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	**230**	213.0	213.0
в том числе: покупатели и заказчики (62, 76, 82)	231	213.0	213.0
векселя к получению (62)	232	0.0	0.0
задолженность дочерних и зависимых обществ (78)	233	0.0	0.0
авансы выданные (61)	234	0.0	0.0
прочие дебиторы	235	0.0	0.0
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	**240**	86 863.0	125 903.0
в том числе: покупатели и заказчики (62, 76, 82)	241	24 697.0	111 158.0
векселя к получению (62)	242	41 913.0	8 631.0
задолженность дочерних и зависимых обществ (78)	243	0.0	1 696.0
задолженность участников (учредителей) по взносам в уставный капитал (75)	244	0.0	0.0
авансы выданные (61)	245	19 544.0	1 966.0
прочие дебиторы	246	709.0	2 452.0
Краткосрочные финансовые вложения (56, 58, 82)	**250**	177 586.0	1 216 772.0
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	171 018.0	732 675.0
собственные акции, выкупленные у акционеров	252	0.0	0.0
прочие краткосрочные финансовые вложения	253	6 568.0	484 097.0
Денежные средства	**260**	5 165.0	2 615.0
в том числе: касса (50)	261	3.0	1.0
расчетные счета (51)	262	4 914.0	2 299.0
валютные счета (52)	263	0.0	65.0
прочие денежные средства (55, 56, 57)	264	248.0	250.0
Прочие оборотные активы	**270**	0.0	0.0
ИТОГО по разделу II	**290**	**274 912.0**	**1 354 141.0**
БАЛАНС (сумма строк 190 + 290)	**300**	**1 964 243.0**	**3 102 128.0**

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	**410**	3 810.0	3 810.0
Добавочный капитал (87)	**420**	1 141 271.0	1 141 271.0
Резервный капитал (86)	**430**	953.0	953.0
в том числе: резервы, образованные в соответствии с законодательством	431	0.0	0.0
резервы, образованные в соответствии с учредительными документами	432	953.0	953.0
Фонд социальной сферы (88)	**440**	0.0	0.0
Целевые финансирование и поступления (96)	**450**	1 573.0	0.0
Нераспределенная прибыль прошлых лет (88)	**460**	10 755.0	10 727.0
Непокрытый убыток прошлых лет (88)	**465**	0.0	0.0
Нераспределенная прибыль отчетного года (88)	**470**	0.0	0.0
Непокрытый убыток отчетного года (88)	**475**	0.0	-7 744.0

Финансовая отчетность
ОАО Объединенные машиностроительные заводы

Балансовый отчет

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Ед.изм. тыс.руб.

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	**110**	14.0	0.0
в том числе: патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	14.0	0.0
организационные расходы	112		0.0
деловая репутация организации	113		0.0
Основные средства (01, 02, 03)	**120**	254.0	1 177.0
в том числе: земельные участки и объекты природопользования здания, машины и оборудование	121		0.0
здания, машины и оборудование	122	254.0	1 177.0
Незавершенное строительство (07, 08,16, 61)	**130**	8 685.0	11 953.0
Доходные вложения в материальные ценности (03)	**135**	0.0	0.0
в том числе: имущество для передачи в лизинг	136	0.0	0.0
имущество, предоставляемое по договору проката	137	0.0	0.0
Долгосрочные финансовые вложения (06,82)	**140**	1 680 378.0	1 734 857.0
в том числе: инвестиции в дочерние общества	141	1 104 213.0	1 536 126.0
инвестиции в зависимые общества	142	76 397.0	88.0
инвестиции в другие организации	143	11 860.0	25 170.0
займы, предоставленные организациям на срок более 12 месяцев	144	181 000.0	0.0
прочие долгосрочные финансовые вложения	145	306 908.0	173 473.0
Прочие внеоборотные активы	**150**	0.0	0.0
ИТОГО по разделу I	**190**	**1 689 331.0**	**1 747 987.0**
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	**210**	5 002.0	8 469.0
в том числе: сырье, материалы и другие аналогичные ценности (10, 12, 13,16)	211	95.0	34.0
животные на выращивании и откорме (11)	212	0.0	0.0
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	2 955.0	7 939.0
готовая продукция и товары для перепродажи (16, 40, 41)	214	0.0	0.0
товары отгруженные (45)	215	0.0	0.0
расходы будущих периодов (31)	216	1 952.0	496.0
прочие запасы и затраты	217	0.0	0.0
Налог на добавленную стоимость по приобретенным ценностям (19)	**220**	83.0	169.0

Уровень доходности на отвлекаемые средства рассчитанный на основе операционной прибыли в разрезе бизнесов колеблется от 3,53% до 35,3%. Наибольшая доходность отвлеченных в бизнес средств обеспечивается атомным оборудованием - 35,29%. На втором месте - буровое оборудование (18,44%); третьим по уровню доходности на оборотный капитал является бизнес горное оборудование (13,15%); на четвертом месте - металлургическое оборудование (10,82%); доходность судостроения и бизнеса по продажам металлургической продукции сопоставима и составляет по судостроению 3,92%, по металлургической продукции 3,53%. С учетом доли покрытия отвлекаемых бизнесами средств привлеченными за счет авансов покупателей и отсрочки расчетов с поставщиками средствами доходность на собственный оборотный капитал распределяется по бизнесам следующим образом: Наибольшую доходность собственных оборотных средств обеспечивает атомный бизнес - 102,6%. Горное оборудование обеспечивает доходность 26,9%; металлургическое оборудование - 15%; судостроение - 12,9%; металлургическая продукция - 6%. В виду того, что бизнес нефтебурового оборудования финансируется полностью за счет контрагентов, описываемый показатель применительно к данному бизнесу расчету не подлежит.

Операционная доходность собственного оборотного капитала


120%
100%
80%
60%
40%
20%
0%
102.6%
12.9%
15.0%
N/A
26.9%
6.1%
СС
АО
МО
БО
ГО
МП

Структура оборотного капитала в разрезе бизнесов


текущие активы
текущие пассивы
2 500
2 000
1 500
1 000
500
0
млн.руб.
894
623
1 420
931
1 641
459
1 333
2 025
969
496
641
268
СС
АО
МО
БО
ГО
МП

Представленная структура оборотного капитала была рассчитана в разрезе основных бизнесов без учета денежных средств и их эквивалентов в виду того, что ни те, ни другие нельзя рассматривать как средства, отвлекаемые бизнесами. Каждый из бизнесов отвлекает активы в дебиторскую задолженность, незавершенное производство и запасы. Наибольшее отвлечение средств происходит в бизнес по изготовлению и продажам металлургического оборудования (на 01.01.02 1,64 млрд.руб.). На втором месте по объему отвлекаемых средств находится атомный бизнес (1,42 млрд.руб.), на третьем - бизнес по изготовлению и продажам нефтебурового оборудования (1,33 млрд.руб.). Прочие бизнесы отвлекают каждый менее миллиарда рублей. Горное оборудование - 969 млн.руб., судостроение - 894 млн.руб., металлургическая продукция - 641 млн.руб. Необходимо отметить, что нефтебуровое оборудование - бизнес, полностью финансируемый за счет контрагентов. Средства, привлеченные данным бизнесом в виде авансов покупателей и отсрочки расчетов с поставщиками, составили на 01 января 2002 2,03млрд.руб., что превышает отвлеченные данным бизнесом средства в 1,52 раза. Следовательно, именно нефтебуровой бизнес является не только полностью «самофинансируемым», но и «донором» для прочих бизнесов. На втором месте по объему привлекаемых средств находится атомный бизнес. На отчетную дату величина его оборотных пассивов составила 0,93 млрд.руб. Однако, даже столь значительное привлечение не перекрыло величину отвлекаемых в бизнес оборотных средств (доля покрытия оборотных активов текущими пассивами 66%). Прочие бизнесы привлекают сравнительно меньшие средства. Так величина средств привлеченных судостроением составила на отчетную дату 622,8 млн.руб. (доля покрытия отвлеченных средств 70%), сумма средств привлеченных бизнесом горное оборудование - 495,7 млн.руб. (доля покрытия 51%), бизнесом металлургическое оборудование - 458,8 млн.руб. (при наименьшей доле покрытия отвлекаемых в данный бизнес средств 28%), бизнесом металлургическая продукция - 268,2 млн.руб. (доля покрытия 42%).

Операционная доходность оборотного капитала


40%
35%
30%
25%
20%
15%
10%
5%
0%
3.9%
35.3%
10.8%
18.4%
13.2%
3.5%
СС
АО
МО
БО
ГО
МП

Авансы полученные

Практически все бизнесы в той или иной степени финансируются за счет авансов полученных. Основная часть всех полученных авансов приходится на нефтебуровое оборудование, оборудование для АЭС и судостроение. Структура полученных авансов согласно бизнесам представлена на рисунке.


СС
16%
АО
26%
МП
16%
МО
8%
БО
19%
ГО
15%

АО – оборудование для АЭС
БО – нефтегазовое оборудование
СС – судостроение
ГО – горное оборудование
МО – металлургическое оборудование
МП – металлургические полуфабрикаты

Долгосрочные кредиты и займы

Основная сумма по этому разделу (99,5%) приходится на облигационный займ ОАО ОМЗ.

Доходность

Маржинальный доход (под маржинальным доходом понимается разница между выручкой от реализации по отгрузке и производственной себестоимостью реализованной продукции) в 2001 году по основным бизнесам составил 2 525 млн., общая рентабельность по маржинальному доходу составила 28% против 23% в 2000г.


35%
30%
25%
20%
15%
10%
5%
0%
31%
32%
27%
32%
22%
32%
32%
31%
12%
16%
25%
21%
2000г.
2001г.
АО
МО
БО
ГО
МП
СС

Наиболее существенную долю в запасах занимает незавершенное производство. На его долю приходится 51%, что в абсолютном выражении составляет 2 791 млн. руб. Поскольку все бизнесы достаточно материалоемкие, незавершенное производство распределяется по бизнесам приблизительно в одинаковой пропорции. Единственным исключением является оборудование для АЭС.

Структура запасов по бизнесам:


СС
16%
АО
26%
МП
16%
МО
8%
ГО
19%
БО
15%

АО – оборудование для АЭС
БО – нефтегазовое оборудование
СС – судостроение
ГО – горное оборудование
МО – металлургическое оборудование
МП – металлургические полуфабрикаты

Значительная доля запасов приходится также на статью «сырье материалы и другие аналогичные ценности» (28%). Указанная строка структурируется следующим образом:

Сырье, материалы и другие аналогичные ценности
(строка бухгалтерского баланса 211)

Показатель	Всего	
Основные	770 818	50%
Комплектующие изделия и полуфабрикаты	312 254	20%
Вспомогательные материалы	159 313	10%
Прочие	294 994	19%
ИТОГО сырье и материалы	**1 537 379**	100%

Основные средства

Основные средства составляют 30% валюты баланса. Значительная доля основных средств приходится на здания и сооружения (60%), а также машины и оборудование (38%):

Земельные участки, объекты природопользования	697
Здания, сооружения	2 901 001
Машины и оборудование	1 832 340
Транспорт	89 975
Прочее	22 378
Итого	4 846 392

Комментарии к управленческой отчетности

Денежные средства и эквиваленты

Более половины суммы по этой строке приходится на краткосрочные вложения (66%). Краткосрочные финансовые вложения: это вложения в высоколиквидные ценные бумаги и для целей управленческого баланса они приравниваются к денежным средствам.

Остальная часть приходится на денежные средства на расчетных счетах и в доверительном управлении.

Дебиторская задолженность

Доля долгосрочной дебиторской задолженности незначительна. По статье «покупатели и заказчики» она составляет 7%, а по статье «прочие дебиторы» 6% в общем объеме дебиторской задолженности.

Основная часть дебиторской задолженности представлена покупателями и заказчиками. На них приходится 96% общей суммы. По бизнесам дебиторскую задолженность можно структурировать следующим образом:


ГО 7%
МП 8%
СС 0%
БО 10%
АО 43%
МО 32%

АО – оборудование для АЭС
БО – нефтегазовое оборудование
СС – судостроение
ГО – горное оборудование
МО – металлургическое оборудование
МП – металлургические полуфабрикаты

Запасы


готовая продукция и товары для перепродажи 15.1%
товары отгруженные 5.5%
прочие 0.7%
сырье, материалы 27.9%
незавершенное производство 50.8%

Консолидированный управленческий отчет о движении совокупного капитала за 2001г ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Наименование показателя	Сумма тыс.руб.
1	2
Капитал на начало отчетного периода	**7 321 772**
в т.ч. доля меньшинства	**2 457 472**
чистая прибыль	612 192
использование прибыли	(193 993)
увеличение капитала за счет переоценки основных фондов	409 212
доходы будущих периодов	442 317
увеличение капитала за счет консолидации новых дочерних предприятий	70 647
уменьшение капитала за счет докупки долей дочерних предприятий	(128 412)
уменьшение капитала за счет пеней, которые будут выплачены в соотв. с соглашением о реструктуризации	(143 722)
выбытие объектов социальной сферы и прочее уменьшение капитала	(39 594)
Капитал на конец отчетного периода	**8 350 419**
в т.ч. доля меньшинства	**2 304 399**

Консолидированный управленческий отчет о движении денежных средств за 2001г
ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Наименование показателя	Сумма тыс.руб.
1	2
Чистая прибыль	612 192
в т.ч. доля меньшинства	213 919
Использование прибыли	(193 993)
Амортизация текущего года	585 335
Доходы будущих периодов	442 317
Изменение чистого оборотного капитала	(2 160 554)
Денежный поток от операционной деятельности	**-714 703**
Капитальные вложения	(774 732)
Долгосрочные инвестиции в акции	(227 022)
Продажа основных фондов	123 986
Денежный поток от инвестиционной деятельности	**-877 768**
Изменение долгосрочного долга	895 501
в т.ч. реструктурированных обязательств	136 927
Денежный поток от финансовой деятельности	**895 501**
Итого денежный поток	**-696 970**
Денежные средства на начало	**2 234 430**
Денежные средства на конец	**1 537 460**
Денежный поток	**-696 970**

Консолидированный управленческий отчет о прибылях и убытках за 2001г ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Наименование показателя	за 2001 год тыс.руб.	за 2000 год тыс.руб.
1	2	3
I. Доходы и расходы по обычным видам деятельности		
Выручка (нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	**10 249 959**	**6 729 523**
Себестоимость реализации товаров, продукции, работ, услуг	7 364 924	5 600 446
Валовая прибыль	2 885 035	1 129 077
Коммерческие расходы	264 498	155 036
Управленческие расходы	1 426 999	520 929
Прибыль (убыток) от реализации	**1 193 538**	**453 112**
II. Операционные и внереализационные доходы и расходы		
Проценты к получению	70 955	12 859
Проценты к уплате	150 393	72 901
Прибыль (убыток) от выбытия основных фондов и других внеоборотных активов	46 070	220 911
Прибыль (убыток) от внутренней реализации внеоборотных активов (переоценка)	409 212	59 722
Прибыль (убыток) от прочих операций	-55 415	40 959
Прибыль (убыток) по внереализационным операциям (курсовые разницы, неустойки по хоз.договорам, резервы по сомнительным долгам)	-153 269	-139 317
Налоги, относимые на финансовый результат (имущество,жилфонд и др.)	93 420	162 500
Прибыль (убыток) отчетного периода	**1 267 278**	**412 845**
Капитализированный доход (убыток)	0	21 211
Налог на прибыль	245 874	60 695
Отвлеченные средства		55 574
Чистая прибыль (убыток) отчетного периода	**1 021 404**	**317 787**
Чистая прибыль (убыток) отчетного периода без учета переоценки ОФ	**612 192**	**258 065**
Доля меньшинства (без учета переоценки)	213 919	46 363
Справочно: использование прибыли	193 993	
в т.ч. доля меньшинства	59 239	

Консолидированный управленческий балансовый отчет за 2001г
ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

	на 31.12.2000 тыс.руб.	Доля, %	на 31.12.2001 тыс.руб.	Доля, %	% изменения доли 01г к доли 00г
1	2	3	4	5	6
АКТИВЫ					
Оборотные активы					
Денежные средства и эквиваленты	2 234 430	15%	1 537 460	10%	64%
Дебиторская задолженность	1 673 707	11%	2 029 580	13%	113%
Авансы выданные	848 972	6%	922 441	6%	101%
Запасы	4 314 181	29%	5 504 650	34%	119%
Прочие оборотные активы	303 136	2%	117 985	1%	36%
Всего оборотные активы	**9 374 426**	**63%**	**10 112 115**	**63%**	**100%**
Долгосрочные финансовые вложения	373 432	3%	417 587	3%	104%
Основные средства	4 513 833	30%	4 846 393	30%	100%
Незавершенное строительство	488 190	3%	562 247	4%	107%
Нематериальные активы	8 268	0%	3 605	0%	41%
Прочие внеоборотные активы	137 368	1%	71 102	0%	
Всего внеоборотные активы	**5 521 091**	**37%**	**5 900 933**	**37%**	**99%**
Итого активы	**14 895 517**	**100%**	**16 013 048**	**100%**	**100%**

ПАССИВЫ					
Краткосрочные обязательства					
По расчетам с поставщиками	1 469 559	10%	1 255 567	8%	79%
Налоги к уплате	442 920	3%	172 522	1%	36%
Краткосрочные кредиты и займы	254 512	2%	443 111	3%	162%
Текущая часть реструктурированных обязательств	195 014	1%	197 448	1%	94%
Прочие краткосрочные обязательства	224 737	2%	234 684	1%	97%
Всего краткосрочные обязательства	**2 586 742**	**17%**	**2 303 333**	**14%**	**83%**
Авансы полученные	**4 176 479**	**28%**	**3 653 272**	**23%**	**81%**
Долгосрочные обязательства					
Займы и кредиты	2 560	0%	762 218	5%	27696%
Долгосрочная часть реструктурированных обязательств	668 689	4%	805 616	5%	112%
Прочие долгосрочные обязательства	139 275	1%	138 190	1%	92%
Всего долгосрочные обязательства	**810 524**	**5%**	**1 706 024**	**11%**	**196%**
Всего обязательства	**7 573 745**	**51%**	**7 662 629**	**48%**	**94%**
Собственный капитал	**7 321 772**	**49%**	**8 350 419**	**52%**	**106%**
в т.ч. доля меньшинства	**2 457 472**	**16%**	**2 304 399**	**14%**	**87%**
Итого пассивы	**14 895 517**	**100%**	**16 013 048**	**100%**	**100%**

убытком, а величина отрицательной деловой репутации добавлена к капиталу. Аналогичная корректировка произведена в отчете за 2000г;

12. В отчете о прибылях и убытках сумма 161 549 тыс. руб. перенесена из строки «себестоимость проданных товаров, продукции работ, услуг» в строку «управленческие расходы». Данная сумма представляет собой часть общехозяйственных расходов, которая согласно учетной политике отдельных предприятий в 2001г. относилась на стоимость конкретных заказов, а не списывалась на финансовый результат отчетного периода в момент возникновения затрат, как это делается на большинстве предприятий корпорации.

13. Проценты по кредитам на общую сумму 68 907 тыс. руб., отраженные, согласно бухгалтерских данных предприятий, в разделах «прочие операционные расходы» и «внереализационные расходы» перенесены в раздел «проценты к уплате».

14. При расчете структуры оборотного капитала были приняты следующие допущения: запасы сырья и материалов, авансы выданные, задолженность перед поставщиками и подрядчиками были распределены по основным продуктовым группам пропорционально остаткам в незавершенном производстве; задолженность по краткосрочным кредитам и займам, задолженность по выданным векселям – пропорционально распределению оборотных активов по бизнесам соответствующих предприятий Группы.

Представленный вариант управленческой отчетности подготовлен в соответствии с вышеизложенными корректировками:

Консолидированная управленческая финансовая отчетность ОАО Объединенные машиностроительные заводы

В ходе составления консолидированной отчетности ОАО Объединенные машиностроительные заводы руководством корпорации были сделаны корректировки, позволяющие более достоверно отразить финансово-хозяйственную деятельность Группы:

1. Расходы будущих периодов в размере 428 023 тыс. руб. ОАО "Ижорские заводы" представляют собой досрочно выплаченные лизинговые платежи. Данная сумма была перенесена из статьи «запасы» в статью «основные средства» в соответствии с ее экономическим смыслом;

2. Авансы, полученные от заказчиков и оформленные ценными бумагами, согласно правилам бухгалтерского учета, подлежащие отражению по строке 621 бухгалтерского баланса, составляют 1 736 759 тыс. рублей. Для целей управленческого баланса указанные авансы перенесены согласно их экономическому смыслу в «авансы полученные»;

3. Кредиты, предоставленные предприятиям корпорации под гарантию ОАО «Атомстройэкспорт» (531 398 тыс. руб.) по экономической сущности представляют собой авансы данной организации, поэтому на данную сумму уменьшена задолженность по кредитам полученным и увеличена задолженность по авансам покупателей;

4. Выделена текущая часть реструктурированных обязательств ОАО "Уральский завод тяжелого машиностроения" в сумме 66 062 тыс. руб. и перенесена из статьи «долгосрочные обязательства» в статью «краткосрочные обязательства». Для сопоставления форматов отчетности в данных за 2000г. была сделана аналогичная корректировка на сумму 137 514 тыс. руб.;

5. В связи с предстоящей реструктуризацией задолженности по расчетам с дорожным фондом основная сумма долга (по ОАО "Уральский завод тяжелого машиностроения" 86 144 тыс. руб. и по ОАО "Ижорские заводы" 120 367 тыс. руб.) перенесена из статьи «кредиторская задолженность» в долгосрочные реструктурированные обязательства. Для сопоставления форматов отчетности в данных за 2000г. была сделана аналогичная корректировка;

6. Средства, находящиеся в доверительном управлении у Промышленно-торгового Банка в размере 173 473 тыс. руб. перенесены в статью «денежные средства и эквиваленты»;

7. Сальдированы депозиты в Промышленно-торговом банке и выданные им кредиты на сумму 130 057 тыс. руб.

8. В виду того, что расчет НДС подлежащего уплате осуществляется по принципу «по оплате», сальдирован НДС «к уплате» (76 счет) с НДС «к возмещению» (19 счет) на сумму 322 207 тыс. руб. Для сопоставления форматов отчетности в данных за 2000г. была сделана аналогичная корректировка в размере 166 716 тыс. руб.;

9. Сальдирована задолженность бюджета в «дебиторской задолженности» с налогами к уплате на сумму 106 352 тыс. руб.;

10. Актив (финансовые вложения) и пассив (задолженность по кредитам банков) управленческого баланса уменьшены на сумму 30 140 тыс. руб., которая представляет собой стоимость приобретенного векселя АКБ Сбербанк РФ и заложенного в обеспечение кредита АКБ Сбербанк РФ.

11. Показатели Деловой репутации рассчитаны в соответствии с правилами составления сводной бухгалтерской отчетности в РФ. Данный принцип отличается от принципа Международных стандартов, но итоговая сумма, равная «капитал» + «деловая репутация в пассиве» – «деловая репутация в активе», одинакова для обоих стандартов. Величина получившейся в результате расчета положительной деловой репутации признана

КОНСОЛИДИРОВАННЫЙ ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

за 2001 год

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Единица измерения: тыс. руб.

Наименование показателя	Код строки	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	10 249 958.7	6 729 523.0
Себестоимость проданных товаров, продукции, работ, услуг	020	7 526 472.7	5 600 446.0
Валовая прибыль	029	**2 723 486.0**	**1 129 077.0**
Коммерческие расходы	030	264 497.6	155 036.0
Управленческие расходы	040	1 265 450.5	520 929.0
Прибыль (убыток) от продаж (строки 010 - 020 - 030 - 040))	050	**1 193 537.9**	**453 112.0**
II. Операционные доходы и расходы			
Проценты к получению	060	70 987.5	12 859.0
Проценты к уплате	070	81 486.0	37 964.0
Доходы от участия в других организациях	080	531.0	590.0
Прочие операционные доходы	090	11 016 241.4	11 435 617.0
Прочие операционные расходы	100	10 711 923.3	11 312 052.0
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	140 838.4	249 386.0
Внереализационные расходы	130	361 448.8	388 703.0
Прибыль (убыток) до налогообложения (строки 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	**1 267 278.1**	**412 845.0**
Налог на прибыль и иные аналогичные обязательные платежи	150	245 873.8	60 695.0
Капитализированный доход (убыток)	165	0.0	21 211.0
Прибыль (убыток) от обычной деятельности	160	**1 021 404.3**	**373 361.0**
IV. Чрезвычайные доходы и расходы			
Чрезвычайные доходы	170	0.0	0.0
Чрезвычайные расходы	180	0.0	0.0
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки (160 + 170 - 180))	190	**1 021 404.3**	**373 361.0**
Доля меньшинства	200	**213 918.5**	**79 466.0**

задолженность перед персоналом организации (70)	624	119 453.0	175 165.8
задолженность перед государственными внебюджетными фондами (69)	625	75 176.0	75 423.0
задолженность перед бюджетом (68)	626	326 580.0	203 451.3
авансы полученные (64)	627	1 332 319.0	1 385 114.0
прочие кредиторы	628	420 061.0	554 401.6
Задолженность участникам (учредителям) по выплате доходов (75)	**630**	14 113.0	10 421.5
Доходы будущих периодов (83)	**640**	139 275.0	138 190.0
Резервы предстоящих расходов (89)	**650**	24 428.0	21 583.4
Прочие краткосрочные обязательства	**660**	0.0	0.0
ИТОГО по разделу V	**690**	***7 078 698.0***	***6 793 859.6***
БАЛАНС (сумма строк 490 + 590 + 690) включая долю меньшинства дочерних обществ и деловую репутацию	**700**	**15 991 582.8**	**17 533 486.2**

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	**410**	3 810.0	3 810.0
Добавочный капитал (87)	**420**	4 997 035.8	5 125 872.4
Резервный капитал (86)	**430**	1 258.0	1 311.2
в том числе: резервы, образованные в соответствии с законодательством	431	0.0	0.0
резервы, образованные в соответствии с учредительными документами	432	0.0	1 279.4
Фонд социальной сферы (88)	**440**	86 825.6	51 109.9
Целевые финансирование и поступления (96)	**450**	5.0	0.0
Нераспределенная прибыль прошлых лет (88)	**460**	397 441.6	637 019.3
Непокрытый убыток прошлых лет (88)	**465**	0.0	0.0
Нераспределенная прибыль отчетного года (88)	**470**		999 428.8
Непокрытый убыток отчетного года (88)	**475**		
ИТОГО по разделу III	**490**	**5 486 376.0**	**6 818 551.5**
Деловая репутация дочерних обществ		**160 274.0**	**159 151.0**
Доля меньшинства		**2 457 471.8**	**2 304 398.6**

IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95)	**510**	2 560.0	1 214 932.5
в том числе: кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	0.0	30 140.0
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	2 560.0	1 184 792.5
Прочие долгосрочные обязательства	**520**	806 203.0	242 593.0
ИТОГО по разделу IV	**590**	**808 763.0**	**1 457 525.5**

V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90, 94)	**610**	632 890.0	1 235 952.6
в том числе: кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	511 015.0	1 094 566.6
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	121 875.0	141 386.0
Кредиторская задолженность	**620**	6 267 992.0	5 387 712.1
в том числе: поставщики и подрядчики (60, 76)	621	3 562 394.0	2 817 444.5
векселя к уплате (60)	622	430 448.0	174 881.9
задолженность перед дочерними и зависимыми обществами (78) 79	623	1 562.0	1 830.0

затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	2 178 727.0	2 790 887.8
готовая продукция и товары для перепродажи (16, 40, 41)	214	572 719.0	831 348.1
товары отгруженные (45)	215	48 517.0	302 435.0
расходы будущих периодов (31)	216	20 958.0	445 528.2
прочие запасы и затраты	217	2 333.0	12 042.0
Налог на добавленную стоимость по приобретенным ценностям (19)	**220**	450 941.0	414 938.7
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	**230**	153 416.0	144 184.0
в том числе: покупатели и заказчики (62, 76, 82)	231	148 807.0	134 639.0
векселя к получению (62)	232	0.0	0.0
задолженность дочерних и зависимых обществ (78)	233	0.0	0.0
авансы выданные (61)	234	0.0	0.0
прочие дебиторы	235	4 609.0	9 545.0
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	**240**	2 516 263.0	2 914 188.8
в том числе: покупатели и заказчики (62, 76, 82)	241	1 353 203.0	1 804 260.9
векселя к получению (62)	242	51 018.0	40 100.0
задолженность дочерних и зависимых обществ (78, 79)	243	66.0	2 511.0
задолженность участников (учредителей) по взносам в уставный капитал (75)	244	0.0	0.0
авансы выданные (61)	245	848 972.3	922 441.1
прочие дебиторы	246	263 003.5	144 875.8
Краткосрочные финансовые вложения (56, 58, 82)	**250**	1 665 067.0	1 038 600.4
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	289 165.0	31 584.3
собственные акции, выкупленные у акционеров	252	0.0	0.0
прочие краткосрочные финансовые вложения	253	1 375 901.9	1 007 016.1
Денежные средства	**260**	262 455.0	485 583.5
в том числе: касса (50)	261	1 631.0	1 918.7
расчетные счета (51)	262	182 156.0	209 161.6
валютные счета (52)	263	65 839.0	237 089.2
прочие денежные средства (55, 56, 57)	264	12 829.0	37 414.0
Прочие оборотные активы	**270**	18 911.0	25 253.0
ИТОГО по разделу II	**290**	**9 381 234.0**	**10 955 421.2**
БАЛАНС (сумма строк 190 + 290)	**300**	**15 991 583.6**	**17 533 486.2**

КОНСОЛИДИРОВАННЫЙ БУХГАЛТЕРСКИЙ БАЛАНС

за 2001 год

ОАО Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Единица измерения: тыс. руб.

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	**110**	790 619.0	935 286.7
в том числе: патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	8 156.0	3 491.7
организационные расходы	112		0.0
деловая репутация организации	113	782 351.0	931 682.0
Основные средства (01, 02, 03)	**120**	4 195 551.0	4 168 406.7
в том числе: земельные участки и объекты природопользования здания, машины и оборудование	121	616.0	697.0
здания, машины и оборудование	122	3 989 825.0	4 042 175.7
Незавершенное строительство (07, 08,16, 61)	**130**	488 190.0	562 246.5
Доходные вложения в материальные ценности (03)	**135**	318 282.0	249 963.0
в том числе: имущество для передачи в лизинг	136	318 282.0	249 963.0
имущество, предоставляемое по договору проката	137	0.0	0.0
Долгосрочные финансовые вложения (06,82)	**140**	680 339.6	591 060.1
в том числе: инвестиции в дочерние общества	141	19 381.0	13 108.4
инвестиции в зависимые общества	142	2 248.0	115 963.1
инвестиции в другие организации	143	68 506.0	151 404.6
займы, предоставленные организациям на срок более 12 месяцев	144	191 656.0	112 370.0
прочие долгосрочные финансовые вложения	145	301 482.0	198 214.0
в том числе стоимостная оценка участия головной организации в зависимом обществе (НПО БТ)	146	97 067.0	0.0
Прочие внеоборотные активы	**150**	137 368.0	71 102.0
ИТОГО по разделу I	**190**	**6 610 349.6**	**6 578 065.0**

II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	**210**	4 314 181.0	5 932 672.8
в том числе: сырье, материалы и другие аналогичные ценности (10, 12, 13,16)	211	1 490 918.0	1 537 379.7
животные на выращивании и откорме (11)	212	9.0	13 052.0

Наименование	Место ведения хозяйственной деятельности	Доля ОАО ОМЗ в УК дочернего предприятия
ЗАО «УМЗ-Инжиниринг»	620012, г. Екатеринбург, пл. Первой пятилетки	100%
ЗАО «УМЗ Торговая компания»	г. Екатеринбург, пл. Первой Пятилетки	100%
ЗАО «ТК Ижорские заводы»	г. Санкт- Петербург, Лиговский пр., 29	100%
ОАО НПО «Буровая техника»	г. Москва, Ленинский проспект, д.6.	55.09%
ООО «Объединенные машиностроительные заводы»	196651, г. Санкт-Петербург, Колпино, пр. Ленина, д.1	100%
ООО «ОМЗ-Центр»	103379, г. Москва, Ермолаевский пер., д.25, стр.1	100%
ООО «ОМЗ-Структурное развитие»	620012, г. Екатеринбург, пл. первой Пятилетки	100%
ЗАО «Комплект-Атом-Ижора»	187020, Ленинградская обл., г. Тосно ул. Боярова, д.16	100%
ООО «СофтСистемСервис»	196135, г. Санкт-Петербург, ул. Гастелло, д.20	100%
ОМЗАР	Республика Армения, г. Ереван, ул. Касьяна, 12, 17	100%
United Heavy B.V.	Drentestraat, 24 bg 1083 HK Amsterdam	100%

При составлении консолидированного баланса ОАО Объединенные машиностроительные заводы на 31 декабря 2001 года и консолидированного отчета о прибылях и убытках за 2001 год были приняты следующие допущения:

1. ОАО "Научно-производственное объединение "Буровая техника" включено в консолидированную отчетность полностью с начала года, несмотря на то, что формально контрольный пакет акций был приобретен в апреле 2001г.;
2. Предприятия ООО "Автокомплект", ОАО «Фирма Изотерм», ООО «Строительное производство «Красное Сормово», ЗАО «Уральские товары» учитываются в балансе по стоимости вложения и прибыли отчетного периода в соответствии с долей владения, в отчете о прибылях и убытках – полностью.

В соответствии с изложенными выше принципами и особенностями консолидации составлены консолидированный бухгалтерский баланс и бухгалтерский отчет о прибылях и убытках.

Консолидированная финансовая отчетность ОАО Объединенные машиностроительные заводы

Принципы составления консолидированной бухгалтерской отчетности

Представленная финансовая отчетность ОАО Объединенные машиностроительные заводы является консолидированной, поскольку исключаются все взаиморасчеты и иные финансовые взаимоотношения головной организации и дочерних обществ, а также между дочерними обществами.

Консолидированная бухгалтерская отчетность сформирована в соответствии с правилами составления сводной бухгалтерской отчетности в РФ, предусмотренных Приказом Минфина РФ от 30.12.96 г. № 112.

Консолидации подлежат дочерние общества, оказывающие существенное влияние на формирование представления о деятельности Группы.

Предприятия, не влияющие на имущественное положение корпорации, но позволяющие более точно оценить финансовый результат деятельности Группы за отчетный период, учитываются в консолидированном бухгалтерском балансе по стоимости вложения, а в консолидированный отчет о прибылях и убытках включаются полностью.

Консолидированная отчетность не включает в себя показатели финансово-хозяйственной деятельности дочерних и зависимых обществ, не оказывающих существенного влияния на деятельность Корпорации. Указанные предприятия отражаются в консолидированном балансе в сумме финансовых вложений в дочерние и зависимые общества.

Бухгалтерская отчетность предприятий – нерезидентов Российской Федерации составляется согласно соответствующим стандартам бухгалтерского учета, а при консолидации иностранных компаний финансовые показатели их отчетности трансформируются и пересчитываются в рубли по курсу ЦБ РФ.

Таким образом, консолидированная отчетность включает в себя данные следующих дочерних обществ:

Наименование	Место ведения хозяйственной деятельности	Доля ОАО ОМЗ в УК дочернего предприятия
ОАО «Уральский завод тяжелого машиностроения»	620012, г. Екатеринбург, пл. Первой пятилетки	69.17%
ОАО «Завод сварных машиностроительных конструкций»	624080, Свердловская обл., г. Верхняя Пышма, ул. Парковая, 36	73.62%
ОАО «Ижорские заводы»	Г. Санкт-Петербург, Колпино-1, пр. Ленина, д. 1	75.48%
ЗАО «Уралмаш-сервис»	620012, г.Екатеринбург, ул.Машиностроителей, д.29	100%
ОАО «Завод «Красное Сормово»	603950, г.Н.Новгород, ул.Баррикад, 1	60.74%
ООО «Лизинг оборудования, машин и технологий»	152620, г.Углич, ул.Ярославская, д.50, комн.202	100%
ОАО «Лизинг-центр-инвест»	г.Горно-Алтайск, ул.Социалистическая, д.3	100%

Основные параметры выпусков облигационных займов.

	Облигационный займ серии 01	Облигационный займ серии 02	Облигационный займ серии 03
Номинал одной облигации (руб.)	1 000	1 000	1 000
Количество облигаций в выпуске (шт.)	280 000	390 000	390 000
Дата погашения	02.04.2003	23.02.2004	22.03.2004
Количество купонов	4	5	5
Купонный период	180 дней	180 дней	180 дней
Купонный доход	Постоянный: 18% годовых	Переменный: устанавливается Советом Директоров ОМЗ	
		1-й купон: 20.85% 2-й купон – 20.50%	1-й купон – 20.85% 2-й купон – 20.15%
		Согласно решению Совета Директоров от 03.09.2001 размер процентной ставки по 2-му, 3-му, 4-му и 5-му купонам облигационных займов серии 02 и 03 не может быть ниже 12% годовых	

уровне "ССС+" с прогнозом "Позитивный". Одновременно с этим, Standard and Poor's присвоило ОМЗ кредитный рейтинг эмитента по российской шкале на уровне "ruBB+".

Как сказано в пресс-релизе: «Рейтинги ОМЗ отражают доминирующее положение группы в нескольких сегментах российского рынка машиностроения...»

Продуманная стратегия и динамичное развитие компании, обнадеживающие финансовые результаты – вот слагаемые успеха компании, одним из показателей которого является сравнительная динамика курса акций ОМЗ и индекса РТС за последние полтора года.


500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
UMAS
RTS
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02

Облигационные займы.

В 2001г. Объединенные машиностроительные заводы выпустило три облигационных займа с целью увеличения оборотных средств компании в форме документарных процентных облигаций на предъявителя, размещаемых путем открытой подписки.

Средства, полученные от размещения облигаций, направляются на:

-предоставление коммерческого кредита (в ряде случаев на условиях лизинга) первоклассным покупателям оборудования, производимого ОМЗ;

-покрытие снижения авансов покупателей нефтебурового оборудования;

-увеличение средств, отвлекаемых в авансы для закупок импортных комплектующих и материалов, используемых в производстве, с целью повышения качества и конкурентоспособности производимого ОМЗ оборудования.

Каждые полгода по облигациям выплачивается процентный доход в виде купонов, основная сумма займа (100% от номинала) погашается в конце срока. Кроме того, раз в шесть месяцев выставляются безотзывные оферты, дающие право инвестору досрочно реализовать облигации по оговоренной цене.

Облигации включены в котировальные листы первого уровня ММВБ и допущены к обращению в РТС.

В декабре 2001 года рейтинговым агентством «Standard & Poor's» всем займам был присвоен кредитный рейтинг по российской шкале на уровне ruBB+. Прогноз позитивный.

Эмитент, имеющий рейтинг S&P, получает более широкий выбор на рынках капитала. У него больше альтернатив в источниках финансирования, чем у эмитента, не имеющего рейтинга. Это дает возможность выбирать наиболее эффективные формы заимствования и оптимизировать стоимость их заимствования.

Ценные бумаги

С момента образования ОМЗ было зарегистрировано 5 выпусков акций. Общее количество размещенных обыкновенных акций составляет 35'350'000 шт., привилегированных – 2'750'000 шт. Номинал акций - 0,1 руб. Уставом общества предусмотрено размещение дополнительных акций в количестве 30'000'000 шт.

Структура акционеров ОМЗ


Российские физ.лица 5.0%
Менедж-мент 35.4%
Российские юр.лица 2.4%
Собствен-ные акции в портфеле 11.2%
Иностран-ные инвесторы 45.9%

В соответствии с Уставом ОМЗ дивиденды по привилегированным акциям выплачиваются в размере 12% годовых. В связи с необходимостью реконструкции и развития производства, дивиденды по обыкновенным акциям, по решению общего собрания акционеров не выплачивались.

В 1998г. Объединенные заводы запустили программу депозитарных расписок по правилам Reg.S и 144A, позволившую компании выйти на европейские фондовые рынки.

В январе 2001 г. была запущена программа АДР первого уровня, которая открыла для компании американский организованный внебиржевой рынок. В настоящее время в форме депозитарных расписок находятся более 22% обыкновенных акций ОМЗ.

ADR компании торгуются в Берлине, Мюнхене, Штутгарте и на организованном внебиржевом рынке США. ADR на биржах Германии имеют достаточно высокую ликвидность. Акции компании также допущены к обращению в Российской торговой системе (РТС), тикер – UMAS и Московской Межбанковской Валютной бирже (ММВБ).


UMAS
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
UMAS
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02

Акции выросли с 1.4 долларов в начале 2001 года до 6.30 долларов в мае 2002 года. Капитализация на 3 июня составила 190 млн. долларов США. В декабре 2001 года агентство Standard & Poor's присвоило ОМЗ долгосрочный кредитный рейтинг эмитента по международной шкале на независимыми директорами и отстаивающих принципы открытости. Наличие такого института и его успешная работа необходима для формирования положительного имиджа России в глазах иностранных инвесторов. К.А. Бендукидзе избран Президентом Российского института директоров.

В начале 2002 года менеджмент ОМЗ продемонстрировал один из возможных подходов к избранию независимых директоров. ОМЗ стала первой российской компанией, проведшей конкурсный отбор независимых директоров среди всех желающих, для чего были даны специальные объявления в прессе. Из представленных 35 заявлений кандидатов, отобраны 8 для участия в выборах нового состава Совета директоров.

Взаимодействие с инвесторами

Компания строит свои взаимоотношения с инвесторами на основе принципов максимальной открытости и прозрачности. В 2001 году была номинирована должность Директора по связям с инвесторами. В компании действует программа развития связей с инвесторами, включающая организацию регулярных встреч one-to-one с инвесторами, ежеквартальных встреч с аналитиками инвестиционных банков, в ходе которых менеджеры компании знакомят инвесторов со стратегией развития ОМЗ, финансовыми результатами, инвестиционной программой, а также целях и результатах политики приобретения профильных активов. Нормой для компании стало проведения road show для западных инвесторов, минимум дважды в год. В этом году впервые в истории взаимоотношений с инвесторами, были организованы поездки инвесторов и аналитиков инвестиционных банков на производственные площадки ОМЗ: Уралмаш, Ижорские заводы и Красное Сормово. В результате поездок, инвесторы смогли оценить масштабность производства корпорации.

Опционная программа для менеджеров

В 2001 году впервые в истории компании было положено начало опционной программе, направленной на стимулирование менеджеров высшего и среднего звена. Согласно решению общего собрания от 15 января 1998 года 900 000 акций ОМЗ были зарезервированы для награждения особо отличившихся сотрудников компании. Первые 450 000 акций были распространены среди 22 менеджеров, внесших особый вклад в развитие ОМЗ.

В дальнейшем планируется создать Комитет по вознаграждениям при Совете директоров, в функции которого будет входить определение круга награждаемых, разработка условий опционных договоров, а также выработка требований к менеджерам ОМЗ и оценка эффективности их работы.

Внутренний контроль

Компания уделяет большое внимание внутреннему контролю развития корпоративного управления. Начиная с марта 2001 года, в ОМЗ проводится внутренний аудит на предмет соответствия корпоративного управления компании международным стандартам, а также разрабатываются рекомендации по его улучшению.

Данный процесс становится особенно актуальным в свете принятия Федеральной комиссией по рынку ценных бумаг в апреле 2002 года Кодекса корпоративного управления, являющего российским стандартом корпоративной этики компаний. Многие положения кодекса уже нашли отражение во внутренних документах общества, оставшиеся найдут свое отражение в Уставе ОМЗ, а также в Положении об общем собрании акционеров и Положении об информационной политике, которые будут рассмотрены на ближайшем общем собрании акционеров. В планах компании разработать собственный кодекс корпоративного управления.

В июле 2001 года в ОМЗ назначен корпоративный секретарь. Должность корпоративного секретаря общества предусматривается Уставом ОМЗ, утвержденным в новой редакции общим собранием акционеров в 2001 году. Основной задачей корпоративного секретаря является контроль за соблюдением Обществом, его менеджерами требований законодательства, Устава и иных внутренних документов ОМЗ, с целью наиболее полной реализации прав и законных интересов как акционеров Общества, так и самого Общества

В целях развития внутреннего контроля в ближайший год планируется создать Комитет по аудиту при Совете директоров. В его функции будет входить выработка рекомендаций по назначению независимых аудиторов общества, предварительная оценка целесообразности приобретения или продажи активов общества с точки зрения соответствия данных действий стратегии ОМЗ.

Участие ОМЗ в становлении принципов корпоративного управления в России

ОМЗ – общественно ориентированная компания, заинтересованная в развитии фондового рынка, привлечении инвесторов и соблюдении корпоративной этики в России. Менеджмент ОМЗ активно участвовал в парламентских слушаниях, конференциях и семинарах, посвященных обсуждению и разработке Кодекса корпоративного управления, а также в иных мероприятиях, целью проведения которых является формирование адекватного отношения иностранных компаний к российским эмитентам.

Понимая необходимость профессиональных независимых директоров в российских компаниях, ОМЗ выступило соучредителем Российского института директоров, созданного по инициативе ФКЦБ России и Института развития фондового рынка и управления. Целью этой организации является формирование специальной прослойки менеджеров, работающих

Корпоративное управление

Принципы корпоративного управления

Развитие взаимоотношений с акционерами и потенциальными инвесторами, построенных на принципах эффективного корпоративного управления, является важнейшей задачей ОМЗ.

Стратегия развития эффективного корпоративного управления в корпорации основана на принципах:

- информационной открытости и прозрачности;
- соблюдения интересов всех групп акционеров;
- соблюдения прав акционеров, предоставленных им Уставом Общества и законодательством;
- соблюдения деловой этики при ведении бизнеса;
- добросовестности действий менеджмента в интересах Общества и акционеров.

Совет Директоров

Совет Директоров компании играет центральную роль в управлении и повышении стоимости акционерного капитала. В 2001 году его заседания проходили по мере необходимости, но не реже двух раз в месяц. Совет директоров состоит из семи членов, в том числе два независимых директора.

Независимые члены вошли в Совет директоров в результате голосования 22% пакетом акций ОМЗ, переданным для голосования Ассоциации по защите прав инвесторов. Данные акции находятся в форме ADR, в случае если владельцы ADR не голосуют, право голоса передается менеджменту компании или любому указанному компанией лицу (в соответствии с депозитарным договором между банком депозитарием Bank of New York и ОМЗ). В целях максимального представления интересов инвесторов, Совет директоров компании принял решение передать право голоса организации, объединяющей крупные инвестиционные институты в России.

Независимые директора, избранные в состав Совета, отвечают требованиям, предъявляемым к независимым директорам, утвержденным акционерами ОМЗ. Данные требования изложены во внутреннем документе общества – Положении о Совете директоров.

Вознаграждение членов Совета директоров

В июне 2001 года на общем собрании акционеров были одобрены принципы вознаграждения членов Совета директоров. Вознаграждение членов Совета директоров зависит от рыночной цены акций ОМЗ, сложившейся на конец срока действия полномочий Совета. Мы считаем, что зависимость вознаграждения от цены акций ОМЗ дает дополнительный стимул работе и вкладу каждого члена, способствуя стратегической цели ОМЗ – повышению стоимости компании.

Годовое денежное вознаграждение члена Совета директоров приравнено к рыночной стоимости 1200 акций ОМЗ. Кроме того с каждым членом Совета заключен опционный договор, согласно которому член совета директоров через 1,5 года после избрания сможет купить 1000 акций ОМЗ по цене, сложившейся на дату его избрания или получить разницу в стоимости акций на дату подписания и исполнения договора.

Реструктуризация кредиторской задолженности.

На предприятиях корпорации с 1999 по 2002 годы шел процесс урегулирования просроченной налоговой задолженности (накопленной ранее вследствие большой доли бартерных расчетов, высоких ставок и плохой конъюнктуры). В 2002 году ожидается реструктуризация задолженности перед дорожными фондами. После этого процесс реструктуризации можно будет считать законченным.

Предприятия своевременно выполняют платежи в соответствии с графиком реструктуризации.

В соответствии с условиями реструктуризации большая часть штрафов и пеней будет списана.

Из состава ОАО «Ижорские заводы» выделены три предприятия, им оформлены в аренду производственные площади и основные фонды, подписаны необходимые договоры.

- ООО «Общепит». Основными видами деятельности являются производство и продажа обедов, кондитерских и кулинарных изделий и полуфабрикатов, организация работы столовых и магазинов на территории ОАО «Ижорские заводы».
- ООО «Ремстрой». Основными видами деятельности являются выполнение отделочных, общестроительных и столярно-плотницких работ, оказание ремонтно-эксплуатационных услуг, выполнение иных хозяйственных работ.
- ООО «Бытовик». Основными видами деятельности являются оказание услуг по стирке, по химической чистке, по пошиву и ремонту обуви, ремонт мягкой мебели, реализация продукции собственного производства.

Объекты социальной сферы

ОАО «Уралмаш»

Гостиница «Мадрид» выделена в дочернее общество ОАО «Уралмаш»; 12 общежитий переданы государству; ЗОУ «Солнечное» и «Ягодное», пансионат «Балтым», УГК «Балтым-3», профилакторий «Светлый» переданы в качестве взноса в уставный капитал ООО «ОМЗ-Центр».

ОАО «Ижорские заводы»

Имущество СОБ «Гвардейское» и ДСОЛ «Серово» передано в качестве взноса в уставный капитал ООО «ОМЗ-Центр».

Ряд ранее выделенных объектов в 2001 году был продан, в том числе: Трубное производство (С.Петербург), Колбасная фабрика (Екатеринбург), три объекта недвижимости ОАО «Ижорские заводы», цех ЗСМК (В.Пышма), а также следующие объекты ОАО «Ижорские заводы»: Детский спортивно-оздоровительный комплекс «Ижорец», Дворец культуры и техники «Ижорский», Спортивно-оздоровительный комплекс «Ижора».

Доход от продажи вышеуказанных объектов составил около 12 млн. долларов.

В 2002 году процесс реструктуризации продолжился.

Реструктуризация

Утрата в среднесрочной перспективе преимуществ перед западными компаниями в виде относительной дешевизны энергоносителей и трудовых ресурсов, усиление конкуренции заставляет все большее внимание уделять снижению издержек. Эта причина подвигла корпорацию начать процесс реструктуризации своих подразделений.

В 2001 году процесс реструктуризации в корпорации проводился в трех направлениях:

- Основной бизнес;
- Вспомогательные производства;
- Объекты социальной сферы.

Основной бизнес

Реструктуризация основного бизнеса шла по пути консолидации одинаковых бизнес процессов различных подразделений корпорации.

В целях консолидации усилий в сфере продаж и маркетинга в 2001 году была создана Объединенная дирекция продаж. Дирекция сосредоточила свои усилия на инжиниринге и продажах бурового, горного и металлургического оборудования, а также металлургических полуфабрикатов. Объединенная дирекция продаж отвечает за:

- единую маркетинговую политику;
- продажи и координацию между продуктовыми направлениями;
- исследования и инжиниринг;
- размещение заказов, как на предприятиях корпорации, так и на других предприятиях;
- создание дистрибьюторской сети.

Следует также отметить подготовку к созданию объединенного металлургического завода – ОМЗ-Спецсталь - на базе металлургических производств Уралмаша и Ижорских заводов.

Вспомогательные производства

Крупнейшие реструктурированные объекты 2001 года:

В 2001 году была образована «Объединенная бухгалтерская компания» с целью оказания бухгалтерских услуг предприятиям корпорации.

Типография

Оформлен благотворительный взнос Екатеринбургской Епархии имуществом типографии ОАО «Уралмаш» (60 тыс.руб.). Помещения площадью 1790.4 кв.м. переданы Епархии в аренду, годовая сумма арендной платы составляет 750 т.р., заключен договор на оплату тепло–энергоресурсов (ТЭР).

Тепличное хозяйство

В декабре из состава ОАО «Уралмаш» было выделено тепличное хозяйство. Чистые убытки от его содержания составляли 5 млн.руб. в год. Хозяйство также было передано Епархии. Торжественная передача была приурочена к Рождеству 07.01.2002.

Из состава ОАО «Уралмаш» выделены два предприятия, им оформлены в аренду производственные площади и основные фонды, подписаны необходимые договоры.

- ООО «РегионСтройМонтаж» с 01.12.2001, бывший строительно-монтажный цех №261. Сокращено 16,7 % работников (с 90 до 75). По итогам первого квартала 2002 г. получена прибыль.
- ООО «УралТЭП-2001», с 10.12.2001, бывшее автотранспортное предприятие. Штат сокращен на 10 % (с 350 до 316 работников). В первом квартале 2001г. получена прибыль 397 тыс.руб.

Непосредственное управление развитием человеческих ресурсов корпорации осуществляет Дирекция по персоналу. Основными направлениями работы в этой области являются:

- **Лидерство** Работа с персоналом ведётся с общей целью — обеспечить лидирующее положение ОМЗ по отношению к конкурентам.
- **Развитие** Управляемое и непрерывное качественное развитие человеческих ресурсов корпорации представляет собой стратегическую основу обеспечения её лидерства.
- **Сотрудничество** Управление человеческими ресурсами корпорации ориентировано на партнёрские взаимоотношения между руководителями и подчинёнными для достижения целей их профессиональной деятельности, активное участие всего персонала в осуществлении развития корпорации, поощрение инициативы, самообразования.

В 2001 г. ОМЗ интенсивно развивается, в связи с чем особое значение придаётся адаптации вновь принимаемого персонала. На предприятиях корпорации действуют специальные программы стажировок для рабочих, специалистов и линейных руководителей, обеспечивающие полноценное и быстрое восприятие организационной культуры новыми сотрудниками.

Всего по разным программам обучение, образование и переподготовку в 2001 г. прошли свыше 19 тысяч сотрудников корпорации, что превышает 46% от численности всего персонала. Из них более 10,5 тысяч — рабочие (39% от всей численности рабочих) и более 8,5 тысяч — руководители и специалисты (71% от всей численности руководителей и специалистов).

ОМЗ проведены переговоры с профильными учебными заведениями о подготовке молодых рабочих и технических специалистов, в соответствии с которыми проведены целевые наборы учащихся. Заключены договоры с ВУЗами о подготовке специалистов с высшим образованием. Учащимся выплачиваются стипендии, им предоставлена возможность прохождения производственной практики на предприятиях ОМЗ.

Кадровая и социальная политики

В 2001 году произошло увеличение численности персонала за счет присоединения Красного Сормово и НПО Буровая техника.

Среднегодовая численность персонала	1999	2000	2001
Рабочие	21 831	23 243	27 828
Руководители	4 184	4 105	5 127
Специалисты	6 280	6 637	8 812
Всего:	**32 908**	**34 600**	**42 825**

В настоящее время после присоединения Нижегородского теплохода, Коралла и др. предприятий в ОМЗ работает более 43 тысяч человек.

В среднем за два года средняя заработная плата выросла более чем вдвое. Наибольшими темпами росла зарплата специалистов и высококвалифицированных рабочих, вопрос о необходимости удержать которых на предприятиях, стоял особенно остро.

Начиная с 1999 года, в связи с ростом объемов заказов, ОМЗ столкнулись с проблемой острой нехватки квалифицированных кадров. Необходимо было не только не растерять, но и дополнительно привлечь трудовые ресурсы в количестве, необходимом для выполнения производственной программы.

Средняя заработная плата, тыс.руб.	1999	2000	2001
Рабочие	1.5	2.2	3.2
Руководители	3.2	4.9	6.0
Специалисты	1.7	3.1	4.1
Всего:	**1.8**	**2.7**	**3.7**

Темпы роста средней заработной платы персонала производственных предприятий ОМЗ.

	2000/1999	2001/2000	2001/1999
Рабочие	144%	146%	210%
Руководители	153%	123%	189%
Специалисты	177%	133%	235%
Всего:	**151%**	**138%**	**208%**

В связи с невозможностью покрыть дефицит в кадрах, предприятия ОМЗ вынуждены были обратиться к рынкам труда стран ближнего зарубежья. Это вынужденная и временная мера, без которой обойтись было невозможно.

Учитывая тенденции развития демографической ситуации, а также ситуацию на рынке трудовых ресурсов, в рамках реализации кадровой стратегии, особая ставка была сделана на молодежь, как практически единственно перспективный источник пополнения предприятий трудовыми ресурсами с внутреннего рынка.

Кадровая политика ОМЗ строится на принципах *активности*, *рациональности* и *открытости*. Такое принципиальное основание придаёт организационной структуре корпорации следующие существенные свойства:

- Возможность реализации внутри корпорации гибкой стратегии управления Человеческими Ресурсами в направлениях Лидерства, Развития и Сотрудничества.
- Прозрачность структуры рабочих мест корпорации для потенциальных сотрудников на любом структурном уровне.
- Осуществление постоянной ротации состава исполнителей, которое зависит от перехода корпорации с одной стадии развития на другую и позволяет выстраивать долгосрочные траектории карьеры для сотрудников.

- Организация участка дифференцированной термообработки опорных валков на установке «Старт» (92,5 млн. руб., ОАО «Уралмаш»);
- Модернизация участка для термообработки заготовок винтовых забойных двигателей (8 млн. руб., ОАО НПО «Буровая техника»);
- Приобретение, монтаж и внедрение машины газотермической резки модели «Suprarex» фирмы «ESAB» (8,5 млн. руб., ОАО «Уралмаш»);
- Внедрение программно-технического комплекса «Спецификация» (6,5 млн. руб., ОАО «Уралмаш»);
- Создание системы автоматического проектирования «Сапр-Технолог» (85 млн. руб., ОАО «Уралмаш»);
- Внедрение системы автоматического проектирования «Форан» (15 млн. руб., ОАО «Завод «Красное Сормово»);
- Внедрение корпоративной интегрированной системы управления на основе R3 SAP (9,1 млн. руб., ОАО «Ижорские заводы»);
- Переход на газовое отопление с применением инфракрасных излучателей фирмы «Гогаз» (27, 6 млн. руб., ОАО «Уралмаш»);
- Внедрение автоматизированной системы коммерческого учета электроэнергии (15,1 млн. руб., ОАО «Ижорские заводы»);
- Ввод в строй очистных сооружений на насосной станции № 8 (6,4 млн. руб., ОАО «Ижорские заводы»);
- Внедрение автоматизированной системы учета электроэнергии (1 млн. руб., ОАО «Завод «Красное Сормово»);
- Внедрение и отработка пневмогидравлической системы «Выброс» на принципиально новой элементной базе (1,5 млн. руб., ОАО «Завод «Красное Сормово»).

Экология

Большое внимание в компании уделяется экологическим проблемам. Так в процессе модернизации и реконструкции производства удается успешно решать экологические задачи.

В 2001 году в проведена реконструкция газоочистных установок, степень очистки с 90% доведена до 99%. Закончить реконструкцию планируется в 2002 году.

В процессе реконструкции сталеплавильного производства ОМЗ, переходе на более экономичный и высокотехнологичный комплекс: «электропечь – печь-ковш», были закрыты мартеновские печи. После закрытия только одного кислого мартена на Уралмаше, заводские выбросы вредных веществ сократились на 30%, что положительно скажется на экологической ситуации в Екатеринбурге. Ежегодные выбросы в атмосферу закрытого кислого мартена составляли:

35200 тонн углекислого газа,

400 тонн пыли,

108 тонн оксидов азота.

В 2002 году планируется ввод в строй очистных сооружений на насосной станции № 8 (6,4 млн. руб., ОАО «Ижорские заводы»).

«Альфа-банка» является «зеркальная» кредитная линия, открытая чешским «Коммерчни банка» под гарантии чешского государственного страхового агентства «ЕГАП». Получение первого транша запланировано на второй квартал 2002 года, погашение обязательств будет происходить до 2006 года.

В феврале 2002 года ОАО «Уралмаш» подписал с КБ «Уралтрансбанк» соглашение об открытии долгосрочной кредитной линии на сумму 900 тысяч евро для приобретения и монтажа линии очистки и грунтовки фирмы Гутман (Германия). Для КБ «Уралтрансбанк» источником является «зеркальная» кредитная линия, открытая немецким «Дрезднер Банк» под гарантии страхового агентства «Гермес». Получение первого транша запланировано на 2003 год, погашение обязательств будет происходить до 2006 года.

Использование данной схемы финансирования инвестиционных проектов корпорации за счет средств западных банков позволяет привлекать долгосрочные и достаточно дешевые кредитные ресурсы для их реализации.

Кроме того, в 2001 году был заключен ряд крупных контрактов на приобретение и модернизацию механообрабатывающих станков. При этом расчеты по данным контрактам построены с использованием непокрытых и подтвержденных западными банками аккредитивов, что позволило обеспечить рассрочку платежей за поставляемое и модернизируемое оборудование.

Одновременно проводилась работа с крупнейшими российскими коммерческими банками по привлечению долгосрочных источников финансирования для проектов, реализация которых намечена на 2002 год.

Приоритетными направлениями инвестиций в 2002 году являются:

- ✓ Приобретение и модернизация оборудования для реализации новых технологий;
- ✓ Реализация программы энергосбережения;
- ✓ Внедрение информационных технологий.

В рамках реализации стратегии развития корпорации в 2002 начнется / продолжится работа по следующим проектам (в скобках указана общая стоимость каждого проекта за весь срок его реализации):

- Реализация первого этапа технического перевооружения производства оборудования для атомных реакторов на ОАО «Ижорские заводы» (81 млн. руб., ОАО «Ижорские заводы»);
- Модернизация двух вальцешлифовальных станков фирмы «Waldrich Siegen» (87,4 млн. руб., ОАО «Уралмаш»);
- Монтаж и внедрение двух станков фирмы «Геркулес» (103 млн. руб., ОАО «Уралмаш»);
- Модернизация 2-х колонкового горизонтально-расточного станка производства «Шкода» и трех токарно-винторезных станков с ЧПУ «Pittler» (106,9 млн. руб., ОАО «Уралмаш»);
- Введение в эксплуатацию механосборочного цеха по производству винтовых забойных двигателей и оборудования для их ремонта (60 млн. руб., ОАО НПО «Буровая техника»);
- Приобретение и монтаж линии очистки и грунтовки листового и профильного металлопроката фирмы Гутман (43,8 млн. руб., ОАО «Уралмаш»);
- Приобретение двух станков для нарезки зубьев роторов (11 млн. руб., ОАО НПО «Буровая техника»);
- Замена изношенного оборудования и модернизация уникального станочного парка (6,0 млн. руб., ОАО «Завод «Красное Сормово»);
- Оснащение сварочного производства 30 единицами сварочного оборудования (3,2 млн. руб., ОАО «Завод «Красное Сормово»);

Инвестиционная деятельность

В 2001 году общий объем инвестиций корпорации в техническое перевооружение и модернизацию, информационные технологии и ремонты всех видов составил 1.35 млрд.рублей, увеличившись по сравнению с 2000 годом на 60%. Это более 13% объема продаж.

Тыс. руб.	2 000	2 001	2001/2000, %
Техническое перевооружение и модернизация	288 332	656 481	228%
Информационные технологии	92 976	118 251	127%
Ремонты всех видов	458 896	572 617	125%
ИТОГО	840 204	1 347 349	160%

Объемы вложений в техническое перевооружение и модернизацию выросли более чем в два раза. Необходимость столь кардинального роста инвестиций – существенное повышение качества выпускаемой продукции.

В корпорации в 2001 году продолжился процесс обновления основных производственных фондов. В соответствии со стратегией развития корпорации приоритетными направлениями инвестиций являются: модернизация действующих мощностей, внедрение новых технологий, автоматизация производственных процессов.

Среди существенных проектов инвестиций в техническое перевооружение, реализованных в 2001 году, стоит назвать:

Запуск в работу участка внепечной обработки стали на базе установки «Печь-ковш» (в 2001 году освоено на 130 млн. руб., ОАО «Уралмаш»);

Модернизация сталеплавильных мощностей: электропечи ДСП-50 и установки внепечного рафинирования стали – УВРВ-2 (81 млн. руб., ОАО «Ижорские заводы»);

Строительство участка отпускных колпаковых печей (15.5 млн. руб., ОАО «Уралмаш»);

Строительство участка по выплавке спецчугуна (12 млн. руб., ОАО «Уралмаш»);

- Приобретение и модернизация 46 механообрабатывающих (обдирочно-шлифовальных, вертикально-фрезерных, токарно-винторезных, радиально-сверлильных и карусельных) станков (15 млн. руб., ОАО «Уралмаш»);
- Модернизация уникального металлообрабатывающего станка «Тошиба» (22 млн. руб., ОАО «Ижорские заводы»);
- Реконструкция бетатронной камеры (16 млн. руб., ОАО «Уралмаш»);
- Модернизация оборудования по производству винтовых забойных двигателей (29 млн. руб., ОАО НПО «Буровая техника»);
- Приобретение и внедрение современного дробеструйного и окрасочного оборудования (6,7 млн. руб., ОАО «Завод «Красное Сормово»);
- Создание системы автоматизации и проектирования в инженерном центре (3,0 млн. руб., ОАО «Завод «Красное Сормово»);
- Организация участка изготовления циркуляционных систем буровых установок с нанесением пенополиуритана (3,2 млн. руб., ОАО «Завод «Красное Сормово»)

Основными источниками финансирования технического развития в 2001 году являлись собственные средства. В то же время в августе 2001 года ОАО «Уралмаш» подписал с КБ «Альфа-банк» соглашение об открытии долгосрочной кредитной линии на сумму 2,5 млн. долларов США для финансирования проекта модернизации пяти уникальных механообрабатывающих станков чешской компанией «Алта». Источником средств для экскаваторов, по дроблению материала в слое, испытания станка шарошечного бурения СБШ 270ИЗ. Начался процесс доводочных работ и внедрения гидравлического экскаватора ЭГ 5,5.

Перспективные направления НИОКР

В области нефтегазового оборудования будут продолжаться НИОКР связанные с созданием морских буровых платформ и соответствующего бурового оборудования и технологий. В частности будет выполнен проект морской буровой установки для Приразломного месторождения с новой конструкцией вышки и бурового насоса УНБТ 1500. Продолжится совершенствование отдельных важнейших узлов буровых установок, таких как лебедка, привод насоса, будет внедряться система верхнего привода бурильной колонны с силовым вертлюгом. Продолжатся работы по созданию буровых установок с использованием гибкой трубы (колтюбинг), что позволит занять выгодные позиции на рынке ремонта скважин, а затем и выполнения специальных буровых работ. Повысится доля мобильных наземных буровых установок за счет создания новой конструкции мобильной установки с допускаемой нагрузкой на крюке 125т, а также буровой установки с нагрузкой на крюке 175т, перемещаемой с помощью вертолета. Продолжится совершенствование технологических процессов бурения скважин и боковых стволов, в т.ч. в осложненных условиях и для вскрытия продуктовых пластов с низким давлением на депрессии. Будут создаваться новые, и совершенствоваться действующие буровые инструменты. Особое внимание будет уделено комплексной автоматизации управления буровой установкой с системой контроля технологических процессов бурения.

В области горного оборудования перспективными определены НИОКР в области создания карьерных экскаваторов большой единичной мощности с объемом ковша 30 куб.м. Продолжится пополнение модельного ряда драглайнов созданием проекта машины ЭШ 30.110. С учетом опыта создания и внедрения гидравлических экскаваторов ЭГО-4А и ЭГ5,5 будет спроектирована гидравлическая машина ЭГО 150 (с ковшом 6-9 куб.м). Продолжится совершенствование дробильно-размольного оборудования, и будут освоены крупные типоразмеры мельниц. Расширится типоразмерный ряд буровых станков для горных предприятий. Будут внедрены новые системы электроприводов и системы автоматизации процессов.

В области металлургического оборудования интересными направлениями будут создание оборудования литейно-прокатного комплекса для производства сортового проката, исследования и создание оборудования для экологически безопасной и эффективной системы безкислотной очистки горячекатаного металла от окалины. Продолжится совершенствование узлов МНЛЗ и прокатного оборудования, а также комплексных систем автоматизации процессов. Интересным направлением будет создание виртуальных моделей процессов и машин для расчета и оптимизации основных параметров металлургических машин и обучения персонала.

В области атомного машиностроения принципиально важными будут работы по созданию нового атомного реактора ВВЭР-1500 и разработка специальных контейнеров и систем для хранения и транспортировки отработанного ядерного топлива.

Будут продолжены работы по совершенствованию технологических процессов на производственных предприятиях Корпорации, в особенности в части создания материалов и технологических процессов для атомного машиностроения, прокатных валков, заготовок для энергетического машиностроения.

Качество

В течение 2001 года на предприятиях корпорации действовали сертифицированные системы качества на основные виды продукции. Системы качества были сертифицированы известнейшими организациями:

BVQI (Бюро Веритас), API (Американский нефтяной институт), DVS (Немецкий союз сварщиков), LRQI (Ллойд регистр), Морской регистр.

В декабре 2001 года в ОМЗ была создана дирекция по качеству. Её целью является координация вопросов в области качества и стандартизации.

В настоящее время действие сертификатов качества продлено по 2003 год. В течение 2002-03 годов предстоит разработать и сертифицировать новые системы качества согласно требованиям международного стандарта ISO 9001:2000.

НИОКР

В ОМЗ была создана дирекция по НИОКР. Её целью является координация технологических научно-исследовательских работ, возникающих в процессе разработки новой и совершенствования существующей продукции.

Компания обладает сильной командой конструкторов и технологов численностью около 3800 человек. Из них около трети – специалисты в области судостроения.

Компания видит своей стратегической целью развитие новых технологий, без которых невозможно продвижение продукции на рынке, активно вкладывает ресурсы в развитие информационных технологий, ведется унификация технологических стандартов в рамках корпорации.

Затраты на конструкторские работы для создания новой и совершенствование производимой продукции составили в 2001 году 15 млн.долларов, в том числе НИОКР за счет собственных средств - 1 млн.долларов.

В 2001 году продолжена работа по оснащению конструкторских бюро компании системами CAD-CAM на основе программных продуктов Unigraphics и AutoCAD, которые используются ведущими машиностроительными компаниями мира. Если до недавнего времени использовалось около ста лицензий AutoCAD, то теперь их число превышает тысячу. Это позволило оснастить практически всех конструкторов Компании современными лицензионными средствами компьютерного проектирования. Это позволяет более чем вдвое сократить сроки разработки конструкторской документации на новые машины и заметно улучшить их качество. Рабочие места на базе современных компьютеров установлены в конструкторских подразделениях, разрабатывающих прокатное, горное и нефтедобывающее оборудование.

В области нефтегазового оборудования продолжились работы по созданию оборудования для морского бурения, в т.ч. разработан проект морской башенной вышки из открытого профиля пригодного для химического цинкования. Продолжились работы по совершенствованию технологии бурения и соответствующего бурового инструмента.

В области металлургического оборудования завершена разработка ряда новых узлов и систем управления для уникальной слябовой МНЛЗ №3 ОАО «ММК» и начат процесс их внедрения. Разработан проект сортовой МНЛЗ для создаваемого литейно-прокатного комплекса для получения сортового проката. Усовершенствован ряд принципиальных узлов для агломерационных машин малой мощности.

В области горного оборудования выполнены эскизные проекты драглайна ЭШ 30.110 и карьерного экскаватора ЭКГ 9УФ с удлиненным рабочим оборудованием, а также дробилки для сверхтонкого дробления КМД 2200Т3. Проведены исследовательские работы по локальным автоматизированным системам управления в копающих приводах гусеничных

Необходимо прежде всего отметить заметное падение цен на мировом рынке металлопродукции (до 25-30%), уменьшение объемов экспорта, неадекватный рост тарифов и услуг естественных монополий (их доля в себестоимости металлопродукции в 2001 г. достигла 36%).

Это заставило руководство Корпорации принять в конце 2001 г. принципиально важные решения, определяющие дальнейшую стратегию развития металлургического производства: выделение единого металлургического завода как отдельного юридического лица и закрытие мартеновского производства стали. Главной целью выделения является снижение себестоимости основной машиностроительной продукции Корпорации и извлечение дополнительной прибыли за счет повышения прозрачности финансовых потоков, оптимизации затрат металлургического передела, рациональной специализации производственных площадок метзавода. Это позволит заметно укрепить позиции на рынке металлопродукции, повысить гибкость и мобильность металлургического производства по отношению к перспективным требованиям рынка и своего машиностроительного комплекса, высвободить излишние площади и производственные мощности (до 30-40%), повысить производительность за счет совершенствования системы управления и сокращения избыточной численности работающих.

Закрытие мартеновских печей и переход целиком на производство стали в электропечах позволит не только значительно снизить себестоимость металла (20-30$ на тонну), но и заметно повысить его качество, а также существенно улучшить экологическую обстановку, повысить привлекательность и престижность работы на металлургическом заводе.

Металлургические полуфабрикаты из спецсталей

Металлургический комплекс ОМЗ производит поковки (весом до 265 тонн), штамповки, отливки из стали(весом до 165 тонн), чугуна и цветных металлов, слитки (весом до 420 тонн), горячекатаные листы и плиты (в том числе двухслойные и трехслойные).

Компания специализируется на производстве сталей: углеродистых, легированных, нержавеющих, со специальными свойствами – высокопрочных конструкционных, коррозионно- и радиационно-стойких, высоколегированных, жаропрочных, немагнитных, криогенностойких (всего более 150 марок по российским и международным стандартам).

Кованые изделия – одна из сильных позиций металлургической программы корпорации. ОМЗ является единственной российской компанией, способной производить цельнокованые заготовки роторов паровых турбин и турбогенераторов мощностью до 1200 МВт.

Значительная доля сверхкрупных слитков, поковок и отливок производится для внутреннего потребления при изготовлении следующих видов продукции: оборудования для АЭС, металлургического оборудования, горного оборудования, бурового оборудования.

Объем продаж металлургических полуфабрикатов в 2001 году уменьшился на 3% и составил 1.7 млрд.рублей, экспорт уменьшился на 43% и составил 170 млн.рублей. Доля экспорта в продажах составила 11%. Снижение объема продаж в большой степени объясняется ростом внутреннего потребления металла и реконструкцией металлургического производства. Маржинальный доход составил 277 млн.рублей, операционная прибыль – 23 млн.рублей.

Основными отечественными потребителями металлургической продукции ОМЗ являются Адмиралтейские верфи, Волжский трубный завод, ВСМПО, ЗИО-Подольск, Интератомальянс, Ленинградский металлический завод, Энергомашкорпорация.

Более 90% экспорта металлургических полуфабрикатов пришлась на страны Европы.



Объем продаж, млн.руб.


2000
1500
1000
500
0
1999
2000
2001

Экспорт, млн.руб.


400
300
200
100
0
1999
2000
2001

География экспорта


2%
5%
1%
92%
СНГ
Азия
Европа
Америка

Металлургический комплекс Корпорации занимает одно из ведущих мест в мире по производству: поковок, отливок, двух- и трехслойных листов и плит из специальных сталей и сплавов, кокилей, бандажных колец и др. Эта продукция не присуща заводам большой металлургии. Вместе с тем, ситуация в этой отрасли накладывает существенный отпечаток на положение дел и перспективные задачи, стоящие перед нашим металлургическим комплексом.

- ВО «Тяжпромэкспорт» Индия: Оборудование ПРМ-700.
- АООТ «ИСПАТ-КАРМЕТ»:Оборудование участка дисковых ножниц АПРУ-1700.
- ОАО ГЗОЦМ «Сплав» г. Гай: Оборудование роликового стола и гильотинных ножниц. Стан "Кварто-400" (Шкода).
- ОАО «ММК»: Оборудование для реконструкции МНЛЗ №2,3. Оборудование АКМ-90/180.

Основные усилия заказчиков в условиях неблагоприятной рыночной конъюнктуры направлены на повышение качества выпускаемой продукции и снижение фондо- и материалоёмкости продукции, что повышает требования заказчиков к оборудованию и технологиям производства. С целью удовлетворения этих требований в 2001 году разрабатывались 5 инновационных тем:

- «Исследование сопротивления деформации углеродистой и легированных сталей на пластометре и установке "ГОПКИНСОНА" к режимам горячей правки и холодной прокатки». Результаты исследования использованы при проектировании оборудования для ОАО "ММК".
- «Разработка пакета пользовательских программ подготовки данных для проектирования гидроприводов насосно-аккумуляторных станций». Результаты внедрены в проектируемой насосно-аккумуляторной станции агрегата продольной резки для ОАО «НОСТА», ОАО «ММК».
- «Экспериментальные исследования эффективности процесса правки нагартованной холоднокатаной полосы электротехнической стали методом знакопеременного изгиба с растяжением с целью проектирования нового оборудования для ЦХП». Результаты работы использованы при проектировании и изготовлении оборудования машины правки полосы для ОАО"ММК", заказ № 284809-027.
- «Исследование и выбор рациональных параметров оборудования с использованием САПР». С использованием разработанной САПР МНЛЗ осуществляются сравнительные расчетно-теоретические исследования параметров проектируемых и созданных МНЛЗ, систематизируется опыт проектных разработок в виде банка данных в персональных компьютерах, в виде руководящих материалов выдаются рекомендации по выбору рациональных параметров отдельных видов оборудования МНЛЗ. Результаты исследования использованы при проектировании МНЛЗ для ОАО «ММК».
- «Разработка технической документации на опытно-промышленный образец чашевого окомкователя». В конструкции чашевого окомкователя применены современные технические решения, упрощающие обслуживание окомкователя при эксплуатации и повышающие его надежность. Разработанные технические решения применены в окомкователях ОЧ-7500, которые изготовлены и отправлены заказчику - Лебединскому ГОКу.

Металлургическое оборудование



ОМЗ осуществляет проектирование, производство, продажу и сервисное обслуживание металлургического оборудования:

- машины непрерывного литья заготовок (МНЛЗ)
- оборудование прокатных станов
- кузнечно-прессовое оборудование
- доменное оборудование

Со второй половины 2001 года в мире наблюдается общий спад спроса на металлургическое оборудование. Спад спроса определяется состоянием металлургии, потребляющей это оборудование, которая испытывает в настоящее время кризис, связанный с избытком мощностей и предложения стальной продукции относительно существующего объёма потребления.

Объем продаж оборудования в 2001 году уменьшился на 9% и составил 1,3 млрд.рублей, экспорт снизился на 27% и составил 121 млн.рублей. Маржинальный доход составил 419 млн.рублей, операционная прибыль – 178 млн.рублей.

Объем продаж, млн. руб.


1500
1000
500
0
1999
2000
2001

Основными отечественными потребителями металлургического оборудования являются крупнейшие металлургические компании: Северсталь, ММК, НЛМК, НТМК.

Примерно половина экспорта оборудования пришлась на страны Азии – Индию, Пакистан. Примерно по четверти на СНГ (Казахстан) и Европу (Чехия, Болгария).

Экспорт, млн. руб.


200
150
100
50
0
1999
2000
2001

В 2001г. фирма провела ряд презентаций выпускаемого оборудования, в том числе:

- презентация совместного предложения ОМЗ, фирмы «Siemens» и фирмы «SMS-Demag» на реконструкцию 5-ти клетьевого стана «1700» холодной прокатки АООТ "Испат-Кармет" с переводом его на бесконечный режим прокатки
- 27 июня 2001г. на ОАО «Северсталь» прошла защита ТКП на реконструкцию «Стана-350». Впервые основные положения предлагаемой технологии прокатки были иллюстрированы на основе моделирования и компьютерной визуализации.

География экспорта


26%
29%
45%
СНГ
Азия
Европа

В 2001 г. конструкторскими отделениями фирмы разработаны проекты:

- ОАО «Северсталь»: Оборудование горизонтального пресса усилием 450 т.с.
- ОАО «Чепецкий метзавод» г. Глазов: Оборудование пресса усилием 6000 т.с.

дробилки КМД–2200 Т5 – (для сверхтонкого дробления в трехстадиальных схемах) на ОАО «Апатит»

- Изготовление, монтаж и пуск в эксплуатацию головных образцов дробилок КСД–2200 Гр–ДА, КМД–2200 Т4–Д (для переработки особо прочных материалов) на ОАО «Карельский Окатыш»
- ОМЗ заключили долгосрочное соглашение со Стойленским ГОКом на поставку горного оборудования на 2001-2005 гг. В соответствии с условиями соглашения в 2002-2003 гг. Стойленский ГОК при помощи ОМЗ проведет модернизацию парка конусных дробилок (15 штук) и внедрение системы автоматизации с целью оптимизации технологии дробления. Планируются также поставки на Стойленский ГОК экскаваторов тяжелого типа ЭКГ-12 (размер ковша 12 м3).
- ОМЗ совместно с компанией ITOCHU CORPORATION (Япония) выиграли тендер на поставку шагающего экскаватора ЭШ 25.90 в Монголию для угольного разреза Шивээ–Овоо (Shivee–Ovoo Coal Mine). Тендер предполагает не просто поставку экскаватора, а является проектом "под ключ": начиная от проектирования, изготовления, поставки и заканчивая обустройством монтажной площадки, монтажом, наладкой и пуском машины в эксплуатацию.

Согласно плану НИОКР проводились работы по проектированию шагающего экскаватора ЭШ-30.110, ЭКГ-9Ус (с удлиненным рабочим оборудованием), дробилок КМД-2200 Т6 (для сверхтонкого дробления в четырехстадийных схемах) и КМД-2000 Т3-Д, модернизации экскаваторов ЭКГ-5, ЭКГ-10, ЭКГ-15 и бурового станка СБШ-270ИЗ, способных удовлетворить возросшие требования заказчиков по снижению затратоёмкости и повышению эффективности работы оборудования.

С учётом текущей конъюнктуры рынка, а также сложившейся на рынке тенденции повышения комплексности обслуживания заказчика основной упор в развитии бизнеса в 2001 году был сделан на увеличение объемов реализации запасных частей и узлов, а также комплектов для модернизации оборудования. Проводилась масштабная интервенция на рынке запасных частей с одновременной организацией сети фирменного технического сервиса, способной предоставить потребителю полный комплекс услуг по поддержанию оборудования в работоспособном состоянии в течение всего срока его эксплуатации. С этой целью в 2001 году была проведена аттестация на статус регионального сервисного центра (РСЦ) четырех сервисно-сбытовых организаций: ЗАО "Тяжмашсервис", ЗАО "Уралспецторг", ЗАО "Уралмонторем" и ЗАО "Гортехмаш-Заводы", основными задачами которых являются: обеспечение горнодобывающих предприятий продукцией ОМЗ и ведение работ по комплексному сервисному обслуживанию горного оборудования.

События после отчетной даты

11 апреля 2002г ОМЗ зарегистрировали дочернюю фирму ОМЗ-Сибирь (Кемерово)

Фирма создана на базе региональных сервисных центров ОМЗ – «Уралмонторем» и «Тяжмашсервис». Ее основные задачи – поставка запасных частей и комплексное сервисное обслуживание горной техники в Сибирском и Дальневосточном регионах России, а также выход на «вторичный рынок» горного оборудования и запасных частей.

На должность директора фирмы «ОМЗ - горное оборудование» назначен Лазарко И.Д.

Оборудование для горной промышленности

ОМЗ проектируют, производят, продают и проводят сервисное обслуживание оборудования для горнодобывающей и горноперерабатывающей промышленности:

- экскаваторы
- дробильно-размольное оборудование
- буровые станки для буровзрывных работ

Объем продаж оборудования в 2001 году вырос на 12% и составил 1072 млн.рублей, экспорт - на 40% и составил 127 млн.рублей. Доля экспорта в продажах составила 12%. Маржинальный доход составил 328 млн.рублей, операционная прибыль – 127 млн.рублей.



В целом конъюнктура рынка горного оборудования в течение 2001 года была нестабильной в результате стагнации горнорудной промышленности, вызванной общеэкономической рецессией в мире и в частности в чёрной и цветной металлургии, на которые приходится основная доля поставок продукции промышленности.

Объем продаж, млн. руб.


1500
1000
500
0
1999
2000
2001

Основными отечественными потребителями оборудования ОМЗ являются добывающие предприятия: Качканарский ГОК, Южный Кузбасс, Лебединский ГОК, Стойленский ГОК, Карельский окатыш, Кузбасс-разрезуголь, Ачинский глиноземный комбинат.

Большая часть экспорта оборудования пришлась на страны СНГ – Казахстан, Узбекистан, Украину. Оставшаяся часть пришлась в основном на страны Азии – Въетнам и Монголию.

Экспорт, млн. руб.


150
100
50
0
1999
2000
2001

К крупным проектам, выполненным в отчетном периоде относятся:

- Монтаж, наладка и сдача в промышленную эксплуатацию шагающего экскаватора ЭШ-15.100 в ОАО «Севзото»
- Монтаж и пуск в эксплуатацию экскаваторов–драглайнов ЭДГ-3,2.30 №№ 2 и 3 на Качканарском ГОКе и ОАО «Огнеупоры» (г. Богдановичи)
- Изготовление головного образца гидравлического экскаватора ЭГ-5,5
- Изготовление и поставка 5 карьерных экскаваторов ЭКГ-10, экскаватора ЭКГ-15 и бурового станка СБШ-270 для горнодобывающих предприятий России, Украины и Узбекистана
- Разработка, изготовление и испытания новой транзисторной системы возбуждения для экскаваторов с приводом типа "Г–Д"
- Монтаж, пуск в эксплуатацию головного образца

География экспорта


СНГ
Азия
Европа
13%
1%
86%

Компания Friede & Goldman Ltd. является одним из авторитетнейших проектантов в мире, всего по ее проектам построено свыше 100 платформ. Из 420 действующих в мире морских буровых платформ, сейчас в эксплуатации находится 60 платформ, спроектированных FGL.

Благодаря прекрасной репутации и уникальным техническим разработкам Friede & Goldman Ltd., ОМЗ сможет выйти на мировой рынок по проектированию и производству морских буровых платформ. По оценкам специалистов, рынок строительства и модернизации морских буровых платформ в мире оценивается в 3-5 млрд. долларов в год.

ОМЗ последовательно развивает свои мощности по проектированию и строительству морских буровых платформ. В частности, в компанию входят проектанты морских буровых платформ Friede & Goldman Ltd и КБ «Коралл». ОМЗ лидер на российском рынке по строительству буровых установок (занимает около 60% российского рынка). Благодаря выгодному географическому положению нескольких предприятий, ОМЗ получает ряд конкурентных преимуществ по строительству морских буровых платформ на каспийском шельфе. ОМЗ располагает уникальной производственной базой на реке Волге, это – Красное Сормово и Нижегородский теплоход. Наличие судостроительных и машиностроительных мощностей в Санкт-Петербурге позволяет ОМЗ поставлять оборудование для морских буровых платформ в любую точку мира.

Разработка документации по проектированию, переоборудованию, модернизации судов, плавкранов, крановых судов и технических средств для освоения шельфа.

Технологическое проектирование сооружений нефтяной, нефтеперерабатывающей и газовой промышленности.

Осуществление функций генерального проектировщика, проектный инжиниринг.

Осуществление функций генерального подрядчика, технологический и строительный инжиниринг.

Численность - 450 человек, из них 330 конструкторов

Покупка ЦКБ «Коралл» значительно усиливает позиции ОМЗ на капиталоемком рынке проектирования и строительства технических средств освоения шельфа, позволяя в перспективе полностью загрузить судостроительные мощности предприятий компании, а также мощности, производящие нефтегазовое оборудование.

Приобретен пакет акций ОАО «ЦКБ «Лазурит»

ОАО «ЦКБ «Лазурит» является головным конструкторским бюро в области проектирования подводных буровых и эксплуатационных сооружений для добычи нефти и газа. Основные виды деятельности ОАО «ЦКБ «Лазурит»:

- разработка проектов подводных эксплуатационных комплексов для сбора, подготовки и транспортировки газа и конденсата;
- проектирование подводного бурового комплекса для круглогодичного ведения буровых работ независимо от ледовой обстановки на поверхности моря;
- проектирование транспортных судов различного назначения, включая класс «река-море», судов снабжения и технического обеспечения усиленного ледового плавания, буксиров, спасателей и др.

Численность - 500 человек.

Покупка акций ЦКБ «Лазурит» позволяет в перспективе сформировать единый инжиниринговый центр, способный оказать заказчику интегрированный комплекс услуг по любым аспектам морской тематики.

Приобретен контрольный пакет акций ОАО ВПИ «Проектверфь»

ОАО ВПИ «Проектверфь» занимается проектированием объектов предприятий судостроения. По разработанным ВПИ "Проектверфь" проектам построены эллинги, спусковые устройства, сборочные и корпусообрабатывающие цехи и др. на более чем 20 судостроительных предприятий России, в т.ч. на Навашинском, Волгоградском, Рыбинском, Гороховецком судостроительных заводах, на заводе "Красное Сормово".

Численность - 65 человек.

Покупка ВПИ «Проектверфь» усиливает технологические возможности компании. Бизнес ВПИ «Проектверфь» будет строиться на оказании технологических услуг внешним заказчикам, а также на оказании услуг по технологической подготовке производств судостроительных предприятий компании к строительству технических средств освоения шельфа.

Приобретена компания Friede & Goldman Ltd. (США, Хьюстон)

Friede & Goldman Ltd. (FGL) была приобретена у судостроительной компании Friede & Goldman Halter (FGH), в ходе торгов по имущественным долгам FGH.

Предприятие специализируется на создании скоростных патрульных и боевых катеров. В соответствии с современными требованиями к охране морских границ и экономических интересов государства в 200-мильной прибрежной зоне верфь серийно строит корабли береговой охраны нового поколения (типа «Светляк»). Успешная эксплуатация этих кораблей и сотен катеров предыдущих серий Морскими Силами Федеральной Пограничной Службы и зарубежными службами береговой охраны является лучшим подтверждением репутации верфи как высококвалифицированного строителя скоростных судов специального назначения.

Плодотворное сотрудничество с проектантами и морскими инженерами позволило фирме накопить богатый опыт постройки скоростных судов, в том числе: судов на подводных крыльях, катамаранов, судов на воздушной подушке и судов с малой площадью ватерлинии, оснащенных как дизельными, так и газотурбинными двигателями. С 1961 года «Судостроительная фирма «Алмаз» построила более 300 скоростных боевых и патрульных катеров.

В 1996 году соответствие системы управления качеством проектирования, постройки и послепродажного обслуживания международному стандарту ISO 9001 было подтверждено «Сертификатом соответствия», выданным классификационным обществом Бюро Веритас.

Будучи строителем первого в мире ракетного катера, самого быстроходного судна на подводных крыльях и крупнейших в мире кораблей на воздушной подушке, «Судостроительная фирма «Алмаз» выходит сейчас на новые рынки с новыми проектами. В 90-е годы корабелы «Алмаза» добились первых значительных успехов в гражданском судостроении, освоив серию природоохранных катамаранов класса «Экопатруль», а также выполнив более 25 заказов на постройку яхт, более половины из них - для европейских клиентов.

Приобретен контрольный пакет акций ОАО «Нижегородский теплоход»

ОАО "Нижегородский теплоход" выпускает перегрузочную технику, судовые механизмы, сменно-запасные детали для ремонта судов и другую продукцию. ОАО "Завод Нижегородский Теплоход", образованное в апреле 1993 года, является правопреемником завода портового и судового оборудования "Теплоход". Специализируется на изготовлении портовой техники, изделий судового машиностроения, якорей, гребных винтов, сменно-запасных частей для двигателей внутреннего сгорания и плавучих кранов, сварочных электродов, поковок, штамповок, полуфабрикатов стального, чугунного и бронзового литья. Предприятие является единственным в России, имеющим опыт строительства плавучих кранов, скалоуборочных штанговых плавучих земснарядов. Судостроительное производство прошло сертификацию Германским Ллойдом и включено в его банк данных.

В настоящий момент предприятие выполняет заказ РАО «Газпром» на строительство платформы для ремонта подводных трубопроводов.

Среднесписочная численность – 1854 человека.

Покупка Нижегородского теплохода обеспечивает ОМЗ сильные позиции в перспективном секторе речной дноуглубительной техники, а также позволяет существенно снизить издержки головного судостроительного предприятия компании – завода Красное Сормово за счет перераспределения и реструктуризации мощностей металлургического комплекса.

Приобретен контрольный пакет акций ОАО «ЦКБ Коралл»

ЦКБ"Коралл" - единственное в бывшем СССР профильное КБ по проектированию средств для освоения нефтегазовых месторождений на шельфе, обладающее уникальными инженерными и научно-техническими разработками.

Основные виды деятельности:

Суда гражданского и специального назначения



ОМЗ проектируют, производят, продают и проводят сервисное обслуживание судов гражданского и специального назначения:

- танкеры (грузоподъемностью до 8000 тонн),
- сухогрузы (грузоподъемностью до 6000 тонн),
- вспомогательные суда,
- легкие яхты и катера,
- подводные лодки,
- суда береговой охраны,
- суда на воздушной подушке.

Объем продаж оборудования в 2001 году составил 542 млн.рублей, экспорт - 211 млн.рублей. Доля экспорта в продажах составила 39%. (Данные приведены без ОАО «Судостроительная фирма «Алмаз». Реализация Алмаза в 2001 году составила 2.12 млрд.рублей). Маржинальный доход составил 114 млн.рублей, операционная прибыль – 35 млн.рублей.

Объем продаж, млн.руб.


600
400
200
0
2001

Экспорт, млн. руб.


300
200
100
0
2001

Основным отечественным потребителем продукции корпорации является "В.Ф. Танкер".

Крупнейшие зарубежные покупатели продукции судостроения - Martimex Marine Trading (Словакия) и Invest Holding Co (Мальта).

29 апреля на Красном Сормово состоялась торжественная церемония, посвященная вводу в эксплуатацию 5 нефтеналивных танкеров. Танкеры переоборудованы на Красном Сормово из сухогрузов типа "Волжский" по заказу компании «Волга-флот Танкер» (дочернее предприятие компании «Волга-флот»). Заказ выполнен качественно и в срок.

В июле компании «В.Ф. Танкер» были переданы две нефтеналивные баржи, переоборудованные из сухогрузных барж проекта Р-156 (грузоподъемность 4150 тонн).

30 мая Красное Сормово сдало заказчику – "Invest Holding Co" сухогрузный теплоход проекта 19610.

14 июля состоялась торжественная церемония спуска на воду и освящения сухогрузного теплохода проекта 17310, изготовленного по заказу "Martimex Marine Trading" (Словакия) для компании "Wessels" (Германия). 4 октября в Санкт-Петербурге завод Красное Сормово передал теплоход заказчику. Теплоход получил название «Petersburg». Это второй теплоход проекта 17310, построенный Красным Сормово для компании Wessels (первый, по другому контракту, был сдан в октябре 2000 г.).

События после отчетной даты

ОАО «Судостроительная фирма «Алмаз»

В марте 2002 года началось приобретение ОАО «Судостроительная фирма «Алмаз».

Разработка проекта и строительство двух блоков ВВЭР-1000 для АЭС «Тяньвань» в КНР предусмотрено контрактами 1997 г. между РФ и КНР. ОМЗ поставляют оборудование для первого и второго блоков АЭС «Тяньвань»: реакторы с внутрикорпусными устройствами, оборудование бетонной шахты реактора, компенсаторы давления, гидроемкости, трубопроводы главного циркуляционного трубопровода.

Необходимо также отметить подготовительный процесс, происходивший в 2001 году, приведший к подписанию договора на поставку оборудования «ядерного острова» АЭС Куданкулам (Индия) на сумму 245 млн.долларов. В соответствии с договором ОМЗ будут изготовлены два водо-водяных энергетических реактора мощностью 1000 МВт каждый. Оба реактора должны быть поставлены в 2005-2006 гг., пуск АЭС запланирован на 2007 г. ОМЗ также осуществит шеф-монтаж оборудования.

Соглашение о сотрудничестве по сооружению АЭС Куданкулам было подписано между СССР и Индией в 1988 г., однако, из-за проблем с финансированием строительство станции было отложено. В 1998 г. переговоры возобновились, был подписан контракт на разработку технического проекта по строительству АЭС. Контракт на строительство двух блоков АЭС подписан в ноябре 2002 г. Генеральный подрядчик с российской стороны – Атомстройэкспорт, с индийской – Корпорация по атомной энергии Индии.

Конструкторские разработки и расчеты создаваемого энергетического оборудования отвечают требованиям Международного агентства по атомной энергии (МАГАТЭ). Для обеспечения качества, надежности и безопасности изготавливаемого оборудования создана, сертифицирована и успешно функционирует система качества, соответствующая требованиям стандартов ИСО 9001 и разработанная в соответствии с требованиями МАГАТЭ.

16 января 2002 года была завершена двухнедельная ковка экспериментальной цилиндрической обечайки для нового атомного реактора ВВЭР-1500 из слитка весом 360 т. После охлаждения обечайка отправлена на мехобработку. Готовое изделие не будет частью действующего реактора, ему предстоит стать объектом для различных исследований. Заказчик – ОКБ Гидропресс. Финансирование осуществлялось Минатомом РФ.

ОМЗ находится на острие технической мысли в области атомных технологий. Ижорские заводы получили ряд патентов РФ на изобретения в частности на «Контейнер для транспортировки и хранения отработанного ядерного топлива» и «Сталь для корпусов атомных реакторов повышенной надежности и ресурса» (совместно с ЦНИИ КМ «Прометей» и ОКБ «Гидропресс»).

Оборудование для атомных станций (АЭС)

Компания производит, продает и осуществляет сервисное обслуживание оборудования для атомных станций (АЭС):

- оборудование первого контура для АЭС с водо-водяной энергоустановкой (ВВЭР);
- контейнеры для отработанного ядерного топлива.

Объем продаж оборудования в 2001 году вырос в 3.5 раза и составил 2.11 млрд.рублей, экспорт - в 4 раза и составил 1.81 млрд.рублей. Доля экспорта в продажах составила 86%. Маржинальный доход составил 687 млн.рублей, операционная прибыль – 501 млн.рублей.

В 2001 г. были успешно осуществлены следующие мероприятия:

- Отгружен Корпус ядерного реактора для АЭС «Бушер»;
- Отгружено оборудование для АЭС «Бушер»: корпус ядерного реактора, ферма упорная, защита сухая, плита нижняя и ряд другого оборудования;
- Отгружено устройство локализации расплава для Бл.1 АЭС «Тяньвань»;
- Закончен монтаж оболочки КМС (крупно-масштабный стенд) аварийных процессов в г. Сосновый Бор, проведены пневмоиспытания;
- Отгружены привода АРК (аварийное регулирование контура) для Нововоронежской АЭС.

Основные поставки в России приходились на: ЗИО-Подольск, НИТИ им.Александрова, Технокомплект, Ленинградскую АЭС.

Большая часть экспортного оборудования пришлась на страны Азии – Китай (АЭС «Тяньвань») и Иран (АЭС «Бушер»). Оставшаяся часть - на Словакию (АЭС в Богунице).

В 1996 г. вступил в силу контракт между РФ и Исламской республикой Иран на достройку АЭС «Бушер» с реакторной установкой ВВЭР-1000. Согласно подписанному контракту ОМЗ изготавливают корпус и верхний блок водо-водяной реакторной установки мощностью 1000 МВт, все внутрикорпусные устройства, корпуса парогенераторов, трубопроводы главного циркуляционного трубопровода, транспортно-техно-логическое оборудование и др. В декабре 2001г. впервые заключен контракт на монтаж оборудования АЭС «Бушер».



Объем продаж, млн.руб.


2500
2000
1500
1000
500
0
1999
2000
2001

Экспорт, млн.руб.


2000
1500
1000
500
0
1999
2000
2001

География экспорта


Европа
Азия
2%
98%

завод являлся одним из двух главных конкурентов ОМЗ на российском рынке. Вхождение ПМЗ в состав ОМЗ усиливает позиции Компании на рынке нефтегазового оборудования и позволит:

- ➢ в области производства:
  - ✓ освоить производство малогабаритных турбобуров и ЗИП к ним;
  - ✓ передать на ПМЗ производство новых конструкций ВЗД по документации Пермского филиала ВНИИБТ, освободив мощности последнего для изготовления новейшей техники;
  - ✓ разместить на заводе производство полуфабрикатов (заготовок) статоров и роторов ВЗД на изготовление которых в Пермском филиале ВНИИБТ используются универсальные станки;
  - ✓ в значительной степени разгрузить заводы ВНИИБТ от изготовления шпинделей, переводников и другой продукции, производимой ПМЗ.
- ➢ в области новой номенклатуры:
  - ✓ *развить производство малогабаритных винтовых насосов,*
  - ✓ расширить на существующем участке производство шарикоподшипников для всех типоразмеров ВЗД, исключив тем самым поставки по кооперации этих деталей с заводов Белоруссии и России.
- ➢ в области маркетинга:
  - ✓ проводить единую ценовую политику на внутреннем рынке в области забойных гидравлических двигателей для бурения и капитального ремонта нефтяных и газовых скважин.

Среднесписочная численность работающих по основному виду деятельности – 710 чел.

СВП-320/250.

Большое внимание уделяется комфорту буровиков. Так в июне конструкторы Уралмаша разработали технический проект макета кабины бурильщика для БУ 3900/225 – ЭК-БМ. Новая разработка позволит существенно улучшить условия труда бурильщиков. Проект макета уже прошел экспертизу Уфимского государственного нефтяного технического университета и получил положительное заключение.

НПО «Буровая техника» разработало технико-технологическое обоснование строительства подземного газохранилища на базе месторождения Восточно-Казантипское в акватории Азовского моря путем бурения с буровой платформы 4-х горизонтальных скважин с длиной горизонтального ствола до 1500 м при вертикальной составляющей глубины скважины 300 м.

Огромное внимание уделяется качеству производимого оборудования. В 2001 году Уралмаш, основной производитель бурового оборудования ОМЗ, подтвердил сертификат качества Американского нефтяного института (API), дающий право на маркировку узлов бурового оборудования монограммой API, а также сертификат соответствия системы качества требованиям международного стандарта ISO 9001:1994. Среди российских предприятий Уралмаш стал первым предприятием получившим двойную сертификацию.

Госстандарт РФ аккредитовал метрологическую службу НПО "Буровая техника". Аккредитация проведена на техническую компетентность в осуществлении метрологического надзора за состоянием и применением средств измерений, эталонов, методик.

Утверждение в НПО БТ Диссертационного совета с правом проводить защиты диссертаций на соискание ученой степени доктора и кандидата технических наук по специальности «Технология бурения и освоения скважин» еще раз подтверждает высокое качество всех разработок.

Компания стремится удовлетворить все требования заказчика, для чего все больше внимания уделяется сервису произведенного оборудования. Актуальность работы по продлению нормативного срока эксплуатации подтверждается анализом находящегося в эксплуатации парка. Так, количество буровых установок производства Уралмаша, находящихся в расчетном нормативном сроке эксплуатации, начиная с 95 года, снизилось к настоящему времени более чем в 10 раз.

Итог работы - Уралмаш-сервиса – компании специализированной на ремонте оборудования: менее чем за три года его работы буровые предприятия России получили возможность эксплуатировать дополнительно 275 буровых установок и установок по ремонту скважин при минимальных затратах, связанных с обследованием, экспертизой и ремонтом.

Одной из основных задач которые ставит перед собой компания является расширение рынков сбыта, расширение спектра предлагаемого оборудования. С этой целью в 2001 году был приобретен завод нефтебурового оборудования UPET (г. Тырговиште, Румыния). Завод производит мобильные буровые установки с нагрузкой до 200т на крюке, стационарные буровые с нагрузкой до 200т на крюке, арматуру и замки для нефтепроводов, нефтехимической и атомной промышленности. Общая численность сотрудников 2600 человек.

Преимущества приобретения для ОМЗ: выход на восточно-европейский рынок бурового оборудования, приобретение бизнеса мобильных буровых установок, возможность предложить клиентам весь спектр буровых установок.

События после отчетной даты

Приобретен контрольный пакет ОАО «Павловский машиностроительный завод».

Данное предприятие является профильным для бизнеса ОМЗ. Основная продукция предприятия – винтовые забойные двигатели (доля в объеме продаж - 80%) и турбобуры (доля в объеме продаж - 20%). По первому из перечисленных видов продукции Павловский

Оборудование для разведки и добычи нефти и газа



Компания осуществляет проектирование, производство, продажу и сервисное обслуживание оборудования для разведки и добычи нефти и газа:

- стационарные и мобильные буровые установки грузоподъемностью от 80т до 630т и глубиной бурения от 1,5 до 15 тысяч м для всех возможных условий бурения и климатических условий,
- агрегаты для ремонта скважин,
- буровые циркуляционные насосы,
- буровые лебедки,
- верхние силовые приводы
- буровой инструмент,
- забойные двигатели и турбобуры,
- услуги по бурению и ремонту.

Спрос на рынке нефтегазового оборудования в 2001 году продолжал оставаться стабильно высоким на фоне значительного увеличения доходов нефтедобывающих компаний в 2000 году.

Объем продаж оборудования в 2001 году вырос в 3.8 раза и составил 2.19 млрд.рублей, экспорт - в 3 раза и составил 360 млн.рублей. Доля экспорта в продажах составила 17%. Маржинальный доход составил 700 млн.рублей, операционная прибыль – 246 млн.рублей.

Основными отечественными потребителями продукции корпорации являются крупнейшие нефтегазовые компании: Сургутнефтегаз, Славнефть, Газпром, ЮКОС, Роснефть, ТНК, Сибнефть.

Большая часть экспорта оборудования пришлась на страны - бывшие республики СССР – Казахстан, Грузию, Белоруссию, Узбекистан, Украину. Оставшаяся часть пришлась на Вьетнам, Сирию и Китай.

В 2001 году разработаны рабочие проекты и эксплутационная документация по следующему оборудованию: БУ 3200/200 ЭК-БМ ("ТНК"), БУ 3900/225 ЭК-БМ, БУ 3200/200 ДГУ-IК ("Роснефть") БУ3900/225 ЭК-БМЦ («Сургутнефтегаз»), БУ 3Д-86-2 («Оренбургнефть»), БУ 3900/225 ЭК-БМЛ (ЛУКОЙЛ Комибур), БУ 3200/200 ЭК-БМЛ (ЛУКОЙЛ Когалым), 2500/160 ДЭР-П (Газпром).

Разработана эксплуатационная документация, внесены изменения в техническую документацию по результатам технологичской проработки и изготовления для БУ 3200/200 ЭК-БМ (Мегион), БУ 3Д-86-1 (Белоруссия), БУ 4500/270 ЭК-БМ (ЮКОС).

Разработана эксплуатационная документация для БУ 2900/175 ДЭР, БУ 2900/175 ЭР-П, БУ 3900/225 ЭК-БМ, БУ 400/250 ЭК-БМ, БУ 5000/320 ЭУК-Я, БУ 8000/500 ДЭР,

Объем продаж, млн.руб.


2500
2000
1500
1000
500
0
1999
2000
2001

Экспорт, млн.руб.


400
300
200
100
0
1999
2000
2001

География экспорта


СНГ
Азия
5%
95%

Основные показатели

Выручка, млрд.руб.


12.00
10.00
8.00
6.00
4.00
2.00
0.00
3.80
6.73
10.25
1999
2000
2001

Экспорт, млрд.руб.


3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.76
1.14
2.81
1999
2000
2001

Выручка по бизнесам, млн.руб.


2500
2000
1500
1000
500
0
2000
2001
БО
АО
СС
ГО
МО
МП

Экспорт по бизнесам, млн.руб.


2000
1500
1000
500
0
2000
2001
БО
АО
СС
ГО
МО
МП

Структура выручки


МО 13%
БО 21%
ГО 10%
АО 21%
МП 17%
Прочее 13%
СС 5%

География экспорта


Европа 16%
СНГ 18%
Азия 66%

Динамика брутто портфеля заказов


900
800
700
600
500
400
300
200
100
0
$ млн.
янв 2000
янв 2001
янв 2002
май 2002

Структура нетто портфеля


АО 57%
МП 4%
Прочее 2%
СС 12%
МО 7%
ГО 6%
БО 12%

БО – буровое оборудование, АО – оборудование для АЭС, СС – судостроение,
ГО – горное оборудование, МО – металлургическое оборудование, МП – металлургические полуфабрикаты

Стратегия корпорации

Компания занимается инжинирингом, производством, сбытом и сервисным обслуживанием оборудования и машин по следующим шести основным направлениям (продуктовым линиям):

- ✓ оборудование для разведки и добычи нефти и газа,
- ✓ оборудование для атомных станций (АЭС),
- ✓ суда гражданского и специального назначения,
- ✓ оборудование для горной промышленности,
- ✓ металлургическое оборудование,
- ✓ металлургические полуфабрикаты из спецсталей.

В 2001 году объем продаж составил 351 млн. дол. США. Экспорт - 96 млн. дол. США. Нетто портфель заказов на 1 мая 2002 - 620 млн. дол. США (брутто портфель - 896 млн. дол. США).

Компания контролирует около 65% российского рынка тяжелых и стационарных буровых установок, до 90% - рынка отдельных видов металлургических полуфабрикатов, 55% - комплектного металлургического оборудования, 100% - оборудования первого контура водо-водяных реакторов АЭС и около 90% рынка тяжелых экскаваторов.

В основе стратегии компании лежат две основных цели:

- ✓ переход от доминирования в нескольких секторах российского рынка к завоеванию существенной доли мирового рынка по одному-двум продуктам;
- ✓ концентрация на маркетинге, инжиниринге и финальных стадиях производственного передела.

Ограниченность финансовых ресурсов, усиление конкуренции требует в среднесрочной перспективе концентрации ресурсов на приоритетных для развития ОМЗ секторах. Это в конечном итоге позволит компании иметь значительную долю продаж на мировом рынке. Одним из таких секторов может стать производство и продажа морских буровых платформ.

Постепенная утрата в среднесрочной перспективе преимущества перед западными компаниями в виде относительной дешевизны энергоносителей и трудовых ресурсов заставляет большее внимание обращать на новые факторы конкурентоспособности - снижение издержек и существенное повышение качества продукции и услуг.

В ОМЗ, как и в большинстве российских компаний, существуют непрофильные и вспомогательные производства, затрудняющие мобильность корпорации. ОМЗ проводит мероприятия по выделению непрофильных и вспомогательных производств в самостоятельные структуры, переходу на аутсорсинг и подготовку их к возможной продаже. В перспективе это позволит сосредоточиться на основных бизнесах, сократить операционные издержки основного производства, повысить финансовую прозрачность компании.

Проведение политики полной прозрачности ОМЗ является необходимым элементом развития компании и подтверждения ее международного статуса. Высокие темпы роста заставляют компанию обращаться к внешним источникам финансирования. В связи с этим развитие взаимоотношений с акционерами и потенциальными инвесторами, построенными на принципах эффективного корпоративного управления и полной открытости информации о деятельности и стратегии компании, является важнейшей задачей ОМЗ.

Объединенные машиностроительные заводы (Группа Уралмаш-Ижора)

Производственные предприятия

«Уралмаш»
г.Екатеринбрг
- нефтебуровое оборудование
- горное оборудование
- металлургическое оборудование
- металлургические полуфабрикаты

«Ижорские заводы»
г.С-Петербург
- атомное оборудование
- металлургические полуфабрикаты
- горное оборудование
- нефтехимическое оборудование
- металлургическое оборудование

«Красное Сормово»
г.Н-Новгород
- судостроение
- буровое и нефтегазовое оборудование
- металлургические полуфабрикаты

«ЗСМК»
г.Екатеринбрг
- буровое и нефтегазовое оборудование
- строительные конструкции

НПО «Буровая техника»
г.Москва
- буровое и нефтегазовое оборудование, инструмент
- услуги по бурению

«Завод Нижегородский Теплоход»
г.Н-Новгород
- судостроение
- металлургические полуфабрикаты
- электродное производство

UPET S.A.
г.Тырговиште (Румыния)
- буровое и нефтегазовое оборудование
- металлургические полуфабрикаты

«Алмаз»
г.С-Петербург
- судостроение

«Уралмаш-Сервис»
г.Екатеринбрг
- технический сервис горного и бурового оборудования

«Павловский машзавод»
пос.Павловский (Пермская обл.)
- буровое и нефтегазовое оборудование

Финансовые и обслуживающие компании

United Heavy B.V.
- инвестиционная компания

«ОМЗАР»
- инвестиционная компания

«Объединенная бухгалтерская компания"
- услуги по ведению бухгалтерского учета

«ОМЗ Структурное развитие»
- управление непрофильными бизнесами

«ОМЗ Центр»
- управление недвижимостью и непроизводственными объектами

Лизинговые компании
- лизинговые услуги

«СофтСистемСервис»
- услуги в области информационных технологий

Инжиниринговые и сбытовые компании

ООО «ОМЗ»
инжиниринг и реализация:
- горного оборудования
- металлургического оборудования
- нефтебурового оборудования
- металлургических полуфабрикатов

Филиалы		
Екате-ринбург	Мос-ква	С-Петер-бург

«Комплект Атом Ижора»
г.С-Петербург
реализация:
- атомного оборудования
- нефтехимического оборудования

КБ «Коралл»
г.Севастополь
- инжиниринг в области судостроения и буровых платформ

КБ «Лазурит»
г.Н-Новгород
- инжиниринг в области судостроения и подводных сооружений

ВПИ «Проектверфь»
- проектирование сооружений предприятий судостроения

FGL
Houston, USA
- инжиниринг в области буровых платформ

События после отчетной даты. 2002 год.

Январь

На Ижорских заводах завершена ковка обечайки для атомного реактора ВВЭР-1500.

Реструктуризирована задолженность UPETа перед румынским бюджетом, существующая на дату приобретения Объединенными машиностроительными заводами контрольного пакета акций UPETа.

Заключен контракт с Европейской организацией ядерных исследований CERN на изготовление металлоконструкций для Большого адронного коллайдера (Large Hadron Collider), который создается в рамках международного научно-исследовательского проекта в области физики высоких энергий Atlas.

Приобретен контрольный пакет акций завода Нижегородский теплоход (Бор, Нижегородская область).

Февраль

Проведена презентация принципиально нового в России гидравлического карьерного экскаватора с дизельным приводом – ЭГ-5,5.

Приобретен контрольный пакет акций конструкторского бюро «Коралл» (Севастополь, Украина).

Альфа-банк увеличил лимит кредитования ОМЗ до $29 млн.

Март

Началось приобретение контрольного пакета акций ОАО «Судостроительная фирма «Алмаз».

Приобретен контрольный пакет акций Волжского проектного института «Проектверфь» (Нижний Новгород).

Газпромбанк установил для предприятий ОМЗ лимиты кредитования на общую сумму $10 млн.

У компании Autodesk приобретено 1076 лицензий программного обеспечения AutoCAD 2002.

Апрель

Приобретен контрольный пакет Павловского машиностроительного завода (Пермская область).

Зарегистрирована сервисная фирма ОМЗ-Сибирь (Кемерово).

Введена в промышленную эксплуатацию установка внепечной обработки стали «печь-ковш», изготовленная совместно с одним из ведущих разработчиков современных дуговых электропечей VAI-FUCHS (Германия).

Заключен договор с Атомстройэкспортом на поставку длинноциклового оборудования для АЭС Куданкулам (Индия) на сумму 245 млн.долларов.

По результатам 7-й международной выставки-конкурса «Всероссийская марка (III тысячелетие)», проходившей в рамках президентской программы «Всероссийская марка», продукция ОМЗ – водо-водяной энергетический реактор ВВЭР-1000 мощностью 1000 МВт, двух- и трехслойные листы и плиты, кокили для центробежного литья труб – награждена «Золотым знаком качества XXI века».

Подписан акт передачи сухогрузного теплохода «Волга» Каспийскому пароходству (Азербайджан).

Май

Приобретена инжиниринговая компания Friede & Goldman Ltd. (USA).

Октябрь

На ММВБ полностью размещен выпуск облигаций ОМЗ 3-й серии на сумму 390 млн. рублей.

Введен в промышленную эксплуатацию участок для термообработки валков холодной прокатки на базе установки Klesid, не имеющий аналогов в России и странах СНГ.

Ноябрь

Заключено долгосрочное соглашение со Стойленским ГОКом на 2001-2005 гг. на поставку горного оборудования.

Отгружен корпус атомного реактора ВВЭР-1000 мощностью 1 млн. кВт для АЭС «Бушер» (Иран).

Декабрь

Введена в опытно-промышленную эксплуатацию установка внепечной обработки стали «печь-ковш», изготовленная совместно с одним из ведущих разработчиков современных дуговых электропечей VAI-FUCHS (Германия).

Отгружен корпус атомного реактора ВВЭР-1000 мощностью 1 млн.кВт для АЭС «Тяньвань» (Китай).

Впервые заключен контракт на монтаж оборудования АЭС «Бушер» (Иран).

Международным рейтинговым агентством Standard & Poor's ОМЗ присвоен долгосрочный кредитный рейтинг эмитента по международной шкале на уровне ССС+ с прогнозом «позитивный», кредитный рейтинг эмитента по российской шкале на уровне ruBB+, а также рейтинги долговых обязательств по российской шкале на уровне "ruBB+" 1-ому, 2-ому и 3-ому обеспеченным облигационным займам ОМЗ.

Реструктуризирована задолженность перед Пенсионным фондом РФ на срок 5 лет. Процесс реструктуризации долгов практически завершен.

По результатам 6-й международной выставки-конкурса «Всероссийская марка (III тысячелетие)», проходившей в рамках президентской программы «Всероссийская марка», продукция ОМЗ – шагающие экскаваторы ЭШ 20.90 и ЭШ 15.100 и буровая установка 2500/160 ЭК-БМ – награждены «Золотым Знаком качества XXI века».

Основные события 2001 года

Январь

Американской комиссией по ценным бумагам и биржам (SEC) зарегистрирована программа АДР первого уровня ОМЗ, которая позволила компании получить доступ на внебиржевой рынок США, а также получить листинг на европейских биржах.

Февраль

Автобанк установил лимит кредитования на группу компаний ОМЗ в размере $25 млн.

Альфа-банк установил лимит кредитования на группу компаний ОМЗ в размере $15 млн.

Март

В ФКЦБ РФ зарегистрирован проспект эмиссии облигаций ОМЗ 1-й серии на сумму 280 млн. рублей.

По агентскому соглашению приобретен завод нефтебурового оборудования UPET (Тырговиште, Румыния).

Выигран тендер на поставку шагающего экскаватора в Монголию совместно с Itochu Corporation (Япония).

Апрель

На ММВБ полностью размещен выпуск облигаций ОМЗ 1-й серии на сумму 280 млн. рублей.

Создана Объединенная дирекция продаж.

Выполнен контракт с компанией «Волга-флот» на переоборудование пяти сухогрузов в нефтеналивные танкеры.

Май

Подписан контракт с компанией Alta (Брно, Чешская республика) на модернизацию уникальных станков на предприятиях ОМЗ.

Июнь

На годовом собрании акционеров ОМЗ в состав Совета директоров избраны два независимых директора.

Получен сертификат American Petroleum Institute (API) на право авторского использования официальной монограммы API при производстве узлов бурового оборудования.

Июль

Подписан экспортный контракт на строительство 10 речных танкеров грузоподъемностью 5200 т.

Получено разрешение Комитета банковского надзора Центрального банка РФ на учреждение в Королевстве Нидерландов дочерней компании United Heavy BV.

Август

В ФКЦБ РФ зарегистрированы проспекты эмиссий облигаций ОМЗ 2-й и 3-й серий на сумму 390 млн. рублей каждый.

Сентябрь

На ММВБ полностью размещен выпуск облигаций ОМЗ 2-й серии на сумму 390 млн. рублей.

Аудит финансовой отчетности ОМЗ стал проводиться в соответствии со стандартом US GAAP. 17 сентября проведена презентация аудированной консолидированной финансовой отчетности за 1999 и 2000 гг. по стандарту US GAAP для аналитиков российских и зарубежных инвестиционных компаний и фондов.

Содержание

Основные производственные и финансовые показатели ОМЗ

Показатели	Ед.изм.	2000	2001	2001 / 2000 %
Производство товарной продукции всего	млн.руб.	6 043	9 275	153%
в т.ч.:				
металлургическая	млн.руб.	1 768	1 742	99%
механоизделия	млн.руб.	4 014	6 995	174%
судостроение	млн.руб.		539	
прочая (услуги)	млн.руб.	261	471	180%
Выручка от реализации	млн.руб.	6 730	10 250	152%
Валовая прибыль	млн.руб.	1 129	2 885	256%
EBITDA	млн.руб.	761	1 779	234%
Рентабельность по EBITDA	%	11.3	17.4	154%
Операционная прибыль (EBIT)	млн.руб.	453	1 194	263%
Рентабельность по EBIT	%	6.7	11.6	173%
Прибыль до налогообложения (EBT)	млн.руб.	413	858	208%
Рентабельность по EBT	%	6.1	8.4	138%
Чистая прибыль (EAT)	млн.руб.	258	612	237%
Рентабельность по EAT	%	3.8	6.0	158%
Чистая прибыль акционеров ОМЗ на акцию	руб.	6.88	12.69	184%
Активы	млн.руб.	14 896	16 013	108%
Чистые активы	млн.руб.	7 322	8 350	114%
Чистый оборотный капитал (NWC)	млн.руб.	2 611	4 156	159%
Капиталовложения и инвестиции	млн.руб.	570	1 002	176%
Рыночная капитализация (по РТС)*	млн.руб.	1 355	3 779	279%
	млн.$	48	125	261%
P/S		0.20	0.37	183%
P/E		6.4	9.49	148%

* На 01.06.02 рыночная капитализация (по РТС) равна 6145 млн.руб. или $196 млн.   EV/EBITDA = 3.02

Годовой отчет
за 2001 год

ОАО
Объединенные машиностроительные заводы
(Группа Уралмаш-Ижора)